UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05046450

February 28, 2005

Ronald Cami
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2005

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 29, 2004

Dear Mr. Cami:

This is in response to your letters dated December 29, 2004 and January 13, 2005 concerning the shareholder proposal submitted to DuPont by John D. Kimmerle. We also have received a letter on the proponent's behalf dated January 11, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark Brooks
Attorney at Law
521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, TN 37206

MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206
(615) 227-4350
(615) 227-4351 (fax)
Mark.Brooks@isdn.net

Of Counsel to:
Davis, Cowell & Bowe, LLP
San Francisco
Boston
District of Columbia
Las Vegas

January 11, 2005

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via UPS Overnight Delivery

Re: E.I. du Pont de Nemours & Co. Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Mr. John D. Kimmerle in response to the December 29, 2004, letter from E.I. du Pont de Nemours (the "Company" or "DuPont") seeking the Staff's concurrence in the Company's view that Mr. Kimmerle's proposal may be excluded from management's 2005 proxy materials. For the reasons summarized below, we urge the Staff to decline the Company's request for a no-action letter in this matter.

I. The proposal raises significant social policy issues concerning the health and environmental consequences of the Company's manufacture and use of perfluorooctanoic acid, and therefore may not be excluded as relating to an ordinary business matter.

The proposal requests that the Company's Board of Directors consider preparation of a report to shareholders summarizing categories of expenditures relating to the health and environmental consequences of perfluorooctanoic acid ("PFOA") exposures, the Company's remediation of PFOA sites where it is present, and PFOA-related litigation.

PFOA is an essential processing aid used in the manufacture of fluoropolymers – a key constituent of Teflon, one of DuPont's most valuable products. In recent years, significant controversy has arisen concerning the manufacture and use of PFOA, as a result of discovery of the chemical throughout the world's environment, the presence of detectable levels of PFOA in the blood of humans on four continents (including an estimated 90% of Americans), its extreme biopersistence, and rising concerns about the health effects of the chemical.

DuPont has used PFOA for decades in the manufacture of Teflon. Since 2002, the Company has also been the sole U.S. manufacturer of PFOA itself, after 3M stopped producing the chemical over concerns about its potential environmental impacts. As summarized below, DuPont has become embroiled in a growing public controversy concerning PFOA, including significant administrative litigation initiated by environmental regulators against the Company, and a class action lawsuit concerning PFOA water pollution recently settled by DuPont for as much as $343 million.

As the Staff is aware, an issuer may not omit a shareholder proposal under Rule 14a-8(i)(7), unless the company establishes *both* that the resolution concerns only an "ordinary business" matter, *and* that it does not involve "significant social policy issues . . . [that] transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[1] In recent years, the Staff has declined no-action requests from issuers raising identical arguments made by DuPont, especially where the resolutions have concerned important environmental policy issues.

In General Electric Co. (available Feb. 2, 2004), for example, Staff declined a no-action request concerning a shareholder resolution urging the company's board of directors to issue a report summarizing various categories of costs associated with the company's production, disposal, and remediation of PCBs. The resolution proposed by Mr. Kimmerle in this matter is closely modeled after the resolution approved by Staff in General Electric.[2]

Similarly, Staff declined a no-action request by Dow Chemical Co. (available March 7, 2003), involving a resolution urging the board of directors to conduct a study of the company's plans to remediate dioxin contamination and to phase out products and processes leading to dioxin emissions. See also Chevron Corp. (available Feb. 11, 1998) (urging a report on dioxins released by the issuer's refineries); Maxxam Inc. (available March 26, 1998) (requesting a report on the issuer's old growth forestry practices); and Dow Chemical (available Feb. 11, 1980) (proposing a review committee to study the health effects of certain herbicides).

In its no-action request, DuPont seeks to dismiss the significant social policy issues surrounding PFOA by characterizing the matter as an issue relating to only "one chemical . . . used in DuPont's manufacturing process." This argument overlooks the fact that an issuer's association with a single chemical, compound, or product can easily involve the company in a substantial public policy controversy, as exemplified in recent decades by the asbestos and

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[1] SEC Release No. 40018 (May 21, 1998.)

[2] DuPont unconvincingly seeks to distinguish General Electric on the basis that the issuer in that case relied solely upon the "micro-management" aspect of the Rule 14a-8(i)(7) exclusion, whereas DuPont relies solely on its claim that the resolution concerns a "fundamental task of management," citing the distinction drawn in SEC Release No. 40018. A close reading of General Electric reveals that the issuer relied on both aspects of the "ordinary business" exclusion, including a claim that its response to PCB contamination involved a "necessary and not insubstantial part of GE's day-to-day operational activities. . . ."

tobacco industries, as well as by the Staff's determinations in General Electric (PCBs) and Dow Chemical (dioxin).

More fundamentally, DuPont's position ignores key facts that place the Company at the center of a growing public controversy concerning the manufacture and use of PFOA. DuPont's shareholders, moreover, clearly have an interest in the availability of additional information to enable them to evaluate the costs and potential risks of the Company's association with PFOA, especially given DuPont's status as its sole U.S. manufacturer, and the fact that the chemical is an essential constituent of one of DuPont's most valuable products.

The significant social policy issues raised by DuPont's manufacture and use of PFOA, and the importance of these issues to DuPont shareholders, are exemplified by the following:

- ✓ PFOA, a synthetic chemical that does not occur naturally in the environment, has been detected in recent years in the blood of humans on four continents, including in 90% of Americans. The chemical is extremely biopersistent – it does not break down in the environment or in the human body – and has been discovered throughout the world's environment.[3]

- ✓ In April 2003, the U.S. EPA issued a preliminary risk assessment of PFOA, citing concerns about the chemical's widespread presence and persistence in the environment, as well as animal studies suggesting a risk of developmental and other adverse health effects from PFOA exposures, including concerns the chemical may be a human carcinogen, toxic to the liver, and cause birth defects. EPA plans to issue a more comprehensive risk analysis in early 2005.[4]

- ✓ DuPont is one of the world's largest manufacturers and users of the chemical, which is used to produce countless products sold globally, including non-stick cookware, packaging, carpeting, clothing, and textiles. DuPont has used PFOA for 50 years at its Teflon manufacturing plant in Parkersburg, West Virginia.[5]

- ✓ Sales of Teflon-related products contribute at least $100 million in annual profits to DuPont -- almost 10 percent of 2003 net income. PFOA is an essential component of Teflon manufacture, and DuPont has become the sole U.S. manufacturer of the chemical after 3M ceased production in 2000, citing concerns about its environmental impacts.[6]

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[3] "DuPont, Now in the frying pan," *New York Times* (Aug. 8, 2004); "3M suit targets plant in South," (St. Paul) *Pioneer Press* (Oct. 2, 2004).

[4] "Basic information on PFOA," U.S. Environmental Protection Agency, www.epa.gov/opptintr/pfoa/pfoainfo.htm; and EPA Preliminary Risk Assessment, www.epa.gov/opptintr/pfoa/pfoafr.htm.

[5] *New York Times* and *Pioneer Press* articles, cited at note 3.

[6] *New York Times* and *Pioneer Press* articles, cited at note 3.

- ✓ Despite the immense profitability of Teflon, PFOA has also become one of DuPont's most significant potential liabilities. In September 2004, DuPont approved settlement of a class action lawsuit against the Company concerning PFOA contamination of drinking water near the West Virginia plant. If approved by the state court, the settlement will require DuPont to pay at least $108 million for new local water treatment systems, health and education costs, and other expenses. The Company may also be required to spend an additional $235 million under the settlement.[7]

- ✓ In July 2004, the EPA filed an administrative complaint alleging that for nearly 20 years, DuPont illegally concealed information concerning the exposures of employees to PFOA and widespread contamination of public water supplies from the West Virginia plant. Fines from the case could exceed $300 million, an amount nearly equal to the Company's 2004 third quarter net income.[8]

- ✓ More recently, EPA filed yet another complaint against DuPont, claiming that the Company withheld the results of human blood sampling information establishing elevated levels of PFOA in residents living near the West Virginia facility. This second EPA complaint, filed on December 6, 2004, seeks additional penalties of up to $32,500 per day for the Company's failure to report the information.[9]

- ✓ Even DuPont officials have acknowledged the important policy issues arising from its use of PFOA. In one of a series of internal Company memoranda recently unsealed by the West Virginia Supreme Court, a DuPont attorney advised his superiors: "Our story is not a good one. We continued to increase our emissions into the river in spite of internal commitments to reduce or eliminate the release of this chemical into the community and environment because of our concern about the biopersistence of this chemical."

  In another such memo, DuPont summarized its strategy to control the public perception and regulatory response to the PFOA controversy, advising managers to "keep issue out of press as much as possible," and to "not create impression that DuPont did harm to the environment."[10]

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[7] *New York Times* article cited at note 3; "DuPont agrees to pay $107 million," *Charleston Gazette* (Sept. 10, 2004); DuPont SEC Form 10Q, filed Nov. 5, 2004.

[8] EPA press advisory (July 8, 2004), available at http://yosemite.epa.gov/opa/admpress.nsf; *New York Times* article cited at note 3.

[9] EPA press advisory (Dec. 6, 2004), available at http://yosemite.epa.gov/opa/admpress.nsf.

[10] DuPont memoranda available at www.ewg.org/issues/PFCs; see also *New York Times* article cited at note 3.

- ✓ 3M Company, which supplied PFOA to DuPont until it stopped manufacturing the chemical in 2000 over environmental concerns, has also become embroiled in PFOA litigation. In September 2004, a class action lawsuit was filed against 3M in Alabama on behalf of local residents alleging soil and groundwater contamination from the company's former PFOA manufacturing plant there.[11]

- ✓ National and international press reports about the controversies surrounding PFOA have also fueled consumer fears about DuPont products. In 2004, stores in China reportedly suspended sales of Teflon-coated pans, after publicity about PFOA triggered what DuPont called a "mass panic" among consumers.[12] Even if such consumer fears are unjustified, the controversy itself is germane to DuPont shareholders.

In light of these growing controversies concerning the environmental and health effects of a chemical constituent of one of DuPont's most important products, a resolution requesting that the Company make available more information concerning PFOA clearly raises significant social policy issues. As a result, the resolution may not be excluded as an ordinary business matter.

II. Disclosure by the Company of the minimum information required by SEC regulations or generally accepted accounting principles does not render the resolution an ordinary business matter.

In its no-action request, the Company seeks a new policy pronouncement from Staff that any resolution that requests that an issuer disclose financial information beyond the minimum requirements of SEC regulations or generally accepted accounting principles may automatically be excluded as related to ordinary business operations. This argument ignores established Commission policy that requests for exclusion of a resolution under Rule 14a-8(i)(7) – including in particular resolutions requesting special studies of segments of a company's business – must turn on a case-by-case analysis of the subject matter of the resolution.[13]

DuPont's position also ignores the Staff determinations in General Electric, Dow Chemical, and similar cases cited above. The resolutions in each of those cases urged issuers to disclose specific information not otherwise required to be disclosed by SEC regulations or by GAAP.

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[11] *Pioneer Press* article cited at note 3.

[12] *Charleston Gazette* article cited at note 7; *New York Times* article cited at note 3.

[13] SEC Release No. 34-20091 (Aug. 15, 1983); see also SEC Release Nos. 34-40018 (May 21, 1998) and 34-12999 (Nov. 22, 1976).

In this context, we note that DuPont significantly misrepresents the effect of Mr. Kimmerle's proposal. Thus, DuPont asserts that failure to exclude the proposal would establish a principle that "any shareholder could *require* disclosure" of narrowly defined categories of information lacking general importance to shareholders. As a result, according to DuPont, communications to shareholders would necessarily "become a jumble of special interest topics."

A casual review of the resolution reveals that it merely requests that the Board of Directors summarize categories of expenditures related to the use and production of PFOA. The resolution does not *require* anything. Even if the board voluntarily adopted a policy providing for more disclosure of PFOA-related expenditures, moreover, the directors would continue to have unfettered discretion concerning the details and manner of such disclosure. The Company's concern that allowing shareholders to vote on this non-binding proposal would mandate "a jumble of special interest" communications is therefore misplaced.

As summarized below, moreover, the information the resolution requests would clearly be useful to shareholders in evaluating the risks and liabilities posed to DuPont's business by its continued manufacture and use of a chemical that has become the subject of a major environmental policy debate. It therefore cannot be said that the information the resolution seeks would have no generalized interest to the Company's investors.

III. The Company has not substantially implemented the proposal.

Contrary to the Company's argument, DuPont has not publicly disclosed the information concerning its manufacture and use of PFOA that is requested by the resolution. As a result, the resolution may not be omitted under Rule 14a-8(i)(10).

Thus, the resolution requests that the Board of Directors report the Company's expenditures, for each year from 1981-2004, relating to the health and environmental consequences of PFOA exposure, DuPont's remediation of sites where PFOA is present, and PFOA-related litigation. The information the resolution seeks would be reported by specific site (if applicable), and by particular categories, including attorneys' fees, expert fees, lobbying, and public relations/media expenses.

This summary of information is the sort of data that would enable shareholders to fairly evaluate the costs and risks of DuPont's production and use of PFOA, including an evaluation of the Company's historical and ongoing efforts to manage the public perception, governmental regulation, and legal liabilities surrounding this issue. It is the same type of information concerning PFOA that was requested concerning PCBs in the General Electric resolution, and concerning dioxins at Dow Chemical. It is also the kind of information that would have permitted investors to evaluate the risks and potential liabilities of companies involved in the tobacco and asbestos industries.

DuPont seeks to exclude this resolution, however, by pointing to entirely different sorts of information concerning PFOA that the Company has disclosed in its SEC filings or on its web site. For example, the Company's SEC filings generally report the aggregate amount DuPont agreed to pay to settle the West Virginia class action lawsuit, as well as the aggregate amount expended by the Company under a related consent order entered into with West Virginia regulators in 2001.

The PFOA information cited by DuPont from its web site, moreover, is limited to a series of "fact sheets" presenting the Company's positions on the chemical properties and health effects of PFOA and of products treated with Teflon. The web site also includes press releases representing the Company's public relations responses to EPA's administrative actions and to environmental critics of DuPont's PFOA policies, as well as a general summary of the terms of the Company's settlement of the West Virginia class action.

In *none* of these materials will shareholders find any financial information concerning expenditures for the Company's attorneys' fees, lobbying expenses, expert fees, or public relations or media expenses related to PFOA. Since none of this data is presented, moreover, the Company obviously has broken out none of the information by specific site, year, or category of expenditure.

Accordingly, the Company clearly has not substantially implemented the shareholder proposal, and cannot rely on Rule 14a-8(i)(10) as a basis to exclude it.

IV. Conclusion

For these reasons, we urge the Staff to decline the Company's request for a no-action letter. Please let me know if you require additional information concerning the proponent's position in this matter.

Sincerely,

Mark Brooks

Mark Brooks

cc: Ronald Cami, Esq., Cravath, Swaine & Moore LLP
John D. Kimmerle

The New York Times

August 8, 2004 Sunday
Late Edition - Final

SECTION: Section 3; Column 2; SundayBusiness; Pg. 1

LENGTH: 2009 words

HEADLINE: DuPont, Now in the Frying Pan

BYLINE: By AMY CORTESE

BODY:

TEFLON has been hugely successful for DuPont, which over the last half-century has made the material almost ubiquitous, putting it not just on frying pans but also on carpets, fast-food packaging, clothing, eyeglasses and electrical wires -- even the fabric roofs covering football stadiums.

Now DuPont has to worry that Teflon and the materials used to make it have perhaps become a bit too ubiquitous. Teflon constituents have found their way into rivers, soil, wild animals and humans, the company, government environmental officials and others say. Evidence suggests that some of the materials, known to cause cancer and other problems in animals, may be making people sick.

While it remains one of DuPont's most valuable assets, Teflon has also become a potentially huge liability. The Environmental Protection Agency filed a complaint last month charging the company with withholding evidence of its own health and environmental concerns about an important chemical used to manufacture Teflon. That would be a violation of federal environmental law, compounded by the possibility that DuPont covered up the evidence for two decades.

DuPont contends that it met its legal reporting obligations, and said that it plans to file a formal response this week.

If an E.P.A. administrative judge does not agree, the agency could fine the company up to $25,000 a day from the time DuPont learned of potential problems with the chemical two decades ago until Jan. 30, 1997, when the agency's fines were raised, and $27,500 a day since then. The total penalty could reach $300 million. The agency is also investigating whether the suspect chemical, a detergentlike substance called perfluorooctanoic acid, is harmful to human health, and how it has become so pervasive in the environment. The chemical -- which is more commonly known as PFOA or C-8, for the number of carbon atoms in its molecular structure -- has turned up in the blood of more than 90 percent of Americans, according to samples taken from blood banks by the 3M Company beginning in the mid-90's. Until it got out of the business in 2000, 3M was the biggest supplier of PFOA. DuPont promptly announced it would begin making the substance itself.

The E.P.A. is auditing 3M to determine if there were any civil violations of environmental law involving its chemically related products, Cynthia Bergman, a spokeswoman for the agency, said. The E.P.A.'s action on July 8 prompted the Chinese government to begin its own study on the safety of Teflon, and some stores there pulled Teflon-coated pans from their shelves, the government-run China Daily newspaper reported.

SOME people who live in or near Parkersburg, W.Va., where DuPont has manufactured Teflon for 50 years, are not waiting for more studies. Thousands of them have joined in a class-action suit filed in Wood County, W.Va., Circuit Court against the chemical maker, which they charge knowingly contaminated the air, land and water around the plant for decades without informing the community. The chemical has been found in the public drinking water at levels exceeding a longtime internal guideline considered safe by DuPont. The trial is scheduled to begin next month.

DuPont is contesting the accusations, and insists that neither PFOA nor Teflon poses risks to humans. "The evidence from over 50 years of experience and extensive scientific studies supports our conclusion that PFOA does not harm human health or the environment," said Stacey J. Mobley, general counsel of DuPont, in a statement responding to the E.P.A. ruling.

Critics say they will press their fight against the company because PFOA does not break down in the environment or in the human body, so the material that has been released could pose a health threat for many years. "This is an issue that won't go away for DuPont, because this chemical will not go away," said Jane Houlihan, vice president for research at the Environmental Working Group, an organization in Washington that is DuPont's most vocal critic.

For that reason, some critics said they think that PFOA, and the family of perfluorochemicals known as PFC's to which it belongs, are potentially a bigger problem than many chemicals that have been banned.

That could have implications for hundreds of companies that use the materials, including the makers of popular brands like Gore-Tex, Stainmaster and SilverStone. "There's a huge ripple effect throughout the industry," says Rich Purdy, a toxicologist who was at 3M until 2000.

FOR DuPont, the controversy could hamper plans by its chairman and chief executive, Charles O. Holliday Jr., to shed the company's slow-growing businesses -- including the unit that makes nylon and Lycra, both of which it invented -- and focus instead on faster-growing businesses like genetically engineered seeds, soy-based products and electronics. While the company invests in those areas, it is banking on steady profits from products like Teflon.

Teflon-related products contribute at least $100 million in profit annually, according to company reports and court documents -- almost 10 percent of the company's 2003 total. DuPont has been pushing its Teflon-branded materials (known as fluoroproducts) for new uses -- such as a built-in stain repellent for fabrics and a spray-on cleaning product -- and has identified new markets, including China, for expansion. The company has invested $50 million to expand Teflon production and $20 million on an advertising campaign in the United States.

DuPont has reported revenue increases for both quarters of 2004, and earnings increased 57 percent in the first quarter of 2004. Frank Mitsch, an analyst with Fulcrum Global Partners, said he thought the E.P.A. action would not have an immediate effect on DuPont. "This will be tied up in the courts for a while," he said.

Still, in announcing its second-quarter results on July 23, DuPont disclosed that it had set aside $45 million as "a reserve for settlement in connection with the PFOA class-action suit." Gene Pisasale, an analyst with Wilmington Trust, a bank that was founded in 1903 by T. Coleman du Pont and is now one of DuPont's biggest shareholders, said that while "it's not a huge charge" -- the company spent more than $1 billion on litigation over the fungicide Benlate -- "if this were to be a continuing thing, I would have to take a second look."

At the very least, the Teflon flap could damage DuPont's well-polished image. The 200-year-old company, based in Wilmington, Del., prides itself on its corporate values, and Mr. Holliday is a high-profile advocate of socially responsible business. "In the chemical industry, the critical thing is not only investor perception, but consumer trust," Mr. Pisasale said. "That can be very hard to build back."

In a preliminary risk assessment report released last spring, the E.P.A. said PFOA was a possible carcinogen, but did not advise that consumers stop using Teflon products. PFOA is used as a processing aid in making many Teflon products and and is not present in end products, such as cookware. But some researchers assert that some Teflon products can release PFC's, including PFOA, in the environment and in the human body. They contend that this could account for its wide presence in the environment and in the population.

A spokesman for W.L. Gore & Associates, which makes Gore-Tex, said the material it gets from DuPont does not break down into PFOA, but he conceded that the material could contain trace amounts and that there was still an open question about safety. "Are the downstream folks involved? Sure. We all want to find the sources and pathways here," the spokesman, Ed Schneider, said.

A study that appeared this month in Environmental Science & Technology, published by the American Chemical Society, found varying levels of PFC's, including PFOA, in the blood of people living on four continents. The researchers postulated that prolonged use of products containing PFC's -- like paper products, packaging, carpet treatments and stain-resistant textiles and cleaners -- could be a major source of human exposure. DuPont dismisses such reports as speculation, and says it is working with the E.P.A. to study the sources of PFOA in the environment. Because PFC's do not occur naturally, the most likely sources are thought to be manufacturing releases or breakdown from products. The company acknowledges that fumes from Teflon pans subjected to high heat can release gasses unrelated to PFOA, which can kill pet birds and cause a flulike condition in humans known as polymer fume fever. PFOA is known to cause cancer in some animals, and has been linked to liver damage and other problems in animals. Its effects on human health have been little studied.

In the 1980's, a DuPont study of female workers exposed to the substance found that two out of seven women gave birth to babies with facial defects similar to those observed in the offspring of rats that had been exposed to PFOA in another study. In its complaint, the E.P.A. charged that DuPont had also detected PFOA in the blood of at least one of the fetuses and in public drinking water in communities near DuPont plants, but did not report that it had done the tests.

THERE is no federal requirement for companies to test unregulated chemicals like PFOA, but if companies have reason to believe a substance poses a threat, they are required by the Toxic Substances Control Act to notify the E.P.A. The agency also said DuPont was in violation of another federal environmental law for not providing all of the toxicological data it had gathered about the chemical after a 1997 request from the agency.

The class-action lawsuit, filed in Wood County, W.Va., the home of the Washington Works plant where DuPont has made Teflon for decades, has turned up a series of documents that DuPont had sought to shield as proprietary information. The latest came to light in May, when the West Virginia Supreme Court voted unanimously to unseal several DuPont memorandums from 2000 in which John R. Bowman, a company lawyer, warned two of his superiors -- Thomas L. Sager, a vice president and assistant general counsel, and Martha L. Rees, an associate general counsel -- that the company would "spend millions to defend these lawsuits and have the additional threat of punitive damages hanging over our head."

He added that other companies that had polluted drinking water supplies near their factories had warned him that it was cheaper and easier to replace those supplies and settle claims than to try to fight them in court. And those companies, he noted, had spilled chemicals that did not persist in the environment the way that PFOA does. "Our story is not a good one," he wrote in one memorandum. "We continued to increase our emissions into the river in spite of internal commitments to reduce or eliminate the release of this chemical into the community and environment because of our concern about the biopersistence of this chemical."

Another document summarizes the company's strategy for deflecting the PFOA issue and litigation. It offers various suggestions for improving credibility with employees, the community and regulators, such as "keep issue out of press as much as possible" and "do not create impression that DuPont did harm to the environment."

Local officials said the memorandums -- with the E.P.A.'s action and recent tests that found increasing PFOA levels in their water -- confirmed their fears.

"We've been exposed since at least 1984," said Robert Griffin, general manager of the Little Hocking Water Association, which serves about 4,000 homes in rural Washington County, Ohio, directly across the Ohio River from DuPont's Washington Works plant. "The community could have dealt with it back then, but DuPont saw fit not to inform us."

In June, Mr. Griffin included a warning in his annual water quality report to customers. It stated, in bold capital letters, that until the issue was resolved, "You are drinking this water at your own risk."

10/2/04 St. Paul Pioneer Press (Minn.) 1A
2004 WL 56347048

St. Paul Pioneer Press

Saturday, October 2, 2004

MAIN

3M suit targets plant in South; Alabama neighbors say soil and water are contaminated

BY JENNIFER BJORHUS
Pioneer Press

Neighbors of 3M Co.'s plant in Decatur, Ala., are suing the company, claiming that two chemicals 3M produced there for decades contaminated their soil and groundwater and lowered their property values. The lawsuit, one of two filed in Alabama against the Maplewood manufacturer over its production of perfluorochemicals, came one day after DuPont Co. announced it will pay as much as $343 million to settle a class-action lawsuit accusing that company's Teflon plant in West Virginia of contaminating nearby water supplies with one of the same synthetic compounds that 3M made.

3M doesn't make the chemicals in the United States anymore and says the lawsuits have no merit. But combined with the DuPont settlement, the new Alabama lawsuit — filed Sept. 10 in Decatur — may signal the filing of similar suits related to the chemicals, possibly opening 3M to what one environmental lawyer called "tremendous" litigation risks. The plaintiffs' lawyers in the Alabama suit are seeking class-action status.

The main chemicals in question are perfluorooctane sulfonate and perfluorooctanoic acid, commonly called PFOS and PFOA, which 3M made for years at its plants in Cottage Grove and in Decatur. Both lawsuits involve the Alabama facility, not the Minnesota plant.

The chemicals, which do not break down in the environment, seem ubiquitous — found in fish in the Great Lakes and in polar bears. Scientists still are trying to figure out how they got there. They also have been found in human blood on four continents. In high doses the chemicals are considered acutely toxic to test animals, having killed or caused cancer, developmental problems and liver problems. Studies of 3M workers at the Cottage Grove and Decatur plants link PFOA exposure to certain forms of cancer and stroke.

The federal Environmental Protection Agency calls PFOS and PFOA "chemicals of concern" and is studying them for toxicity and for being possible carcinogens. A draft risk assessment of PFOA is due in November.

PFOS and PFOA are part of a family of perfluorochemicals characterized by chains of carbon atoms bonded to fluorine atoms, yielding armorlike compounds. PFOS and PFOA both have a chain of eight carbon atoms.

PFOS once was a key ingredient in 3M's original Scotchgard, which 3M has since reformulated using a cousin chemical. PFOA is a backbone industrial chemical used to make super-tough plastic and rubber that goes into a slew of products such as nonstick fry pans, silicon wafer carriers, circuit breakers, spacecraft and flame-retardant fabrics. 3M sold PFOA to DuPont for use in making Teflon.

3M announced in 2000 that it was stopping production of the two chemicals because of concerns about the environmental impacts. The company still makes a small amount of PFOA in Europe for internal use.

A 3M spokesman said neither of the Alabama lawsuits has any merit.

It's unclear how great a new litigation risk the chemicals are for 3M, which still is settling lawsuits over breast implants and dust masks. An attorney for the Environmental Working Group, an organization in Washington, D.C., that has been investigating the chemicals, described the litigation risk for water contamination in particular as "tremendous," pointing to the DuPont settlement.

The new Alabama lawsuit accuses 3M of negligence, gross negligence, liability and trespass in knowing about the problems with the compounds and not notifying nearby residents. While the release of the compounds has residents fearing future illness, the plaintiffs aren't seeking damages related to disease, the suit says.

Three managers at the 3M Decatur plant are named as defendants. The plaintiffs' class could range from several hundred to thousands, the filing says, as it includes all affected property owners in the area. Rhon Jones, a Montgomery, Ala., attorney representing the plaintiffs, declined to comment.

3M said the allegations in both suits ignore and misstate extensive scientific research.

"3M has acted responsibly and openly in addressing these compounds," said company spokesman Rick Renner. "We discovered their widespread distribution in the environment and brought it to the attention of government regulators and the public. We conducted extensive research on these compounds and shared that research with regulators and the scientific community. We voluntarily phased out virtually all production of these compounds because we didn't want to add to their presence in the environment. We have monitored our employees for decades and have found no adverse health affects associated with these compounds."

A separate lawsuit claiming adverse health effects of PFOS and PFOA was filed against 3M in Decatur two years ago and is pending. That lawsuit names three former and current 3M plant workers and their three children as plaintiffs, accusing 3M of lying to employees about whether working with perfluorochemicals was safe.

According to the complaint, one of the plaintiffs, who worked at the 3M plant for 25 years, has very high levels of PFOS, PFOA and other perfluorochemicals in his blood and has developed a disabling central nervous system disorder. The three children have blood contaminated with PFOS and PFOA because their mothers worked at the plant, but the complaint doesn't say the contamination made the children sick.

Leon Ashford, an attorney in Birmingham, Ala., who is representing the plaintiffs, wouldn't discuss the case.

Minnesota health officials are finalizing a study of the public health impacts of PFOS and PFOA contamination at 3M's Cottage Grove plant. A report draft concludes there isn't enough data on how the public is exposed to the chemicals to determine whether the plant is a public health hazard. The Minnesota Pollution Control Agency calls PFOA "an emerging contaminant."

"We're trying to stay ahead of it," said Walker Smith, a spokesman for the agency.

The Pollution Control Agency is monitoring several wells near a closed Washington County landfill for PFOA. So far, the levels are below the 7-parts-per-billion threshold the state Health Department set as acceptable for drinking water.

DuPont is now the lone U.S. manufacturer of PFOA. No one in the United States makes PFOS, according to 3M's Renner.

Jennifer Bjorhus can be reached at jbjorhus@pioneerpress.com or 651-228-2146.

---- INDEX REFERENCES ----

9/10/04 Charleston Gazette & Daily Mail (WV) P1A
2004 WL 59659906

Charleston Gazette
(Copyright 2004)

Friday, September 10, 2004

DuPont agrees to pay $107 million Wood county plant also must help reduce C8 in drinking water

Ken Ward Jr.

General terms of DuPont's C8 settlement s DuPont will make an immediate cash payment of $70 million, of which $20 million will be used for health and education projects. ?Lead??>s DuPont will pay another $22.6 million in legal fees and expenses for the plaintiffs. s DuPont will offer to provide new water treatment equipment to clean C8 from the supplies of six area water companies. This is estimated to cost $10 million. s DuPont will pay $5 million for creation of an independent panel to evaluate the potential health effects of C8. s If that panel concludes that a link exists between C8 exposure and any diseases, DuPont will spend up to $235 million on a medical monitoring program for area residents. s Residents retain their right to file personal injury suits if C8 is linked to illness or birth defects. DuPont C8 chronology Here is a timeline of significant events in the case against DuPont over C8 pollution:

s March 6, 2001 - Cincinnati lawyer Robert A. Bilott writes to the U.S. Environmental Protection Agency, to complain that C8 from DuPont's Wood County plant ?may pose an imminent and substantial threat to health or the environment.??

s Aug. 9, 2001 - DuPont confidentially settles a case filed by the Tennant family of Wood County, who alleged the company's C8 pollution made them sick and killed hundreds of their cattle.

s Aug. 20, 2001 - Neighbors of DuPont's Washington Works plant near Parkersburg sue the company, alleging C8 has poisoned their water and air.

s Nov. 15, 2001 - DuPont and the state Department of Environmental Protection agree to form a team of company and state officials to investigate C8 pollution. The team later sets water and air pollution guidelines for C8 that are weaker than internal company limits or those suggested by agency consultants.

s March 12, 2002 - U.S. Environmental Protection Agency announces that DuPont has agreed to replace the water supply of any resident whose water contains more than 14 parts per billion of C8, a level much greater than what DuPont's own studies showed could cause adverse effects.

s June 12, 2002 - Wood Circuit Judge George W. Hill Jr. orders then-DEP science adviser Dee Ann Staats to stop destroying documents about the agency's investigation of C8. Hill terms Staats' destruction of public records ?a crime.??

s September 2002 - EPA begins a ?priority review?? of C8's dangers, citing new data that connects the chemical to liver cancer and developmental defects.

s October 2002 - Lawyers for Wood County residents complain that DEP's handling of C8 issues is tainted because the three of the agency's top officials are former lawyers from the firm that represents DuPont.

s April 18, 2003 - Hill orders DuPont to pay for blood testing for thousands of Washington Works neighbors to determine their exposure to C8. A DuPont model had suggested residents' blood contained 1,000 times the C8 that EPA considered safe.

s Dec. 5, 2003 - State Supreme Court overturns Hill's blood-testing order. The court later refuses DuPont's demand that Hill step down from the case.

s May 6, 2004 - Supreme Court unseals a series of damaging DuPont documents that reveal the company's own lawyers were vulnerable in the pollution lawsuit.

s July 8, 2004 - EPA files a landmark case alleging that DuPont for more than 20 years hid from regulators and the public evidence that C8 is harmful to humans and that C8 contamination from the Washington Works plant is widespread. DuPont is fighting the allegations.

s July 27, 2004 - DuPont informs its stockholders the company has set aside $45 million to cover potential costs of the Wood County case.

s Aug. 9, 2004 - Hill agrees to postpone the trial date from Sept. 20 until late October. Lawyers in the case said they needed the delay to have time to complete depositions.

Compiled by staff writer Ken Ward Jr.

kward@wvgazette.com

In a landmark deal, chemical giant DuPont has agreed to pay at least $107.6 million to settle a lawsuit over pollution of Parkersburg-area water supplies with a highly toxic chemical it uses to make Teflon.

Under the tentative agreement announced Thursday, DuPont will offer to provide six local drinking water companies with new treatment equipment to reduce C8 in their supplies.

The company will also fund a $5 million independent study to determine if C8 makes people sick, and pay $22.6 million in legal fees and expenses for residents who sued.

DuPont could also be forced to pay another $235 million on a program to monitor the health of residents who were exposed to the chemical C8.

Robert A. Bilott, a lawyer for the residents, said, ?In addition to the clear benefit of removing C8 from their drinking water, addressing medical monitoring and funding a scientific study on the effects of PFOA exposure, this agreement preserves people's rights to pursue any personal injury claims they may have if exposure to C8 is found to be linked to any disease or birth defects.??

?I'm tickled to death,?? said Joe Kiger, a Parkersburg teacher and spokesman for the residents. ?At least we're getting our water cleaned up and we have medical monitoring coming.??

On Thursday, DuPont general counsel Stacy J. Mobley said the company wants ?to make it very clear that settling this lawsuit in no way implies any admission of liability on DuPont's part.??

?Nevertheless, a settlement at this time provides benefit to both parties by taking reasonable steps based on science and, at the same time, contributing to the community,?? Mobley said.

DuPont has said that the class of residents suing the company could ?be as large as 50,000 persons?? in West Virginia and Ohio.

Trial in the case had been scheduled for mid-October in Wood Circuit Court.

But with a recent enforcement action by federal regulators, pressure was building on DuPont to settle.

In July, DuPont set aside $45 million to cover potential costs of the litigation.

Then, in early August, Wood Circuit Judge George W. Hill Jr. agreed to delay the trial for a month from the previously scheduled start date of Sept. 20. At the time, lawyers in the case said that the delay was needed so they could complete depositions of various expert witnesses.

Also in August, DuPont filed motions aimed at trying to limit its legal exposure, by blocking any punitive damages in the case.

?DuPont wouldn't have settled for up to $342 million with the people of Parkersburg, Marietta and surrounding areas if company officials didn't think they were guilty of polluting local tap water and the people themselves,?? said Ken Cook, president of the Washington-based Environmental Working Group, which has issued various reports critical of DuPont and C8.

C8 is another name for perfluorooctanoate, and is also known as perfluroooctanoic acid, or PFOA.

At its Washington Works plant south of Parkersburg, DuPont has used C8 for more than 50 years in the production of Teflon. The popular product is best known for its use on non-stick cookware, but it is also used in everything from waterproof clothing to strain-repellent carpet and ball-bearing lubricants.

In court documents, one DuPont executive testified that the company earns about $200 million a year from products made with C8.

For years, C8 - and DuPont's emissions of it into the air and water - have been basically unregulated. But in the past few years, C8 has come under increasing scrutiny.

In September 2002, the U.S. Environmental Protection Agency launched an unusual ?priority review?? of the chemicals, in response to studies that linked it to development and reproductive problems, liver toxicity and cancer. The EPA has repeatedly delayed the release of results of that review.

As part of the class-action lawsuit, thousands of pages of internal DuPont records have been made public. Those records support the plaintiffs' claims that DuPont knew decades ago about the dangers of C8, but kept that information from its workers, regulators and the public.

In May, a series of documents unsealed by the state Supreme Court showed that even DuPont's own lawyers were upset with the company's actions.

?Our story is not a good one,?? in-house DuPont lawyer John R. Bowman wrote in one of the documents.

Fueled by national and international press reports, disclosures about C8 garnered global attention. In China, for example, concerns about the safety of non-stick cookware triggered what a DuPont spokeswoman called a ?mass panic?? among consumers.

In July, EPA filed a major complaint that agreed with the plaintiffs' allegations that DuPont covered up information about C8's dangers. That complaint - which DuPont is challenging - could cost the company more than $300 million in fines.

Last year, DuPont reported $973 million in profits on $27 billion in sales, according to U.S. Securities and Exchange Commission filings.

DuPont's stock closed Thursday evening at $42.90, up about 14 cents.

In a joint press release Thursday, the parties said DuPont would make an immediate cash payment of $70 million, $20 million of which would be used ?for health and education projects.??

Lawyers declined Thursday to say how those projects would be selected, or to describe how the other $50 million would be distributed among class members.

Under West Virginia law, lawyers must publish public notices of the terms of the settlement. Potential class members will have a chance to object. The deal will not take effect until it is approved by Judge Hill.

Under the proposed deal, DuPont would be required to fund medical monitoring for residents if the independent panel - to be appointed by the parties - determines that ?a probable link exists between exposure to PFOA and any diseases,?? the joint press release said.

The release said DuPont will also ?offer to provide?? six water companies with ?a state-of-the-art water treatment system designed to reduce the level of C8 in the water supply to the lowest practicable levels as specified by the water districts.??

The water companies include the Lubeck and Mason County public service districts in West Virginia and the Little Hocking, Tuppers Plains, Pomeroy and Belpre systems in Ohio.

In all, the six systems provide water to 45,000 customers, according to EPA data.

DuPont said it would offer ?the same technology or its equivalent?? to those districts whose sole source of water is a private well.

In July, DuPont said it ?continues to search for the science to support practical removal of C8 from drinking water.??

?Evaluation of one promising treatment technology has led to a pilot study for which we hope to have results by the end of the year,?? DuPont spokeswoman Robin Ollis said.

Robert Griffin, director of the Little Hocking water district, said he understands that the DuPont technology is a carbon filter system.

In early August, DuPont provided the Ohio Environmental Protection Agency with a report on the results of its carbon filter pilot project.

The report shows the system reduced the level of C8 in water to 0.1 parts per billion. That compares to DuPont's internal drinking water limit for C8 of 1 part per billion.

?Long-term performance demonstrated removal to low levels,?? the DuPont report said.

?We think our water should not have C8 in it,?? Griffin said. ?If it meets that goal, we'd be happy.??

To contact staff writer Ken Ward Jr., use e-mail or call 348-1702.

---- INDEX REFERENCES ----

NEWS SUBJECT: (Environmental News (GENV); Environmental Protection Agency (USA) (GEPA); Page-One Story (NPAG); Political/General News (GCAT); Independent Agencies/Regulatory Bodies (GINDA); Politics/International Relations (GPIR); Domestic Politics (GPOL); Content Types (NCAT))

REGION: (United States (USA); North American Countries (NAMZ))

Language: EN

OTHER INDEXING: News

CRAVATH, SWAINE & MOORE LLP

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CITYPOINT
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WRITER'S DIRECT DIAL NUMBER

(212) 474-1048

January 13, 2005

Supplemental Letter Regarding
Omission of Shareholder Proposal by Mr. John D. Kimmerle

Ladies and Gentlemen:

Reference is made to the letter dated as of December 29, 2004 (the "Initial Letter") submitted to the Division of Corporation Finance (the "Division") by us on behalf of our client, E. I. du Pont de Nemours and Company ("DuPont"). Such Initial Letter notified the Division of DuPont's intention to omit a shareholder proposal (the "Proposal") submitted by Mr. John D. Kimmerle (the "Proponent") from DuPont's 2005 proxy materials and requests that the staff of the Division (the "Staff") concur in DuPont's determination that the Proposal may be excluded from such proxy materials pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Initial Letter noted, among other things, that the Proponent had not proven he is eligible to submit the Proposal under Rule 14a-8(b)(2) of the Exchange Act. DuPont was, however, willing to withdraw its Rule 14a-8(f) procedural argument if the Proponent cures the procedural deficiency by January 12, 2005. By letter dated January 5, 2005, the Proponent attempted to cure the deficiency but failed to do so because the materials the Proponent provided do not establish the satisfaction of the requisite Rule 14a-8(b)(2)(i) one-year holding period. A copy of such letter is attached as Annex I hereto. DuPont is nonetheless hereby withdrawing its Rule 14a-8(f) procedural argument because it is reasonably satisfied that the Proponent is in compliance with the Rule 14a-8(b)(2)(i) one-year holding period.

DuPont hereby reaffirms its belief that the Proposal is excludable pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10), and respectfully requests the Staff not to recommend enforcement action to the Securities and Exchange Commission if the Proposal is excluded from its 2005 proxy materials.

Very truly yours,

Ronald Cami

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Encl.

FEDERAL EXPRESS

Copy w/encl. to:

Mr. John D. Kimmerle
134 Stillwell Avenue
Kenmore, NY 14217

Ms. Louise B. Lancaster
Mr. Donald P. McAviney
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

FEDERAL EXPRESS

Annex I

134 Stillwell Avenue
Kenmore, NY 14217
January 5, 2005

Mary E. Bowler
Corporate Secretary & Corporate Counsel
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898

Dear Ms. Bowler:

As instructed in your letter dated December 1, 2004, regarding my request that the Company include in the proxy materials for its 2005 meeting a proposal related to a report on certain expenditures, I am stating my intent to continue to hold the securities through the date of the meeting of the shareholders. Also enclosed is a copy of a written statement from the "record" holder of my securities verifying that, at the time I submitted my proposal, I continuously held the securities for at least one year.

If there is any question, please contact me at the address above.

Yours,

John D. Kimmerle

KIMMERLE, JOHN D

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[illegible] Allocation Summary [illegible] the percent of your [illegible] portfolio value [illegible] each [illegible] grouped by [illegible]. It also [illegible] summary of [illegible] future [illegible] of contributions.

[illegible] the "Fund [illegible]" section for [illegible] available [illegible].

[illegible] your asset [illegible] or transfer [illegible] website: [illegible]ml.com or [illegible] toll free number.

ALLOCATION SUMMARY

Current allocation of your existing assets by asset class:

- 25.39% Equity/Stock
- 42.61% Cash Equivalent/Stable Value
- 32.00% Company Stock



FUND NAME	*Ending shares*	*Price per share as of 03/31/2004*	*Ending Balance 03/31/2004*	*Current percent of assets by fund*	*Future Allocation: Before Tax Account*	*Future Allocation: Regular Account*
EQUITY/STOCK						
Merrill Lynch Global Growth Fund Class I	3,329.3738	$9.050000	[redacted]	[redacted]%	25%	25%
Fidelity Magellan Fund	274.1899	99.130000	[redacted]	[redacted]%	25%	25%
SUBTOTAL EQUITY/STOCK			[redacted]	[redacted]%	50%	50%
CASH EQUIVALENT/STABLE VALUE						
Stable Value Fund	638.1639	$150.671800	[redacted]	[redacted]%	50%	50%
SUBTOTAL CASH EQUIVALENT/STABLE VALUE			[redacted]	[redacted]	50%	50%
COMPANY STOCK						
DuPont Stock	1,710.7849	$42.220000	$72,229.34	32.00%	-	-
SUBTOTAL COMPANY STOCK			[redacted]	[redacted]%	-	-
TOTAL INVESTMENT			[redacted]	[redacted]%	100%	100%

KIMMERLE, JOHN D

Need Assistance?
Visit Website: www.benefits.ml.com
or call (877) 337-5267
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The Allocation Summary details the percent of your current portfolio value invested in each investment, grouped by asset class. It also provides a summary of your selected future allocation of contributions.

Please see the "Fund Performance" section for additional funds available in your plan.

To change your asset allocation or transfer funds visit website: www.benefits.ml.com or call the toll free number.

ALLOCATION SUMMARY

Current allocation of your existing assets by asset class:

- 24.89% Equity/Stock
- 42.24% Cash Equivalent/Stable Value
- 32.87% Company Stock



FUND NAME	Ending shares	Price per share as of 06/30/2004	Ending Balance 06/30/2004	Current percent of assets by fund	Future Allocation: Before Tax Account	Future Allocation: Regular Account
EQUITY/STOCK						
Merrill Lynch Global Growth Fund Class I	3,384.9885	$8.890000	[redacted]		25%	25%
Fidelity Magellan Fund	279.7494	99.680000	[redacted]		25%	25%
SUBTOTAL EQUITY/STOCK			[redacted]		50%	50%
CASH EQUIVALENT/STABLE VALUE						
Stable Value Fund	644.6333	$152.678100	[redacted]		50%	50%
SUBTOTAL CASH EQUIVALENT/STABLE VALUE			[redacted]		50%	50%
COMPANY STOCK						
DuPont Stock	1,724.2461	$44.420000	$76,591.01	32.87%	-	-
SUBTOTAL COMPANY STOCK			$76,591.01	32.87%	-	-
TOTAL INVESTMENT			[redacted]		100%	100%

Balance - All Accounts

Information is as of close of business 01/04/2005.
Market values displayed may include accruals

Account: All Accounts

[+ Expand All] [- Compress All]

Investment	Closing Price	Shares/ Units/Bonds	Market Value
DU PONT STOCK	$48.0600	1,750.8667	$84,146.65
FIDELITY MAGELLAN FUND	[redacted]		
ML GLOBAL GROWTH FUND CL I	[redacted]		
STABLE VALUE FUND	[redacted]		

Total Market Value [redacted]



Your Current Investment Allocation
EQUITY/STOCK, 59.05%
CASH EQUIV/STABLE VALUE, 40.95%

For more complete information on the investment options, including their management fees and other charges and expenses, please consult the prospectuses and other comparable documents. Investors should carefully consider the investment objectives, risks, charges and expenses before investing. This, and additional information about the investment options, can be found in the prospectuses, which can be obtained through this web site. Please read these documents carefully before investing.

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CRAVATH, SWAINE & MOORE LLP

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WRITER'S DIRECT DIAL NUMBER

(212) 474-1048

December 29, 2004

Omission of Shareholder Proposal by John D. Kimmerle

Ladies and Gentlemen:

Our client, E. I. du Pont de Nemours and Company ("DuPont" or the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by Mr. John D. Kimmerle (the "Proponent") for inclusion in its proxy materials for its 2005 Annual Meeting. The Proposal urges DuPont's Board of Directors "to report by the 2006 annual meeting, at reasonable cost and excluding confidential information, its expenditures by category and specific site (where applicable) for each year from 1981-2004, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of perfluorooctanoic acid ("PFOA") exposures, DuPont's remediation of sites where PFOA is present, and PFOA-related litigation." A copy of the Proposal is attached as Annex I hereto.

On behalf of DuPont, we hereby notify the Division of Corporation Finance (the "Division") of DuPont's intention to omit the Proposal pursuant to (1) Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal deals with a matter relating to the Company's ordinary business operations; (2) Rule 14a-8(i)(10) of the Exchange Act because the Company has already substantially implemented the Proposal; and (3) Rule 14a-8(f) of the Exchange Act because the Proponent has not proven he is eligible to submit the Proposal under Rule 14a-8(b)(2) of the Exchange Act. We respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable on the basis set forth below.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed are five additional copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of DuPont's intention to omit the Proposal from its 2005 proxy materials. DuPont intends to file its definitive 2005 proxy materials on or about March 21, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before DuPont files its definitive proxy statement and form of proxy with the Securities and Exchange Commission (the "Commission").

I. The Proposal Contemplates Actions That Interfere With The Company's Ordinary Business Operations.

The Proposal may be excluded under Rule 14a-8(i)(7) of the Exchange Act because the Proposal deals with a matter relating to the Company's ordinary business operations. The Proposal would require DuPont to prepare a special report to DuPont's shareholders providing for historical expenditures relating to one chemical, PFOA, used in DuPont's manufacturing process. The Commission recognizes that a central consideration in assessing the availability of the ordinary business operations exclusion for proposals seeking reports rests upon the subject matter of the requested information. See Exchange Act Release No. 20091 (Aug. 15, 1983). In this case, the subject matter of the report requested by the Proposal calls for DuPont's Board of Directors to disclose certain historical PFOA-related costs and expenses regardless of whether such disclosure is mandated by applicable securities and other laws or by generally accepted accounting principles ("GAAP"). The Commission has long recognized that proposals concerning the disclosure of "operating" information such as costs and expenses not otherwise required by applicable law or GAAP are excludable because they are matters relating to the conduct of ordinary business operations.[1]

The Federal securities laws have specific requirements relating to the disclosure of costs and expenditures. For example, Item 303 of Regulation S-K requires the Company to disclose significant expenses in order to provide investors with an understanding of the Company's results of operations as well as any known trends or uncertainties that have had or will have a material impact on the Company's income. See 17 C.F.R. § 229.303(a)(3)(i); see also 17 C.F.R. § 229.303(a)(3)(ii). In addition, in

[1] See, e.g., Ashland Oil Co. (Nov. 2, 1990) (proposal requesting the company to provide information on the company's legal and advertising costs may be excluded as relating to ordinary business operations); General Re Corp. (Jan. 8, 1998) (proposal requesting the company to provide information on anticipated property loss and/or health care costs may be excluded as relating to ordinary business operations); E. I. du Pont de Nemours and Co. (Mar. 8, 1991) (proposal requesting the company to, among others, provide information on certain of the company's historical research and development efforts may be excluded as relating to ordinary business operations); Exxon Corp. (Jan. 30, 1990) (proposal requesting the company to provide information on, among others, anticipated costs to remedy certain environmental matters may be excluded as relating to ordinary business operations); and Arizona Pub. Serv. Co. (Feb. 22, 1985) (proposal requesting the company to provide information on, among others, operating expenses for advertising, research and development and outside professional and consulting services may be excluded as relating to ordinary business operations).

accordance with GAAP, Statement of Financial Accounting Standard No. 5 ("FAS 5"), "Accounting for Contingencies", requires an estimated loss contingency that is probable and reasonably estimable to be accrued by a charge to income, and if necessary to keep the financial statements from being misleading, disclosed therein. FAS 5 also requires disclosure of certain loss contingencies that do not meet the conditions for accrual. Disclosure is required of material loss contingencies that are probable but not reasonably estimable, or that are at least reasonably possible, but not probable--regardless of whether they are reasonably estimable. See Accounting for Contingencies, Statement of Financial Accounting Standards No. 5. Finally, DuPont is further obligated generally to disclose all material facts necessary in order to make such disclosures, in the light of the circumstances under which they were made, not misleading. See 17 C.F.R. § 240.10b-5.

The extensive rules regarding disclosure adopted by the Commission and the purpose underlying Federal disclosure statutes are designed to provide shareholders and potential investors of a company with sufficient information to assess the current business results and trends that could affect the future performance of that company. Once the requirements are satisfied, however, management has considerable latitude to include or omit additional disclosure regarding its business and operations. This decision of whether to include or omit additional disclosure belongs to management as part of its ordinary business operations. If discretionary contents of public communications to shareholders are not held to be part of a company's ordinary business operations, then a principle will be established that any shareholder could require disclosure of very specific data or narrowly defined categories of information that lacks any general importance to the broad base of a company's shareholders and potential investors. Thereafter, communications to shareholders would become a jumble of special interest topics, and management's voice, if heard at all, would be one voice in a crowd, resulting in the loss of useful information. We believe this underlying policy has driven the numerous decisions of the Commission outlined above.

In sum, the subject matter of the Proposal is the disclosure of historical costs of PFOA regardless of whether such disclosure is required. To the extent the Proposal seeks information currently required by applicable law or GAAP, it is moot because DuPont already makes disclosures in compliance with those rules. (See below for a discussion regarding the application of Rule 14a-8(i)(10) to the Proposal). To the extent that the Proposal requests disclosure of information in addition to that required by applicable law or GAAP, it is of the same variety as the information requested in the excluded proposals cited above and is mundane and otherwise unremarkable. Accordingly, the Proposal relates to the conduct of the ordinary business of DuPont and may be excluded pursuant to Rule 14a-8(i)(7).

In reaching the foregoing conclusion, the Company is mindful of the Staff's determination on February 2, 2004 in respect of General Electric Company's request for the Staff to concur in its determination that a proposal requesting it to provide certain fee and expense information relating to PCBs may be excluded pursuant to Rule 14a-8(i)(7). We respectfully submit that the Staff's determination in General Electric Co. (Feb. 2, 2004) is inconsistent with the decisions described above because in that case General Electric Company argued for exclusion based on the assertion that the proposal sought to "micro-manage" its compliance with Federal and state environmental remedial requirements. See General Electric Co. (Feb. 2, 2004). As the Staff is aware, the Commission recognizes that a proposal may be a matter of "ordinary business" and thus excludable if either (i) the proposal contemplates tasks so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight and the proposal is not otherwise focused upon sufficiently significant social policy issues such that it would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote; or (ii) the proposal seeks to "micro-manage" the Company by probing too deeply into complex matters. As described above, we believe the Proposal is excludable because discretionary disclosure is a matter that is a fundamental task of management. We do not contend that the Proposal seeks to "micro-manage" DuPont's environmental compliance operations.

There are numerous decisions by the Commission that shareholder proposals relating to significant social policies that transcend day-to-day business matters are not excludable pursuant to Rule 14a-8(i)(7). We submit that the Proposal does not address any significant social policy. The Company does not discount the social policy significance of its environmental and health related efforts and its current and intended future plans and policies relating thereto. DuPont's treatment of these issues are of a fundamental concern. See http://www1.dupont.com/NASApp/dupontglobal/corp/index.jsp?page=/content/US/en_US/social/SHE/index.html. The Proposal, however, does not seek such information or any other policy-oriented information. In fact, it seeks narrowly focused historical operating costs of certain PFOA-related fees and expenses. The Commission has recognized that the availability of the ordinary business operations exclusion in connection with requests for information turns upon the specific subject matter of the requested information and not upon broader and tangentially related concepts to which the requested information is associated. Compare Carolina Power & Light Co. (Mar. 8, 1990) (proposal requesting the company to provide historical operating information relating to, among others, the cost of the company's nuclear operations may be excluded as relating to ordinary business operations), with General Electric Co. (Jan. 30, 1989) (policy-oriented proposal requesting the company to formulate a plan to reduce hazardous and radioactive materials may not be excluded as relating to ordinary business operations).

Focusing solely upon the substance of the information requested in the Proposal (i.e. costs related to PFOA), it is readily apparent that the substance of the requested information deals with a matter of "ordinary business" that does not raise a "sufficiently significant social policy issue" transcending typical day-to-day business matters so as to render the ordinary business operations exclusion inapplicable.

II. The Company Has Already Substantially Implemented The Proposal.

The Proposal may be excluded under Rule 14a-8(i)(10) of the Exchange Act because the Company has already substantially implemented the Proposal. In Exchange Act Release No. 20091 (Aug. 15, 1983), the Commission explained that a shareholder proposal will be considered moot and may therefore be excluded if the company has already "substantially implemented" the proposal. The Proposal at issue calls for the disclosure of the Company's expenditures by category and specific site (where applicable) for each year from 1981-2004, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of PFOA exposures, DuPont's remediation of sites where PFOA is present, and PFOA-related litigation.

As described above, the Company believes that it has publicly disclosed all PFOA-related information, including expenditures, that is required to be made publicly available. A wealth of PFOA-related information is available in the Company's periodic Exchange Act reports filed with the Commission. Additional information may also be accessed through the Company's website, a portion of which is dedicated exclusively to PFOA. See http://www1.dupont.com/NASApp/dupontglobal/corp/index.jsp?page=/content/US/en_US/news/position/pfoac8.html. Attached as Annex II are relevant excerpts from the Company's public disclosures.

Such publicly available information includes expenditures of $3.8 million pursuant to a multimedia Consent Order that the Company entered into with the West Virginia Department of Environmental Protection (the "WV Order") disclosed in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2004 (see the Company's earlier Exchange Act reports for historical WV Order expenditures), and anticipated expenditures of $107.6 million pursuant to a settlement of PFOA-related litigation disclosed in the Company's publicly available news release dated September 9, 2004. Accordingly, the Company believes it has already disclosed all the relevant facts to enable shareholders to adequately assess and evaluate the costs to the Company related to PFOA. The requested additional information would not contribute to the evaluation by shareholders of these costs. As a result, the Company believes that the Proposal is excludable because the information that is publicly available suffices to render the Proposal "substantially implemented."

III. To Date, the Proponent Has Failed To Prove He Is Eligible To Submit The Proposal.

The Proposal may be excluded under Rule 14a-8(f) of the Exchange Act because the Proponent has not proven he is eligible to submit the Proposal under Rule 14a-8(b)(2) of the Exchange Act. Rule 14a-8(b)(2) provides that a shareholder may prove eligibility to submit a proposal by submitting to the company a statement from the "record" holder of the applicable securities verifying that, at the time the proposal was submitted by the shareholder, the shareholder continuously held the relevant securities for at least one year.

In this case, no such statement from the "record" holder of the Proponent's relevant securities has been submitted. The letter accompanying the Proponent's Proposal suggests that a statement is forthcoming, but as of the date hereof, no such statement has been received by DuPont. The Proponent has been notified of this deficiency by letter dated December 1, 2004. He has yet to cure such deficiency. Accordingly, DuPont believes that, unless this deficiency is remedied, the Proposal is excludable under Rule 14a-8(f) of the Exchange Act because the Proponent has not proven he has continuously held the securities for at least one year. DuPont is willing to withdraw this procedural argument if the Proponent cures this deficiency by January 12, 2005. DuPont will inform the Staff by supplemental letter whether this deficiency has been cured or not as promptly as practicable.

For the foregoing reasons, the Company respectfully requests the Staff to concur in the Company's determination that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(f) and not recommend enforcement action to the Commission if the Proposal is excluded from the Company's 2005 proxy materials.

Very truly yours,

Ronald Cami

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Encl.

FEDERAL EXPRESS

Copy w/encl. to:

Mr. John D. Kimmerle
134 Stillwell Avenue
Kenmore, NY 14217

Ms. Louise B. Lancaster
Mr. Donald P. McAviney
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

FEDERAL EXPRESS

November 18, 2004

By UPS and facsimile (302) 774-4031

Louise B. Lancaster
Corporate Secretary
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Dear Ms. Lancaster:

I am writing today to notify DuPont that I intend to sponsor the following proposal to be included in DuPont's proxy statement for the 2005 annual meeting of shareholders. Attached is the Proposal addressing costs associated with the consequences of PFOA use.

I am the owner of 1073.0743 shares of common stock of DuPont and have held the shares for over one year. In addition, I intend to hold the shares through the date on which the Annual Meeting is held.

A letter from my broker will be sent under separate cover.

Sincerely,

John D Kimmelle

[Shareholder]

Resolved:

The shareholders of E.I. du Pont de Nemours and Company ("DuPont") urge the Board of Directors to report by the 2006 annual meeting, at reasonable cost and excluding confidential information, its expenditures by category and specific site (where applicable) for each year from 1981-2004, on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating in any way to the health and environmental consequences of perfluorooctanoic acid ("PFOA") exposures, DuPont's remediation of sites where PFOA is present, and PFOA-related litigation.

Supporting Statement:

DuPont faces significant liabilities due to potential health and environmental consequences related to PFOA, a chemical processing aid used in the production of Teflon and other products. While DuPont has disclosed some information, we believe more transparency of the costs associated with the company's use of PFOA would promote sound corporate governance.

PFOA, which does not break down in the environment and is detectable in the blood of more than 90% of Americans, has been shown to cause cancer, liver damage, and other problems in animals. 3M—the original supplier of PFOA—stopped producing PFOA in the U.S. in 2000 due to concerns about its environmental impacts. DuPont, now the exclusive U.S. manufacturer of the chemical, has recently become embroiled in legal actions related to PFOA. (Saint Paul Pioneer Press, 10/2/04 & 10/14/04; New York Times, 8/8/04.)

In a November 2000 internal email, DuPont lawyer John Bowman warned, "We are going to spend millions to defend these lawsuits and have the additional threat of punitive damages hanging over our head." (Document available at *www.ewg.org/issues/PFCs*.)

Indeed, DuPont has already incurred considerable expenses in PFOA litigation. In September 2004, DuPont settled a class action lawsuit brought by residents involving PFOA water pollution near a West Virginia plant where DuPont manufactures Teflon. DuPont will pay at least $108 million under the settlement for new water treatment systems for six West Virginia and Ohio communities, health and education programs, and other costs.

DuPont could also be required to spend an additional $235 million for a medical monitoring program for area residents if a DuPont-funded independent panel finds a link between PFOA exposure and disease. In that event, residents would also retain their rights to pursue personal injury suits against the company. (DuPont Form 10Q, 11/5/04.)

In another case, EPA recently sued the company alleging that for twenty years beginning in 1981, DuPont withheld information from EPA, including the presence of PFOA in blood samples of pregnant DuPont employees and widespread PFOA contamination in local drinking water above the company's community exposure guidelines. (EPA Notice, 7/8/04.) DuPont faces a potential fine of more than $300 million in the case—an amount almost equal to the company's 2004 third quarter net income. (New York Times, 8/8/04.)

In our opinion, enhanced disclosure of the potential liabilities and other costs related to DuPont's use of PFOA would bolster the company's corporate governance image at a time when investors are placing a premium on transparency. We urge shareholders to vote FOR this proposal.

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General

- What is PFOA?
- PFOA Facts

Consumer Product Safety

- Consumer Products
- DuPont Affirms Position on PFOA (04/15/03)
- DuPont Refutes Health Claims (03/31/03)
- Cookware
  - Cookware Safety
  - DuPont Addresses the Facts About Cookware Safety and the Benefits of Fluoroproducts Made Using PFOA (05/14/03)
  - Important Facts Regarding Cookware Made with DuPont™ Teflon® Non-stick Coatings
  - FAQs
    - Teflon® Non-stick Coatings Cookware
    - Using Your Teflon® Non-stick Cookware Safely
  - Textiles
    - DuPont Affirms Safety of Products (04/08/03)

Response to Environmental Working Group Allegations

- DuPont Response to Environmental Working Group News Release (11/17/04)

Response to EPA Complaint

- December 6, 2004 – Response to EPA Claim Regarding PFOA Information – Statement
- August 12, 2004 News Release
- DuPont Response to EPA Complaint
- July 8, 2004 News Release

EPA Review Process

- Background
- Support for EPA Regulatory Process (06/06/03)
- DuPont Reaffirms Support for Science-Based EPA

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Regulatory Process (06/05/03)

West Virginia Lawsuit Settlement

- DuPont Reaches Settlement with C-8 Class Action Group(09/09/04)

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Page updated: December 07, 2004

What is PFOA

- DuPont has a 200-year history of commitment to human safety, environmental protection and high ethical standards. These values are foremost in everything that we do as a company.

- The evidence from 50 years of experience and extensive scientific studies supports our conclusion that PFOA does not cause adverse human health effects, including developmental or reproductive effects or birth defects, in any segment of the human population.

- PFOA is biopersistent and has been detected at very low concentrations in the blood of the general population. Therefore, the U.S. Environmental Protection Agency (EPA) has decided to seek additional information about PFOA. We fully support the EPA and share their commitment to safeguard human health and the environment.

- Products sold under the Teflon® and Stainmaster® brands are safe for consumers to use.

- The U.S. EPA has said it "does not believe there is any reason for consumers to stop using any consumer or industrial-related products" because of questions about PFOA.

- We have voluntarily committed to working with the EPA and others to conduct the research necessary to address any questions about PFOA

- We would support EPA regulations based on sound science. We believe this would confirm to consumers that the products they use are safe for human health and the environment.

PFOA - General

- PFOA is a surfactant, or detergent-like man-made material, that is used as a processing aid in the manufacture of other products, both consumer and industrial.

- PFOA is currently unregulated by the U.S. EPA.

- There is no scientific evidence that low levels of exposure to PFOA cause adverse human health effects in any segment of the population.

PFOA – Fluoropolymer Chemistry

- PFOA is used in the manufacture of fluoropolymers. Fluoropolymers are industrial materials used primarily in the automotive, electronics, chemical processing and aerospace industries, as well as in some consumer applications such as cookware.

- Our research has been unable to detect the presence of PFOA in cookware products made with DuPont non-stick coatings, including those under the Teflon® brand. PFOA is removed in the cookware manufacturing process.
- PFOA also is removed in the manufacturing process for industrial fluoropolymers. Testing has shown that industrial products may contain trace or non-detectable levels of PFOA.
- In line with our commitment to protect human health and the environment, DuPont has led the fluoropolymer industry in both expanding the body of knowledge about PFOA and in improving product stewardship.

PFOA - Telomer Chemistry

- PFOA is not used to make a different family of chemicals, called telomers, that are used to make soil, stain and grease repellents for paper, apparel, upholstery and carpets, some of which are sold under the Teflon® and Stainmaster® brands.
- These chemicals (telomers) are applied at very low concentrations to consumer products such as carpet and apparel. There is some data that suggest these chemicals may transform to create very small, trace amounts of PFOA under certain conditions. In cooperation with EPA and others, research is under way to determine the potential presence of PFOA in a wide range of consumer products. A new scientific study sponsored by DuPont reaffirms that consumer articles made with the company's materials are safe to use and that there is no risk to consumers from potential exposure to trace levels of PFOA.
- In line with our commitment to protect human health and the environment, DuPont has led the industry in both expanding the body of knowledge about PFOA and in improving product stewardship.

PFOA: Safety

- PFOA has been used safely by DuPont and others for more than 50 years with no known adverse health or environmental effects.
- There is an extensive scientific database made up of both employee surveillance and peer-reviewed, published articles that support the conclusion that PFOA is safe as used.
- DuPont is committed to continuously evaluating and improving the safety of its products and processes.
- DuPont is actively working with the EPA and others to address questions about PFOA and has either completed or is conducting testing programs to address these questions.

PFOA: Human Health

- The evidence from 50 years of experience and extensive scientific studies supports the conclusion that PFOA does not cause adverse human health effects, including developmental or reproductive effects, in any segment of the human population
- PFOA is a biopersistent compound. This means that it can remain in the body or environment for an extended period of time after exposure. However, does not bioaccumulate, which means it does not build up in the food chain.
- PFOA is currently unregulated by the U.S. Environmental Protection Agency.
- PFOA is not a genotoxin (it does not affect DNA).
- PFOA is not a reproductive toxin.
- The EPA has recently indicated that PFOA may be a developmental toxin. Based on our analysis of all available data, DuPont does not consider PFOA to be a developmental toxin. We are working with EPA and others to answer their questions on this issue.
- PFOA is classified by the American Conference of Governmental Industrial Hygienists as an animal carcinogen and is not a human carcinogen.
- PFOA is not a human carcinogen.

PFOA: Developmental Effects

- In early 1981, 3M informed DuPont of the preliminary results of an animal study in which birth defects were observed. As a precaution, DuPont immediately withdrew women of childbearing age from the Teflon® manufacturing area at the company's Parkersburg, W.Va., plant that uses PFOA.

  After extensive analysis and additional studies, it was concluded that the defects were not caused by PFOA but were the result of a flaw in the original study. Once it was concluded that PFOA was not a developmental toxin, women were allowed to return to the work areas in 1982.
- Recently, there has been an allegation that DuPont failed to report the results of a study of birth defects in children born to women who worked in the manufacturing area that uses PFOA. The document in question is not a study. It merely reported the PFOA blood sampling results of 8 women who had recently had children or were pregnant and had worked in the area with potential exposure to PFOA. There was a confirmed birth defect

in one of the 8 women. It was concluded that there was no association of this birth defect with exposure to PFOA.

- While 50 years of experience and extensive scientific studies support the conclusion that PFOA does not cause adverse human health effects, DuPont continues ongoing studies of the compound that began 50 years ago. We are working with the EPA and other companies to answer questions about the exposure routes and potential toxicity of PFOA. These studies will be reviewed by a panel of scientific experts.

pfoa-facts.com

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What is PFOA?

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Frequently Asked Questions

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News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

welcome

Welcome to www.PFOA-facts.com, a resource for information about the industrial chemical known as perfluorooctanoic acid (PFOA).

Though not widely known to the general public, PFOA is an important chemical — essential to the manufacture of materials that are used to make products that span the entire U.S. economy.



Its primary use is to help make high-performance, fire-resistant materials known as fluoropolymers.

Because of their unique qualities — including great strength and versatility, durability and heat resistance — fluoropolymers are used to make products which, among other things, improve the performance and safety of aircraft, automobiles and shipping, reduce fire risk in high-rise buildings and reduce industrial and automotive pollution.

Fluoropolymers have many important uses in defense and national security, telecommunications, electronics, computers and other high-tech areas. Because of their versatility and heat resistance, they are also used to make protective clothing and equipment for astronauts, the military and firefighters, as well as for consumers. In short, they have become integral to many key areas of the nation's economy, and to the safety and security of the public.

The PFOA used to help make fluoropolymers is largely removed during the final steps of polymer production and by the high-temperature processing used when most fluoropolymers are made into finished products.



Some laboratory studies have indicated that PFOA causes adverse health effects in laboratory animals exposed to very high levels. But there is no evidence of adverse human health effects caused by PFOA exposure, either for the public or for chemical production workers whose health has been studied for many years. And the U.S. Environmental Protection Agency (EPA) has stated, "EPA does not believe there is any reason for consumers to stop using any consumer or industrial-related products."

PFOA manufacturers and processors are working closely with EPA and other stakeholders to identify and reduce potential exposures to PFOA.

Meanwhile, new technology has reduced emissions from PFOA manufacturing in the United States by 99 percent, and the principal fluoropolymer producers have each committed to a minimum 50-percent reduction in total global emissions by 2006 (using 2000 as the baseline year).

The Society of the Plastics Industry, Inc. (SPI) has created this web site to address questions you may have about PFOA and the products made from it. We invite you to explore the site and its resources. You also can contact www.PFOA-facts.com with specific questions through our contact tool.

1801 K St., NW, Suite 600 - Washington, DC 20006
phone 202.974.5200 - fax 202.296.7005

pfoa-facts.com

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What is PFOA?
Health & Safety
Benefits to Society
Frequently Asked Questions
Industry Initiatives
Common Misunderstandings
Recent Research

what is pfoa?

PFOA, an acronym for perfluorooctanoic acid, is an essential polymerization aid for making fluoropolymers. Technically, PFOA is a surfactant, a water-soluble chemical that can emulsify oils or liquids in water, suspend small particles in water or act as a wetting agent. APFO is the ammonium salt of PFOA and the chemical form used in fluoropolymer manufacturing. Within the fluoropolymer industry, APFO is sometimes referred to as C-8, referring to the number of carbon atoms in its molecular structure. To avoid confusion, the single term PFOA is used throughout these documents.

PFOA is chiefly used to help make high-performance materials known as **fluoroelastomers** and **fluoropolymers**.

Fluoroelastomers are synthetic, rubber-like materials used in gaskets, O-rings and hoses. Their unique properties make these products ideal for high-performance aerospace and automotive applications or environments that are extremely harsh and challenging.

Fluoropolymers are a "super-plastic,"unique in the high level of performance they provide. Some types of fluoropolymers can withstand a wide range of high temperatures, from baking ovens to the engine compartments of jet aircraft. Others are extremely flame-resistant and anti-corrosive, and some have important non-stick properties.

About 95 percent of fluoropolymers are used in industrial applications where peak performance is critical, including defense and aerospace, automotive, electronics and semiconductors, telecommunications, chemical processing and power generation. In automobiles, for example, fluoropolymers contribute to car safety, fuel efficiency and pollution control. They are used in gear lubrication, power steering assemblies, brake assemblies, seatbelt guides and windshield wiper blades.

The PFOA used to help make fluoropolymers is largely removed during the final steps of polymer production and by the high-temperature processing used when most fluoropolymers are made into finished products. PFOA is not intended to be part of the end-product.

More information about the numerous applications of PFOA can be found **here**.

News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

pfoa-facts.com



health & safety

There have been no adverse health effects for employees caused by exposure to PFOA in the workplace. This conclusion is supported by clinical and mortality studies of chemical production employees at facilities where PFOA was manufactured. Levels found among the general public or in the environment are even lower than workplace levels.

Although adverse effects have been observed in laboratory studies of animals exposed to high levels of PFOA, these studies and exposure levels were designed to produce effects in order to better understand the toxicology of PFOA. The fluoropolymer industry and the U.S. Environmental Protection Agency (EPA) are continuing to explore the potential relevance of the findings.

Consumer Safety

Scientific studies conducted over many years support the conclusion that PFOA does not cause adverse health effects at the extremely low levels to which consumers might be exposed. Adverse effects in laboratory animal studies were found at concentrations thousands of times higher than the general public's exposure. At lower exposure levels, these effects are not observed. These no-effect levels are much higher than exposure levels experienced by the general public.

Consumer products containing fluoropolymers made with PFOA are safe when used as intended, and the **EPA has stated** that the agency "does not believe there is any reason for consumers to stop using any consumer or industrial-related products." (Click the link above to further explore this topic.)

Occupational Safety

Decades of employee health monitoring, including many studies published in the open scientific literature, reveal no adverse health effects in chemical production workers caused by exposure to PFOA when workplace exposure guidelines are followed. (Click the link above to further explore this topic.)

News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)


pfoa-facts.com



benefits to society

PFOA is essential to help manufacture most fluoropolymers, which are widely used in areas ranging from environmental protection to public safety to defense and national security.

Examples of the multiple benefits to society of these products include:

Public and worker safety



Protecting firefighters. Fluoropolymers are essential in the manufacture of durable fire-retardant fabrics that help shed water, resist abrasion and retain insulation, which in turn diminishes the chance for burns.

Protecting aircraft crew and passengers. The risk of fire from insulation materials in aircraft is significantly reduced by the use of fluoropolymer-based composites for wiring insulation.

Protecting workers. Protective garments made of nylon or polyester coated with chemically resistant polymers (such as polytetrafluoroethylene or PTFE, a type of fluoropolymer) protect workers from corrosive, alkaline or acidic chemicals.



Protecting astronauts. Fluoropolymer technology is used to make the special (white) non-flammable outer-covering of astronauts' spacesuits, which protect astronauts against such hazards as micrometeoroids and from temperatures ranging from -150°C to +120°C.



Protecting office workers. The risk of fire in office buildings is reduced due to fluoropolymers used to insulate wire and cable placed in the air space between a suspended ceiling and the structural floor above, which is generally used for low-voltage data transmission materials, such as phone cables, computer wire and cables, coaxial cable and hookup wire. Flame-resistant fluoropolymers do not interfere with signal transmission and are good insulators of low-voltage electricity.

Everyday benefits

Protecting our health. Fluoropolymer linings and packaging protect pharmaceuticals from contamination during processing, storage and distribution.

Protective outdoor gear. Hikers, campers, joggers, fishermen, hunters, skiers, cyclists and other outdoor enthusiasts depend on lightweight and breathable fabrics. These are made possible by a thin PTFE membrane that can be bonded to a variety of fabrics, such as nylon or polyester. The resulting laminates are waterproof, and keep out chilling wind while allowing body perspiration to escape.



Better cookware. One of the most familiar consumer applications of fluoropolymers is PTFE-coated, "non-stick" cookware, which is widely used for no- and low-fat frying for health purposes. Other applications for these coatings include steam irons, tools and gardening implements.

Better weather resistance in structures. Fluoropolymer coatings and finishes are valued for their ability to withstand prolonged exposure to severe climatic conditions. They are applied to metals such as aluminum, aluminized steel and galvanized steel for use on exterior surfaces for warehouses, power plants, monument-type structures and other commercial buildings. Fluoropolymer-coated fiberglass is used for dome coverings for large buildings such as the sports stadiums in Pontiac, Michigan, and Minneapolis, Minnesota. It is also beginning to be used to protect residential roofing and aluminum siding.

Environmental benefits



Reduced automobile air pollution. Fluoropolymers are used primarily to reduce evaporative loss during the transport of fluids, including reformulated fuels. Fluoropolymers' flame and fire resistance are especially valuable properties in under-the-hood fuel systems. Without fluoropolymers, there would be higher hydrocarbon fuel and lubricant consumption and increased air, ground and water pollution. Fluoropolymers exhibit 50 to 100 times better fuel permeation resistance than hydrocarbon polymers, allowing the auto industry to meet the stringent hydrocarbon emission requirements of the Clean Air Act.

Increased fuel efficiency. The smaller, more fuel-efficient engines in today's cars have higher oil and engine compartment temperatures and run at higher speeds. To protect the engine and drive-train lubricants from thermal degradation, lubricant manufacturers rely on harsh chemical additives that attack ordinary sealing materials. Auto manufacturers use fluoroelastomers and PTFE seals and gaskets to withstand these aggressive temperatures and lubricant additives.

Reduced chemical emissions. For power utilities, chemical manufacturing facilities and petroleum refineries, fluoroelastomers are critical components in pollution control devices employed to meet Clean Air Act requirements, to contain chemicals and to prevent their release into the environment. Nonwoven fabrics made of PTFE fibers are used in scrubbers and filters that reduce the emissions of air pollutants from manufacturing and power generation plants. These novwoven fluoropolymer fabrics also protect against worker exposure to hazardous chemicals used in these industries.

Protected solar panels. Thin fluoropolymer films are used as protective coatings for solar panels to conserve energy. Fluoropolymer films show minimal degradation despite constant UV radiation exposure. They are also excellent at transmitting light, making them ideal for solar panel coatings.

National security benefits

Protection against chemical warfare agents. Skin exposure reduction paste containing PTFE is used by the military as a physical barrier to reduce or delay skin exposure to chemical warfare agents.

Protecting ships and submarines. Fluoropolymers are used as valving material for nuclear power plants on ships and submarines. Because they are radiation-resistant, they do not degrade even in contact with radioactive (contaminated) water, minimizing the threat of leaks or spills.



Vital uses in aircraft and aerospace. Because of their high strength-to-weight ratio, advanced fluoropolymer composites are used in aircraft and aerospace applications such as fuselages, wing skins and engine housings. The aircraft and aerospace industry also makes extensive use of temperature- and chemical-resistant fluoroelastomer seals and O-rings.

Exceptional performance in other demanding applications. Fluoroelastomers and fluoropolymer seals allow for hydraulic and pneumatic systems to run at both extremely high and extremely low temperatures.

Industry and consumer benefits

Affordable, reliable high-tech products. The semiconductor industry uses high-purity fluoropolymers for silicon wafer carriers, pumps, pipe and fittings, filtration systems and tubing to handle ultrapure materials (such as deionized water) or in the presence of corrosive chemicals. Fluoropolymers are the only materials that meet the industry's needs. The result is affordable and reliable high-tech consumer products.

More efficient, better-performing cars. The automotive industry uses fluoropolymers in a wide range of applications. They are in the body, chassis and suspension, in the power steering assembly and in delicate sensor assemblies. They protect passengers through their uses in seatbelt guides, brake assemblies and windshield wiper blades. They are in strut piston seals; gas spring components; automotive fluids such as gear-lubricating fluids, engine oils and other "extended life" lubricants; self-lubricating tubing for push-pull cables; sliding elements for shock absorbers, and sliding elements for door hinges. They are also used in heat/cooling system management, in wire and cable insulation and jacketing, in the fuel and emission system and in the power-train.

Efficient oil and natural gas production. The trend in drilling has been toward increasingly deeper wells where high pressures, high temperatures and corrosive chemical environments are encountered. Fluoroelastomers are ideally suited for "down-hole" applications such as seals, valves, packings and liners. In the oil field, oil well blowout protectors are coated with fluoropolymers to make sure they will work, even after months or years of exposure to the environment.

Better chemical processing. Chemical processing industries make extensive use of fluoropolymers, where they are used for gaskets, valve components, anticorrosion linings for fittings, pumps, reinforced tubes, hoses, valves, tanks, vessels, heat exchangers, laboratory equipment, instrumentation and pipes; dip tubes; expansion bellows; nozzles; pump packings; seals; cladding (a protective or insulating layer) for chemical processing equipment; microporous and ultrafiltration membranes; pipe plugs; seal glands (for pumps), and tower packings. These applications allow the chemical industry to produce high-purity and affordable components for pharmaceuticals and a wide range of consumer and industrial products.

Electrical safety. The same electrical and safety qualities that make fluoropolymers useful for data transmission cables also increase electrical safety in cable connectors, cable jacketing, circuit breakers, heat trace



cable, leak trace cable, stand-off insulators and tubing.


pfoa-facts.com



News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

frequently asked questions

What is PFOA?

PFOA is a surfactant and an essential polymerization aid used in very small quantities to help make fluoropolymers. PFOA is an acronym for perfluorooctanoic acid. The chemical form of PFOA used in fluoropolymer manufacturing is the ammonium salt, known as APFO. Within the fluoropolymer industry, APFO is sometimes called C-8, referring to the number of carbon atoms in its molecular structure. The single term PFOA is used throughout this Web site to avoid confusion.

What are fluoropolymers and how are they used?

Fluoropolymers are high-performance plastic and synthetic rubber materials. They are used in harsh-chemical and high-temperature environments, primarily in performance-critical applications in defense-related industries and in automotives, aerospace, electronics and telecommunications. Typical applications would be wire insulation for networks, semiconductor manufacturing equipment and automotive fuel hoses. About 95 percent of fluoropolymers are used in these types of industrial applications. The other 5 percent are used to make consumer products such as non-stick cookware and weather- and chemical-protective fabrics.

Do finished products made of fluoropolymers contain PFOA?

PFOA is a polymerization aid, not an ingredient. The PFOA used to help make fluoropolymers is largely removed during the final steps of polymer production and by the high temperatures used when most fluoropolymers are made into finished products.

Some finished products may contain trace amounts, or amounts that are considered non-detectable using the best available analytical methods.

How do people get exposed to PFOA?

Industry scientists are currently working closely with EPA to better understand possible sources and pathways for exposure to PFOA.

PFOA has been detected at low levels in blood bank samples in several locations in the United States. In its preliminary risk assessment, EPA estimated PFOA levels in the general population to be approximately 5 ppb - the equivalent in time of one second in a span of 6 years, 4 months.

The fluoropolymer manufacturing industry has already achieved significant reduction in the potential for exposure from their own operations, such as using less PFOA, employing recycling and recovery techniques and substantially reducing emissions from fluoropolymer manufacturing facilities. The principal fluoropolymer producers have each committed to a minimum 50-percent reduction in total global emissions by 2006 (using 2000 as the baseline year). Meanwhile, new technology has already resulted in a 99-percent reduction in emissions from PFOA manufacturing in the United States.

Does PFOA have any known human health hazards?

In more than 50 years of PFOA manufacture and use in the fluoropolymer industry, and 25 years of medical monitoring of production workers, no known adverse human health effects have been caused by exposure to PFOA.

Extensive toxicology testing and epidemiology studies of fluoropolymer workers indicate that PFOA is not a human carcinogen (it does not cause cancer). Laboratory testing has also shown that PFOA does not cause birth defects or affect DNA. EPA does not classify PFOA as a PBT (persistent, bioaccumulative and toxic) substance. Although some adverse effects have been observed in laboratory tests on animals, these effects are observed only at PFOA levels much higher than the levels present in the general public.

Are there any scientific studies that support the assertion that there are no adverse health effects shown to be caused by exposure to PFOA at these low levels?

Yes. Click here to see a list of references to some of the key publicly available studies, including research published in the scientific literature and unpublished reports.

A complete set of unpublished studies is available in Administrative Record-226 at the EPA Docket Center (at the EPA West Building, Room B-102, 1301 Constitution Avenue, NW, Washington, D.C.)

Click **here** to access EPA's "Preliminary Risk Assessment of the Developmental Toxicity Associated With Exposure to Perfluorooctanoic acid and its Salts" (March 17, 2003), which includes an extensive list of references.

Knowing that PFOA is in people's blood, what has the industry done about it?

Industry scientists have worked closely with scientists in the EPA to identify possible sources of exposure for PFOA and have agreed on steps to reduce the potential for exposure. These steps include using less PFOA, employing recycling and recovery techniques and substantially reducing emissions from fluoropolymer manufacturing facilities. In addition, numerous new studies have been undertaken to better understand potential routes of exposure.

Is PFOA present in non-stick cookware?

No. Non-stick cookware has been tested using very sophisticated methods with extremely low detection limits and no PFOA has been detected. The process for coating non-stick cookware involves very high temperatures that normally would destroy any residual PFOA in the coating.

Can PFOA from non-stick cookware harm pet birds?

No. PFOA has not been detected in non-stick cookware. However, it is widely known that cooking and cleaning fumes may be harmful to pet birds. Birds have extremely sensitive respiratory systems. All smoke and fumes of any type have the potential to harm them, especially smoke from burning foods. Here is what one manufacturer of non-stick coatings advises:

"CAUTION: Never keep pet birds in or near the kitchen. Birds have highly sensitive respiratory systems. Airborne contaminants (smoke, fumes, vapors from any source, including everyday cooking, burned foods, overheated nonstick cookware) may be harmful or fatal to pet birds. Do not overheat an empty nonstick pan or leave it unattended on the stovetop (especially at high settings), or use a nonstick pan in the broiler. When exposed to extremely high heat, nonstick coatings can decompose and emit airborne contaminants which, if inhaled, can be harmful or fatal to pet birds and, in extreme cases, may cause a temporary, flu-like condition (polymer fume fever) in humans."

Polymer fume fever is associated with the decomposition of polymers that are heated to extremely high temperatures. It is mainly encountered in industrial settings.

Why is the EPA studying PFOA?

According to the EPA: "Studies recently evaluated by the Agency have raised a number of potential toxicity concerns, and when combined with information that the general U.S. population may be exposed to very low levels of PFOA, has led the Agency to conclude that additional scientific information is needed to determine if new regulatory actions are necessary."

EPA and industry entered into a process to develop a regulatory response known as an Enforceable Consent Agreement (ECA), which requires signing parties to perform certain specified studies to assess the pathways through which people are exposed, and submit the results of those studies to EPA on a specified schedule. In addition to these studies, U.S. manufacturers of fluoropolymers had earlier agreed to conduct certain other studies, some of which have been completed and others of which are under way. Manufacturers also have committed to reduce emissions, work with customers to assist them in understanding the issues and taking appropriate product stewardship actions, and provide support to other research needs.

What will be included in the EPA review process?

EPA requested data that would help it better understand general environmental and human exposure to PFOA. This would include data on use and production volume in the United States, data on chemical and product biodegradation, tests on products and studies on the routes through which PFOA moves through the industry chain. In addition, as of the date of this writing, EPA is planning to submit a draft risk analysis to the Agency's Science Advisory Board for an independent peer review. Following this review, the risk assessment will be finalized and EPA will determine whether regulatory steps are required.

What is EPA doing about PFOA in people's blood?

EPA's current activities are described on its web site at **www.epa.gov/oppt/pfoa/**.

As described on the web site, EPA is working with industry and other stakeholders to identify and reduce potential exposures to PFOA. EPA issued a preliminary risk assessment of PFOA in April 2003, at which time it said that "at present, there aren't any steps that EPA recommends that consumers take to reduce exposures to PFOA, because the sources of PFOA in the environment and the pathways by which people are exposed are not known."

Since then, EPA has been working closely with industry and others to identify additional research needs through a series of specialized technical groups that meet and report regularly on progress.

Can PFOA be replaced with something else?

Where substitutes are available, industry members have incorporated them. However, PFOA is an essential polymerization material for fluoropolymers with specific properties for which no alternatives have been found to date. At this time, no alternative for these uses has been identified that meets environmental, toxicological and manufacturing requirements for the large majority of required applications in the fluoropolymer industry.

Would industry oppose regulating the use of PFOA?

No. Industry would support appropriate regulation of the use of PFOA.

The fluoropolymer industry has already taken voluntary steps to reduce the potential for exposure, such as using less PFOA, employing recycling and recovery techniques and substantially reducing emissions from fluoropolymer manufacturing facilities. It also continues to responsibly manage exposure to PFOA within its facilities.

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industry initiatives

Following is an outline of industry's action in response to concerns expressed by the U.S. Environmental Protection Agency (EPA) following the announcement that trace levels of PFOA had been found in samples from blood banks in various regions of the United States. The findings of the company-sponsored blood survey were promptly reported to the EPA and became the subject of extensive discussions between industry and government scientists with respect to their significance for public health and the environment. A comprehensive research program grew out of these discussions.

June 2000

The Society of the Plastics Industry, Inc. (SPI) formed the Fluoropolymers Manufacturers Group (FMG) to facilitate the industry's cooperative efforts with EPA and other government agencies. Representatives of the fluoropolymer industry met with EPA to discuss concerns and data gaps with respect to PFOA and related compounds.

September 2000

The industry announced a voluntary program to develop and provide data to EPA on PFOA. Members of the FMG met with EPA to provide data on the uses of PFOA in the industry and on the uses of fluoropolymers in commerce. Regular update meetings followed, and data was supplied to EPA as studies were completed.

March 2001

Fluoropolymer manufacturers committed to a reduction in the amount of PFOA materials coming from fluoropolymer manufacturing, on a global, individual company-wide basis, by 50 percent within five years. FMG presented EPA with a material balance on uses of PFOA and related products in fluoropolymer manufacturing based on data supplied by fluoropolymer manufacturers. The material balance is an accounting of all the PFOA material used in a particular process.

April 2001

FMG provided EPA with details on the extensive research to find possible PFOA alternatives and the necessity of PFOA materials in making fluoropolymers. No successful replacement material has been found in more than 30 years of active research for substitutes.

October 2001

The Association of Plastics Manufacturers in Europe (APME), SPI's sister European trade association, provided EPA with details of the industry's toxicology program and presented early results of its two-generation reproductive study.

March 2002

Industry provided EPA with additional data on the two-generation reproductive study in rats and reports on human biomonitoring.

April 2002

FMG developed and presented a chart of potential points of exposure.

September 2002

Industry announced cooperation with EPA to identify and research data gaps on potential public exposure to PFOA and related compounds.

December 2002

Industry toxicologists reached agreement with EPA staff on a research approach on the rate of uptake, metabolism and elimination of PFOA and related compounds (pharmacokinetics).

March 2003

Industry groups submitted Letters of Intent to EPA to formalize their research and product stewardship commitments.

April 2003

Industry committed to participate in developing enforceable consent agreements for further research on sources and pathways of potential public exposures to PFOA. EPA stated (4/14) that it "does not believe there is any reason for consumers to stop using any consumer or industrial related products."

June 2003

At an EPA public meeting, SPI President Don Duncan committed the FMG to continue to work with EPA to "define routes of exposure to the public and environment, to characterize the health implications of that exposure and to significantly reduce potential exposure sources from the fluoropolymer industry."

Duncan noted that "fluoropolymers are a key material for industries that make up the core of our country's economy."

November 2003

Charles M. Auer, director of the EPA Office of Pollution Prevention and Toxics, issued a statement summarizing progress on the PFOA issue and commending the fluoropolymer industry on its cooperation. "This progress is the result of a tremendous amount of work, effort, and commitment on the part of the industries involved, the stakeholders participating, and the Agency."

Ongoing

Public meetings with EPA continue, as industry works with EPA to identify and address remaining research gaps and implement additional testing and monitoring.

pfoa-facts.com

common misunderstandings

Teflon® is a chemical that can enter the bloodstream. FALSE.

Teflon is **not** a chemical and it **cannot** enter the bloodstream. Teflon is a DuPont trademark-protected brand name for a fluoropolymer, PTFE, used to make non-stick cookware and other products. The confusion arises because PFOA - which is a chemical and has been detected in small quantities in people's blood - is used in the process of manufacturing polymers like PTFE. However, the PFOA is removed during manufacturing during high-heat processes and is not present in end products such as cookware.

PFOA in non-stick frying pans is a danger to pet birds. FALSE.

Untrue. PFOA is not an ingredient in non-stick products, and PFOA has not been detected in non-stick cookware.

However, it is widely known that cooking and cleaning fumes of any type may be harmful to pet birds, which have extremely sensitive respiratory systems. All smoke and fumes have the potential to harm pet birds, especially smoke from burning foods. That is why many cookware manufacturers recommend that pet birds not be kept in or near the kitchen.

Exposure to PFOA can cause birth defects in humans. FALSE.

Untrue. Laboratory testing of PFOA has shown that it does not cause birth defects or affect DNA. Some adverse effects have been observed in laboratory tests on animals, but these effects were observed only at exposures to very high levels of PFOA - many times higher than those to which the general public is ever exposed.

PFOA can be easily replaced with other substances to make fluoropolymers. FALSE.

Untrue. PFOA is an essential polymerization material for fluoropolymers with specific properties for which no alternative has been found that meets environmental, toxicological and manufacturing requirements for the large majority of fluoropolymer applications. This includes not only convenient consumer products like non-stick pans and weather-proof outerwear, but other important materials used to prevent fires in buildings and aircraft, protect factory workers exposed to corrosive materials and reduce pollution in automobiles.

Industry is opposed to regulations on the use of PFOA. FALSE.

Untrue. Industry would support the appropriate regulation of the use of PFOA, and is working with the U.S. Environmental Protection Agency (EPA) in order to determine whether a regulatory response in required.

News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

Meanwhile, the fluoropolymer industry has already taken voluntary steps to reduce the potential for exposure, such as using less PFOA, employing recycling and recovery techniques and substantially reducing emissions from fluoropolymer manufacturing facilities. It also continues to responsibly manage exposure to PFOA within its facilities.

Tests have shown developmental effects in laboratory animals at 40 ppb. FALSE.

The above statement is inaccurate and misleading. The latest research (published in *Regulatory Toxicology and Pharmacology*, 2004, see http://PFOA-facts.com/recent.html) indicates that the lowest effect level - a level that produced liver weight changes - in laboratory animal studies is 23 parts per million (ppm). This lowest effect level is 1600 times higher than exposure levels in the general population. The study concluded that these results "represent substantial protection of children, adults and the elderly."

No laboratory study has found a level of PFOA exposure without adverse effects. FALSE

The above statement is misleading. Lowest effect levels in laboratory studies have been determined in a recent published comprehensive review (Regulatory Toxicology and Pharmacology study referenced above) and indicate the lowest exposure level at which any adverse effect could be experimentally determined.

By definition, any concentration below the lowest effect dose level will be a level of exposure without adverse effects.

Developmental effects associated with PFOA exposure include changes in bone structure and organs. FALSE

The above statement is inaccurate. As indicated in the EPA Preliminary Risk Assessment (http://www.epa.gov/opptintr/pfoa/pfoara.htm), changes in bone structure in the laboratory rat were not caused by exposure to PFOA since similar changes were observed in untreated animals.

The organ changes observed in laboratory rats were an increase in liver weight. Changes in liver weight are commonly the first effects observed in laboratory animal studies as the liver is an important organ for elimination of substances from the body.

pfoa-facts.com

News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

recent research

The following studies are useful reference sources on PFOA:

Characterization of risk for general population exposure to perfluorooctanoate, JL Butenhoff, DW Gaylor, JA Moore, GW Olsen, J Rodricks, JH Mandel, and LR Zobel, Regulatory Toxicology and Pharmacology, 2004, vol. 39, issue 3, pp. 363-380.

This study demonstrates that levels of PFOA found in the general population are unlikely to pose a health risk. The study uses a margin of exposure approach to provide a realistic assessment of the potential for human risk. Margins of exposure were determined by comparing PFOA levels in human serum to the lowest serum concentrations that caused effects in toxicology studies. Margins of exposure greater than 100 indicate that the lowest effect levels in laboratory animal studies are more than 100 times higher than the levels in people and indicate low risk. The assessment concludes that the PFOA margins of exposure are large (values ranging from 1600 to 8900), representing "substantial protection of children, adults and the elderly."

The summary of the study is available online; the full text is available to subscribers and in libraries.

PPARf Agonist-Induced Rodent Tumors: Modes of Action and Human Relevance, JE Klaunig, MA Babich, KP Baetcke, JC Cook, JC Corton, RM David, JG DeLuca, DY Lai, RH McKee, JM Peters, RA Roberts, and PA Fenner-Crisp, Critical Reviews in Toxicology, 2003, vol. 33, number 6, pp. 655 - 780.

This study demonstrates that PFOA is unlikely to cause cancer in humans. The study reviews the biological mechanism or mode of action by which some substances cause a biological effect called peroxisome proliferation, focusing on the question of the human relevance of the animal tumors associated with this effect. Regarding PFOA, the study concludes — assuming that its mode of action can be confirmed — it is unlikely that the carcinogenic response induced in rodents would occur in humans because of the significant differences between rats and humans in their sensitivity to peroxisome proliferation.

The summary and full text is available to subscribers and in libraries.

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News in Brief

New Web Site on PFOA Chemistry Launched (4/2/04)

news in brief

April 2, 2004

NEW WEB SITE ON PFOA CHEMISTRY LAUNCHED

Industry-sponsored Internet site addresses safety of key aid to fluoropolymer manufacturing

(Washington, DC) - The Society of the Plastics Industry, Inc. (SPI) today launched www.PFOA-facts.com, a Web site for information about perfluorooctanoic acid (PFOA), an industrial chemical essential to help manufacture many types of fluoropolymers.

Fluoropolymers are an extremely versatile, heat-resistant "super-plastic" with many important uses in the manufacture of safety equipment, telecommunications infrastructure, electronics and computers. They also are used to make protective and all-weather clothing and equipment for astronauts, the military and firefighters and consumers.

SPI created www.PFOA-facts.com to establish an online source of information for stakeholders and the public on PFOA, fluoropolymers and the many uses of products manufactured using fluoropolymers. The Web site also addresses the health and safety of PFOA, as well as topics relevant to consumer and worker safety.

The Web site includes answers to frequently asked questions and an outline of the fluoropolymer industry's recent activities regarding PFOA.

SPI Vice President of Communications Bonnie Merrill Limbach said, "The site will be updated as new information becomes available. Our goal is to provide all stakeholders with reliable information, and to respond promptly to any questions from the public, the media or industry."

For further information, visit www.PFOA-facts.com, or call SPI at (202) 974-5210.

# # #

Consumer Products

- Rigorous safety testing is conducted to assure the safety of all DuPont products – whether they are sold to consumers or to customers who fabricate or use our products as ingredients in consumer products. As new advancements are made, our products are subject to new testing to ensure continued safety.

- Cookware made with DuPont non-stick coatings, including those under the Teflon® brand, does not contain PFOA. Although PFOA is used to make the cookware coating, it is removed in the manufacturing process. Consumers can continue to use their Teflon® cookware with complete confidence.

- PFOA is not added or used in any of our telomer-based products. They may, however, be found as unintended by-products at trace levels. These levels are extremely small and cannot explain the levels found in the environment. DuPont has recently developed process technology to essentially eliminate these trace levels and impurities that may form them from our telomer-based products. It is our intent to commercialize this technology by 2006.

- Telomers are used at very low concentrations. As a result, any potential presence of PFOA would be extremely minimal and detectable in only trace amounts. We do not believe that trace amounts would represent a human health or environmental concern.

- The EPA has said that there is no reason for consumers to stop using any of these products because of questions about PFOA.

DuPont The miracles of science

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DuPont Affirms Position that PFOA Does Not Pose Undue Risk
Supports EPA Position On Continued Use of Consumer Products

April 15, 2003 — DuPont today affirmed its position that there is no evidence indicating adverse human health effects related to low levels of exposure to perfluorooctanoate (PFOA), an essential processing aid used by DuPont and others to manufacture fluoropolymers. The company also said it fully supports the U.S. Environmental Protection Agency (EPA) position that EPA "does not believe there is any reason for consumers to stop using any consumer or industrial related products" because of concerns about PFOA.

The company said that cookware sold under the Teflon® brand does not contain PFOA. Although PFOA is a process aid used to make the Teflon® branded fluoropolymers, it is removed in the manufacturing process. PFOA is not used to produce telomers, a different family of chemicals used to make soil, stain and grease repellants for paper, apparel, upholstery and carpet.

"We share the EPA desire to safeguard human health and the environment, and respect the position that there are still questions to be addressed," said Richard Angiullo, vice president and general manager for DuPont Fluoroproducts. "DuPont, along with other companies, has voluntarily committed to EPA to provide the necessary research to help address those questions. We also have led industry in reducing emissions of PFOA."

"The company would support EPA regulating the use of PFOA, which has been unregulated during the more than 50 years of its use," said Angiullo. "A well-informed regulation would help assure society is not being exposed to undue health or the environmental risks."

"DuPont remains confident that our use of PFOA over the past 50 years has not posed a risk to either human health or the environment, and that our products are safe," said Angiullo. "Our confidence is based on an extensive scientific database. This database includes both publicly available, peer-reviewed scientific studies built throughout our long use of this compound, as well as worker surveillance data."

According to Robert W. Rickard, director for the DuPont Haskell Laboratory for Health & Environmental Sciences, industry continues to expand the body of knowledge available about PFOA. DuPont, along with other companies, is leading an aggressive research program to better understand the biopersistence of PFOA and to evaluate possible routes of exposure.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

4/15/03

Teflon® is a registered trademark of E.I. du Pont de Nemours and Company.

Page updated: April 15, 2003

The miracles of science

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DuPont Refutes Health Effects Claims About PFOA
Confirms Safety of Cookware Sold Under Teflon® Brand

March 31, 2003 — DuPont today refuted allegations made by the Washington D.C.-based Environmental Working Group (EWG) that PFOA, an essential processing aid used to make fluoropolymers, is harmful to the health of women of child-bearing age, young girls, or any other segment of the human population.

"PFOA has been wrongfully represented as a health risk when, in fact, it has been used safely for more than 50 years with no known adverse effects to human health," said Richard J. Angiullo, vice president and general manager – DuPont Fluoroproducts. "There is no evidence or data that demonstrates PFOA causes adverse human health effects. There is extensive scientific data, including worker surveillance data, peer-reviewed toxicology and epidemiology studies, and expert panel reports that support this position."

"Cookware sold under the Teflon® brand does not contain PFOA," Angiullo said. "Although PFOA is a process aid used to make the Teflon® branded fluoropolymers, it is removed in the manufacturing process."

"The EPA document upon which the claims are based is clearly marked by EPA as an 'internal deliberative draft' that should not be cited or quoted," said Angiullo. "Clearly, the document has not been subject to full EPA review. There are many studies on the toxicity of PFOA leading us and others to conclude that the compound is safe for all segments of the population, including women of child-bearing age and young girls."

Robert W. Rickard, PhD., director of the DuPont Haskell Laboratory for Health and Environmental Sciences, says EPA's calculation of risk is based on a single data point. "Newly generated data, which were presented in an open scientific forum and which have been shared with EPA, are more comprehensive and should demonstrate that there is a higher margin of safety than reported in EPA's internal draft," said Dr. Rickard.

"We have reviewed all of the data available on PFOA many times, and the assertion by EWG that PFOA poses a greater risk to women of child-bearing age and young girls is a clear misinterpretation of the data," said Rickard.

Along with other fluoropolymer manufacturers, DuPont has been working with EPA since 2000 to assess the body of knowledge about PFOA and to improve industry's stewardship of this material. There are currently no EPA regulations governing PFOA.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

3/31/03

Page updated: March 31, 2003

Cookware Safety

•DuPont non-stick coatings have undergone exhaustive studies at the DuPont Haskell Laboratory for Toxicology and Industrial Medicine in Newark, Del.

•The U.S. Food and Drug Administration has found them acceptable for conventional kitchen use, as have health regulatory agencies around the world.

•There have been billions of pots and pans coated with DuPont non-stick coatings sold around the world, and DuPont knows of no serious, chronic or acute health problems related to their use.

•Cookware with DuPont non-stick coatings can be heated continuously at temperatures up to approximately 500F (260C) – well above the temperature required for frying and baking.

•It is possible that if the pan itself were severely burned and reduced to a molten state, the resulting chemical reaction would give off a host of chemical gases.

•In cases where the non-stick coating is grossly overheated (any food would have long been burned to an inedible state at this point), fumes may produce temporary, flu-like symptoms.

•There are no long-term health effects and this situation can be avoided by proper ventilation and cooking practices.

•With regard to birds, veterinary experts recommend keeping pet birds away from cooking and cleaning fumes. These fumes can be hazardous to birds because they have small and very sensitive respiratory systems. This includes fumes from many household cleaning products, fumes from overheated cooking fats, and fumes from overheated non-stick cookware.

Corporate News

Media Advisory

Contact: Clif Webb
302-774-4005
r-clifton.webb@usa.dupont.com

DuPont Addresses the Facts About Cookware Safety and the Benefits of Fluoroproducts Made Using PFOA

WILMINGTON, Del., May 14, 2003 – Some statements in media coverage following an April 14, 2003, announcement by the U.S. Environmental Protection Agency (EPA) calling for an investigation of PFOA (perfluorooctanoic acid) have been misleading and inaccurate. DuPont believes that the media and the public should have access to the facts.

While EPA called for a review into PFOA on April 14, it did not "believe that there is any reason for consumers to stop using any consumer or industrial related products" made from PFOA. DuPont agrees with EPA's position on this issue and is confident that our products made using PFOA are safe.

There have been many misleading statements about PFOA and non-stick cookware coated with Teflon® fluoropolymer.

Here are the facts regarding cookware – known and addressed for more than 40 years with consumers:

- Cookware made with Teflon® is totally safe for everyday consumer and commercial use.
- The U.S. Food and Drug Administration has found that "DuPont non-stick coatings for cookware are acceptable for conventional use."
- Using FDA-approved methodologies, PFOA has not been detected in cookware made with DuPont non-stick coatings.

Additional information is available at:

http://www1.dupont.com/dupontglobal/corp/documents/US/en_US/news/releases/pdf/cookware.pdf.

Additional information on Teflon® is available at: www.teflon.com.

There have been many misleading statements about PFOA in general. Here are the facts:

- PFOA is used to make some Teflon® branded products but is removed as Teflon® is made into finished products.
- After more than 50 years of experience and extensive scientific studies, there is no evidence of any adverse human health effects associated with PFOA, in our workers, communities or the public.

Additional information is available at www.dupont.com.

There are organizations that have called on EPA to ban PFOA without regard to the societal benefits the processing aid enables.

Here are some important facts regarding the societal benefits that society gains from fluoropolymers:

- Fluoropolymers help reduce pollution from heavy industries such as chemical processing or power generation, protecting both people and the environment;
- Fluoropolymers enable the manufacture of small, high-speed computer chips that are core to the information technology benefits people expect at work and at home.
- Telecommunications cable insulated with fluoropolymers helps reduce risk of fire and harm to people and buildings.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

5/14/03

Frequently Asked Questions
Cookware Made with DuPont Teflon® Non-Stick Coatings

Is cookware coated with Teflon® non-stick coating safe?
Yes. Cookware made with Teflon® non-stick coating is totally safe for everyday use. Teflon® is a trusted brand in non-stick and is used all over the world by millions of people everyday.

Independent U.S. government agencies have studied non-stick coating and approved its use. The U.S. Food and Drug Administration (FDA), the leading U.S. health regulatory agency, has found non-stick coatings acceptable for conventional kitchen use. The U.S. Consumer Product Safety Commission recently rejected a petition to require a label warning for non-stick coatings.

And support for cookware coated with Teflon® non-stick coating does not end in the United States. Health regulatory agencies across the globe have approved the use of Teflon® coatings for non-stick cooking surfaces.

Is all non-stick cookware made with Teflon® non-stick coating?
No. Consumers frequently use the term "Teflon®" to refer to any non-stick coating. However, the Teflon® brand is a DuPont owned, registered trademark for non-stick coatings and other products. For more than 200 years, DuPont has put science to work, solving problems that make life better and safer. There have been billions of cookware products coated with Teflon® non-stick coating sold around the world over the past 40 years.

Can I get sick from eating particles of non-stick coatings?
No. Teflon® particles from cookware are not harmful; if eaten, they pass through the body and are not absorbed.

What are the benefits of using cookware coated with Teflon® non-stick coating?
Teflon® non-sticking coating provides an easy and convenient way to enhance your cooking experience. Cookware coated with Teflon® non-stick is safe at cooking temperatures up to 260°C/500°F, which is beyond the temperature that foods are normally prepared.

What basic steps should I follow to make sure I am using non-stick cookware properly?
Low or medium heat is recommended for cookware with non-stick coatings. It can be used at temperatures up to 260°C/500°F, which is beyond the temperature at which most foods are generally prepared. For example, meat is usually cooked at 204°C/400°F, poultry is generally roasted at 204°C/400°F and cookies and cakes are usually baked at around 190°C/375°F. On the stovetop, water boils at 100°C/212°F, scrambled eggs are cooked at 121°C/250°F while butter and cooking oil will begin to scorch and smoke at about 204°C/400°F. As is the case with most cookware products, non-stick cookware should not be left unattended or allowed to reach extreme temperatures. Additionally, cooking should not be conducted in poorly ventilated areas. Reading manufacturers' instructions for proper usage before using any cookware is recommended.

What happens if non-stick coated cookware is overheated?
Cooked foods will most likely burn beyond an edible state before non-stick cookware surfaces are damaged and decomposed by extreme heating. For example, fats, butter, or cooking oil will begin to scorch and smoke at about 204°C/400°F. Tests confirm that Teflon® non-stick coatings only begin to deteriorate when consumers use the product improperly at higher temperatures.

Are fumes from overheated non-stick coated cookware harmful?
Excessive exposure to any form of household fumes should be avoided. With this in mind, cooking should not be conducted in poorly ventilated areas.

Birds have particularly sensitive respiratory systems, and can be injured by many kinds of household fumes, including those from aerosol sprays, burning butter or cooking oils, cleaning solvents, and overheated non-stick cookware.

Bird owners can take several precautions to protect pet birds from cooking fumes:
(1) keep birds out of the kitchen; (2) observe good cooking practices and never allow cookware to overheat; and (3) keep the cooking area well ventilated.

Frequently Asked Questions
Cookware Made with DuPont Teflon® Non-Stick Coatings

Is cookware coated with Teflon® non-stick coating safe?
Yes. Cookware made with Teflon® non-stick coating is totally safe for everyday use. Teflon® is a trusted brand in non-stick and is used all over the world by millions of people everyday.

Independent U.S. government agencies have studied non-stick coating and approved its use. The U.S. Food and Drug Administration (FDA), the leading U.S. health regulatory agency, has found non-stick coatings acceptable for conventional kitchen use. The U.S. Consumer Product Safety Commission recently rejected a petition to require a label warning for non-stick coatings.

And support for cookware coated with Teflon® non-stick coating does not end in the United States. Health regulatory agencies across the globe have approved the use of Teflon® coatings for non-stick cooking surfaces.

Is all non-stick cookware made with Teflon® non-stick coating?
No. Consumers frequently use the term "Teflon®" to refer to any non-stick coating. However, the Teflon® brand is a DuPont owned, registered trademark for non-stick coatings and other products. For more than 200 years, DuPont has put science to work, solving problems that make life better and safer. There have been billions of cookware products coated with Teflon® non-stick coating sold around the world over the past 40 years.

Can I get sick from eating particles of non-stick coatings?
No. Teflon® particles from cookware are not harmful; if eaten, they pass through the body and are not absorbed.

What are the benefits of using cookware coated with Teflon® non-stick coating?
Teflon® non-sticking coating provides an easy and convenient way to enhance your cooking experience. Cookware coated with Teflon® non-stick is safe at cooking temperatures up to 260°C/500°F, which is beyond the temperature that foods are normally prepared.

What basic steps should I follow to make sure I am using non-stick cookware properly?
Low or medium heat is recommended for cookware with non-stick coatings. It can be used at temperatures up to 260°C/500°F, which is beyond the temperature at which most foods are generally prepared. For example, meat is usually cooked at 204°C/400°F, poultry is generally roasted at 204°C/400°F and cookies and cakes are usually baked at around 190°C/375°F. On the stovetop, water boils at 100°C/212°F, scrambled eggs are cooked at 121°C/250°F while butter and cooking oil will begin to scorch and smoke at about 204°C/400°F. As is the case with most cookware products, non-stick cookware should not be left unattended or allowed to reach extreme temperatures. Additionally, cooking should not be conducted in poorly ventilated areas. Reading manufacturers' instructions for proper usage before using any cookware is recommended.

What happens if non-stick coated cookware is overheated?
Cooked foods will most likely burn beyond an edible state before non-stick cookware surfaces are damaged and decomposed by extreme heating. For example, fats, butter, or cooking oil will begin to scorch and smoke at about 204°C/400°F. Tests confirm that Teflon® non-stick coatings only begin to deteriorate when consumers use the product improperly at higher temperatures.

Are fumes from overheated non-stick coated cookware harmful?
Excessive exposure to any form of household fumes should be avoided. With this in mind, cooking should not be conducted in poorly ventilated areas.

Birds have particularly sensitive respiratory systems, and can be injured by many kinds of household fumes, including those from aerosol sprays, burning butter or cooking oils, cleaning solvents, and overheated non-stick cookware.

Bird owners can take several precautions to protect pet birds from cooking fumes:
(1) keep birds out of the kitchen; (2) observe good cooking practices and never allow cookware to overheat; and (3) keep the cooking area well ventilated.

DuPont™ Teflon® non-stick coatings

USING YOUR NON-STICK COOKWARE SAFELY

Is cookware made with DuPont non-stick coatings safe?

Yes. DuPont Teflon® non-stick coatings on cookware are safe. Confidence in the safety and performance of DuPont non-stick coatings is based on more than 40 years of laboratory testing and use in home and commercial kitchens. Moreover, a stringent certification program ensures that non-stick coatings by DuPont are used only in suitable applications.

How can I be sure DuPont non-stick coatings are safe?

Prior to market introduction, DuPont non-stick coatings were subjected to exhaustive studies at The Haskell Laboratory for Health & Environmental Sciences. DuPont provided the U.S. Food and Drug Administration (FDA) with full disclosure of materials used in its non-stick coatings, and the FDA found them acceptable for conventional kitchen use. In addition, health regulatory agencies throughout the world have approved the use of DuPont non-stick coatings on cookware and housewares.

Cooks in more than 40 countries around the world have purchased and used billions of pots and pans with DuPont non-stick coatings. In all this experience, there has been no record of serious or chronic health effects, including cancer and birth defects.

Are there steps I can take to make sure I am using non-stick cookware safely?

Cookware should never be overheated. Low or medium heat is recommended for cookware with Teflon® non-stick coatings. The coatings are completely safe for normal kitchen use, including baking or frying, and can be used at a temperature of approximately 500°F (260°C). Empty cookware should not be left on a hot stove or in a hot oven. Reading the manufacturers' instructions before using cookware is recommended.

What is "normal" or "conventional" kitchen use?
Cookware with DuPont non-stick coatings can be used at temperatures up to approximately 500°F (260°C) without damage to the coating. This is well above the temperatures required for boiling, frying and baking.

The miracles of science

For example:

- Boiling temperature of water is 212°F.
- Normal temperatures for frying meat range from about 400°F to 470°F.
- The highest temperatures used in baking – such as roasting poultry or vegetables – is about 450°F. Cookies or cakes are typically baked at temperatures ranging from 325°F to 400°F.

Temperatures of 500°F to 550°F are typically used for broiling. DuPont does not recommend use of non-stick coated cookware at those temperatures.

What happens if non-stick coated cookware is overheated?

At high temperatures, the quality of the coating may begin to deteriorate – it may discolor or lose its non-stick quality. This can begin to occur at temperatures above 500°F.

If heated to an extremely high temperature, the coating may begin to decompose and give off fumes. Fats, butter, or cooking oil will begin to scorch and smoke at about 400°F (204°C). DuPont non-stick coatings will not begin to significantly decompose until temperatures exceed about 600°F (316°C) – more than 200°F above the smoke point for cooking oil, fats or butter. It is therefore unlikely that decomposition temperatures for non-stick cookware would be reached while cooking without burning food to an inedible state.

How can I prevent non-stick cookware from overheating?

It is best if a coated pan is used on low or medium heat. Higher temperatures (above 500°F) can be reached while cooking, but the food will likely burn and smoke to unacceptable levels. Even higher temperatures (above 600°F) can be reached within minutes, if dry or empty cookware is left on a hot burner or in a hot oven. Non-stick cookware should not be left unattended or allowed to get very hot without food in the pan.

Are fumes from overheated non-stick coated cookware harmful to people?

All fumes can be irritating or even harmful. Butter, fats, and cooking oils will begin to smoke at 400°F (204°C), producing fumes that can irritate eyes, nose and throat and possibly cause respiratory distress.

DuPont non-stick coatings will not begin to deteriorate in appearance or performance until the temperature of the cookware reaches about 500°F (260°C). The coating will not show significant decomposition unless temperatures exceed about 600°F (316°C). Only at these extremely high temperatures (600°F and above) could non-stick coatings emit fumes that could produce a temporary flu-like condition called "polymer fume fever."

DuPont Teflon quality tested non-stick

DUPONT
The miracles of science

What is "polymer fume fever"?

"Polymer fume fever" is a temporary flu-like condition that occurs as a result of exposure to fumes from significantly overheated and decomposed fluoropolymer materials. It occurs primarily in industrial settings, in areas where extreme high heat processes such as welding or sintering might occur. "Polymer fume fever" requires no special treatment and has no long-term health effects associated with it.

Can I get polymer fume fever?

Polymer fume fever occurs primarily in industrial settings, in areas where extreme high heat processes such as welding or sintering might occur. In conventional cooking situations, there is no coating decomposition and therefore no potential exposure to polymer fumes. However, if a consumer believes he or she has overheated a non-stick pan, the pan should be removed from the heat source and the area ventilated. Any pan heated to a high enough temperature to result in coating decomposition would likely be so severely damaged it would be unusable thereafter.

Are fumes from over-heated non-stick cookware hazardous to household pets?

With the exception of birds, household pets are not adversely affected by fumes from overheated non-stick cookware

Because they have particularly sensitive respiratory systems, birds can be injured by many kinds of household fumes, including those from aerosol sprays, burning butter or cooking oils, and cleaning solvents.

In addition, with their high respiration rate and low body weight, birds are susceptible to fumes long before they affect people. (You've probably heard stories of miners who took canaries into mines with them to detect the presence of dangerous gas because birds would be affected by the gas before the miners would.) The effect of any fumes on a bird depends on the bird's size and species, and the amount and duration of exposure to the fumes.

Bird owners can take several precautions to protect pet birds from cooking fumes (1) keep birds out of the kitchen; (2) observe good cooking practices and never allow cookware to overheat; and (3) keep the cooking area well ventilated.

Can I get sick from eating particles of non-stick coatings?

DuPont non-stick coatings on cookware are formulated and quality tested to resist peeling or chipping which will occur if cookware is misused. However, in the event that particles from DuPont non-stick coatings are accidentally eaten, there is no danger. These particles are harmless. They are nontoxic and inert. If eaten, they pass directly through the body and are not absorbed. The FDA has stated that eating particles of non-stick coating poses no health threat.

Are all non-stick cookware coatings made with Teflon®?

No. Consumers frequently use the term "Teflon®" to refer to any non-stick coating. However, Teflon® is a DuPont-owned registered trademark for non-stick coatings and other products.

Other companies make non-stick coatings that are marketed under different brand names. While non-stick coatings may vary somewhat, most are based on the same basic materials – known as fluoropolymers.

Contact Clif Webb
302-774-4005
r-clifton.webb@usa.dupont.com

DuPont Counters Allegations on Safety of Teflon®, Stainmaster®
Company Affirms Safety of Products

WILMINGTON, Del., April 8, 2003 – Countering allegations made by the Environmental Working Group (EWG), DuPont today reiterated that all products sold under its Teflon® and Stainmaster® brands are safe.

The allegations concern perfluorinated chemicals (PFCs), specifically ammonium perfluorooctanoate (PFOA), an essential processing aid used in the manufacture of high-performance fluoropolymer resins and finishes. PFOA has been used safely by DuPont and others for more than 50 years with no known adverse human health or environmental effects, DuPont said.

As the global leader in fluorine chemistry, DuPont is committed to continuously evaluating the safety of its products and processes. Extensive scientific research and testing supports the conclusion that DuPont™ Stainmaster® and Teflon®-branded products are safe for consumers.

In light of questions raised about PFOA, DuPont remains committed to continuing to develop a comprehensive understanding of the distribution of PFOA in its products and in the environment.

DuPont is actively working with the U.S. Environmental Protection Agency (EPA) to address questions about PFOA and has either completed or is conducting testing programs of end-use consumer products that use fluorochemistry and are sold under the Teflon® and Stainmaster® brands.

Testing so far shows that non-stick cookware sold under the Teflon® brand does not contain PFOA. Testing also shows that industrial products used largely in the transportation, chemical processing and electronics industries contain only trace or non-detectable levels of PFOA.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

4/8/03

Corporate News

DuPont Response to Environmental Working Group News Release

"The Environmental Working Group's latest claims are irresponsible and alarmist," said Stacey Mobley, senior vice president and general counsel of DuPont. "DuPont is cooperating fully with the U.S. Environmental Protection Agency and is providing all appropriate information to the agency about PFOA, whether required by a statute or not. The EWG is doing all it can to mislead the public on this issue."

The report referenced by EWG was not a community-wide exposure study but was an analysis of PFOA in the blood of the 12 "named plaintiffs" in a class action lawsuit filed against the company in West Virginia. The blood tests were undertaken at DuPont's request and were analyzed by Exygen Research, an independent laboratory. The results were provided to plaintiffs attorneys on August 5. An attorney for the plaintiffs provided the information to EPA on Sept. 15, 2004.

The exposure levels reported in the 12 samples are below occupational exposure levels, where we have not observed any adverse health effects resulting from exposure to PFOA, and do not represent a health concern.

The company will have a better understanding of occupational and community exposure following completion of DuPont's Washington Works employee exposure and health study and a University of Pennsylvania community study sponsored by the National Institutes of Health. Both studies are expected to be completed early next year. The company reported preliminary results of the Washington Works study to the EPA last week.

In addition, DuPont will be sponsoring an extensive study in the communities surrounding the company's Washington Works site as part of the proposed settlement agreement with plaintiffs. That study should begin next year.

On November 2, the company met with EPA officials in the Office of Pollution Prevention & Toxics (OPPT) to discuss reporting information regarding PFOA and related chemicals of interest to the Agency. DuPont sought the meeting to clarify information that is of interest to the agency.

DuPont is cooperating fully with the Agency to provide any information of interest to EPA regarding PFOA and is committed to share details of all ongoing research on the compound.

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November 17, 2004

DUPONT

Corporate News

December 6, 2004

Statement from DuPont
Response to: EPA Claim Regarding PFOA Information

The information regarding the EPA claim was an analysis of PFOA in the blood of the 12 "named plaintiffs" in a class action lawsuit filed against the company in West Virginia. The blood tests were undertaken at DuPont's request and were analyzed by Exygen Research, an independent laboratory. DuPont shared the results of these tests with attorneys for the test participants, who made them available to the EPA, and we welcome the EPA's consideration of these findings.

DuPont does not agree with EPA that the blood monitoring data is reportable under the TSCA statute. The exposure levels reported in the 12 samples are below occupational exposure levels, where we have not observed any adverse health effects resulting from exposure to PFOA, and do not represent a health concern.

Regarding this additional complaint, we will contest their decision and defend our position. To be clear, our disagreement with the EPA on this issue is not in conflict with our commitment to share the findings of our research of PFOA with regulators, the industry and the public. Rather, we are seeking to clarify the formal manner in which such information is shared.

On November 2, the company met with EPA officials in the Office of Pollution Prevention & Toxics (OPPT) to discuss reporting information regarding PFOA and related chemicals of interest to the Agency. DuPont sought the meeting to clarify information that is of interest to the agency.

DuPont is cooperating fully with the Agency to provide any information of interest to EPA regarding PFOA and is committed to share details of all ongoing research on the compound.

The company will have a better understanding of occupational and community exposure following completion of DuPont's Washington Works employee exposure and health study and a University of Pennsylvania community study sponsored by the National Institutes of Health. Both studies are expected to be completed early next year.

The miracles of science

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DuPont Responds to EPA Complaint on Alleged PFOA Reporting Violations
Company reaffirms it complied with all laws, continues to support EPA review process

WILMINGTON, Del., August 12, 2004 — DuPont today reaffirmed that it fully and promptly reported to the U. S. Environmental Protection Agency (EPA) all appropriate information regarding PFOA, an essential processing aid used to make fluoropolymers.

"Our company has been and will continue to be forthright in providing information to the EPA that goes beyond compliance and, at the same time, helps the agency's efforts to improve its understanding of PFOA," said DuPont General Counsel Stacey J. Mobley.

DuPont reiterated that it is fully supportive of EPA's review of PFOA that began in April 2003 and is providing industry leadership as part of the process. The company recognizes that there are questions about the persistence of PFOA and, as a result, has developed and implemented both state-of-the-art manufacturing technology in Fayetteville, N. C., and emissions control technology in Parkersburg, W.Va., that have reduced PFOA emissions by as much as 99 percent. DuPont is sharing the emissions control technology broadly with other companies to reduce PFOA emissions on a global basis.

The company draws a clear distinction between resolution of the reporting issues raised in the complaint and the continuing effort by EPA to gain a better understanding of the potential risks associated with exposure to PFOA.

The company said that it has complied with the requirements and regulatory guidelines established under the Toxic Substances Control Act (TSCA) and the Resource Conservation Recovery Act (RCRA). "Our response today to the agency is thorough and complete – we are confident that we have met all reporting obligations," said Mobley.

DuPont responded today to the three specific counts in the EPA complaint summarized as follows:

Count 1 – EPA contends that a blood monitoring data point recorded in 1981 was reportable under TSCA and should have been available to the agency. DuPont said that this single data point, showing a trace presence of PFOA, does not associate PFOA with any risk to human health, and does not by definition meet the "substantial risk" threshold that would require reporting under the TSCA statute.

"Scientific evidence confirms that the trace amount of PFOA found in this one data point would pose no risk to human health," said Mobley. "In the absence of substantial risk of harm, the information is simply not required to be reported."

Count 2 – EPA contends that DuPont was required under regulations to report instances where water sampling data exceeded the company's voluntary community exposure guidelines for water. DuPont contends that its guideline, set in 1992 in the absence of any EPA regulation, was not created to measure risk, but is a tool that the company uses to guide its decisions for process engineering and environmental controls.

"This claim is particularly perplexing to our company," Mobley said. "It is difficult to understand how the agency can claim we committed a reporting violation based on a voluntary DuPont guideline that is almost 150 times more protective than EPA's safety guidance for drinking water – a standard adopted in 2002 by EPA Regions III and V."

Count 3 – EPA contends that DuPont failed to provide toxicological information under RCRA reporting requirements in the late 1990s. DuPont contends that the information in dispute was not a toxicological study and that it fully complied with EPA's request.

"We provided the agency with the results of 22 toxicology studies, including studies of acute, chronic, developmental, genetic, and aquatic toxicity," said Mobley. "We responded completely and accurately to EPA's request, providing all relevant information."

In April of last year EPA said that it "does not believe there is any reason for consumers to stop using any consumer or industrial-related products" because of questions about PFOA. DuPont agrees fully with EPA's position and remains confident that PFOA is safe.

"We have and will continue to manage PFOA safely," said Mobley. "We expect to resolve the issues raised in the EPA complaint and will remain committed to supporting the agency in its review of the compound."

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

08/12/04

DuPont's complete response to the EPA complaint is available at the link below:
http://www1.dupont.com/dupontglobal/corp/documents/US/en_US/news/releases/pdf/answer_and_request_for_hearing.pdf

Page updated: August 12, 2004

UNITED STATES
ENVIRONMENTAL PROTECTION AGENCY

IN THE MATTER OF: E.I. du Pont de Nemours and Company Respondent Washington Works Facility Route 892 South DuPont Road Washington, Wood County, WV	)))))))))))	Docket No. TSCA-HQ-2004-0016 Docket No. RCRA-HQ-2004-0016 ANSWER AND REQUEST FOR HEARING

E. I. du Pont de Nemours and Company ("DuPont" or "the company") denies that it committed any of the violations alleged in the Complaint and requests a hearing before an administrative law judge to contest the allegations in the Complaint.

SUMMARY OF DUPONT'S ANSWER

DuPont fully and promptly reported to EPA all of the information it was supposed to report regarding perfluorooctanoic acid ("PFOA"). The small amounts of PFOA that DuPont discovered in a blood sample and in drinking water did not suggest that there was any risk to human health, let alone the sort of "substantial risk" that is necessary to trigger reporting requirements.

EPA now claims that DuPont should have reported to EPA the results of a single blood sample taken in 1981 that suggested that a trace amount of PFOA could cross the human placenta if it is present in the maternal blood. However, EPA's own scientists already knew by 1981 that a chemical like PFOA would travel through the placenta, and in 1982 DuPont gave EPA the results of a study confirming that PFOA would cross the placenta. More importantly, all of the scientific evidence showed then, and new scientific evidence confirms now, that the trace amount of PFOA found to have crossed the placenta would pose no risk to human health. For all these reasons, the law did not require DuPont to report the blood sample result to EPA.

EPA's claim that DuPont should have reported certain water samples also is directly contrary to EPA's own scientific conclusions. A multi-agency panel of scientists, including EPA experts, has concluded that drinking water containing up to 150 parts per billion of PFOA poses "no risk of deleterious effects" to human health. The water sampling information that DuPont had – all of which found less than 4 parts per billion of PFOA – showed that the amount of PFOA in the drinking water was substantially less than the amount that EPA scientists have determined is safe. While the level of PFOA in some of the samples was slightly higher than DuPont's voluntary internal guideline for community exposure, DuPont had set that voluntary guideline with an extra safety factor so that it was approximately 3,000 times safer than the lowest no effect level seen in animal studies at that time. In addition, DuPont had already told EPA that traces of PFOA were present in groundwater and drinking water around the DuPont facility.

EPA's final claim is that DuPont failed to provide the results of the single blood sample in response to an EPA request for "toxicological information" on PFOA – a request made after DuPont reported that PFOA was present in some of DuPont's waste disposal units. However, "toxicological information" is information that shows whether a chemical has a toxic effect on humans or animals, not whether there has been exposure. DuPont responded completely and accurately to EPA's request, providing the results of 22 toxicity tests on PFOA. DuPont did not provide the blood sample result, or any other blood sample result, because blood sample results only show the presence of PFOA and do not show PFOA to have any toxic effect. Moreover, the information DuPont provided exceeded its obligations to report under the applicable statute.

Count I

In Count I of its Complaint, EPA's Office of Regulatory Enforcement ("ORE") alleges that DuPont violated Section 8(e) of the Toxic Substances Control Act ("TSCA") because in 1981 the company did not report to EPA the results of a single blood sample that suggested that PFOA can cross the human placenta if it is present in the maternal blood.

The blood sample result is exposure information only. The TSCA § 8(e) requirement to report information is triggered only when the information reasonably supports the conclusion that exposure to a chemical actually presents a "substantial risk to human health." Based on the testing that has been done, prenatal exposure to PFOA does not cause such a risk. Thus, there was -- and is -- no "substantial risk" to trigger reporting requirements. The presence of a chemical, in the absence of an adverse effect, does not trigger reporting requirements.

TSCA § 8(e) also does not require a company to report information if EPA is already on notice of the information. ORE essentially claims that, without this one 1981 blood sample result, EPA was not on notice that this chemical could cross the human placenta.

For decades, however, and even before DuPont received that sample result, developmental toxicologists have known that virtually all chemicals the size of PFOA will pass through the human placenta. Moreover, in March 1982, DuPont reported to EPA the results of a designed, scientific study using radioactively labeled PFOA in rats, which showed that PFOA crosses the rat placenta. More than eight years ago, two of EPA's most senior developmental toxicologists authored a text stating that the differences between rodent and human placentas do not materially affect which chemicals will cross the placenta.

In short, as supported by the science, there is no known adverse effect from exposure at this trace level. As such, there was -- and is -- no substantial risk information to report. In addition, in 1981, when the blood sample was taken, EPA was already on notice that PFOA could cross the human placenta, thereby making the information not subject to reporting requirements.

Count II

The second count in ORE's complaint suggests that DuPont should be penalized for taking precautions in excess of regulatory requirements. In the early 1990s, before EPA ever set any standard for permissible levels of PFOA in drinking water, DuPont undertook a program of reducing its plant emissions so as to reach the company's voluntary goal -- seeking to reach a PFOA level in drinking water so low that there would be a 3000-fold margin of safety. Seizing on DuPont's voluntary guideline, ORE claims that DuPont should have reported water sample results that reflect PFOA concentrations above DuPont's self-imposed guideline. ORE essentially asserts that a sample that is only slightly above the self-imposed 3000-fold margin of safety amounts to a "substantial risk" of harm necessitating a TSCA § 8(e) report. Thus, ORE seeks to punish DuPont for establishing a level of safety that exceeds EPA's requirements and sends a message to the regulated community that it should never set a voluntary goal for an unregulated chemical for fear that EPA will label any exceedance of that goal a "substantial risk" that must be reported to the Agency.

Specifically, the second count in ORE's Complaint contends that DuPont should be penalized because the company did not report to EPA the results of drinking water samples containing residues of between 0.8 and 3.9 ppb PFOA that were taken in the area around DuPont's facility in the 1980s and early 1990s. ORE contends that those traces somehow supported a conclusion of a "substantial risk," thereby triggering reporting obligations under TSCA § 8(e).

ORE's claim that 0.8 to 3.9 ppb PFOA in drinking water presents a "substantial risk" has been flatly contradicted by a multi-agency panel of scientists, which included three EPA representatives, and by two EPA regional offices. This panel of ten experts, including three EPA scientists and representatives from two West Virginia regulatory agencies, used standard, conservative risk assessment methods developed by EPA Regions IX and III to set a safe level in drinking water. The panel concluded in its final report that if citizens in the same area were exposed for their entire lifetimes to levels of up to 150 ppb of PFOA in the same drinking water, "no risk of deleterious effects is expected." For the past two years since the panel of scientists issued its report, EPA's Region III and Region V Offices have used this 150 ppb standard under a Safe Drinking Water Act ("SDWA") consent order with DuPont covering the same drinking water supplies.

EPA's own guidance on TSCA § 8(e) reporting states that when EPA sets such an acceptable level in drinking water, a company that detects the chemical in drinking water at concentrations below that acceptable level does not have to submit a report under TSCA § 8(e). The levels that ORE accuses DuPont of "failing" to report - 0.8 to 3.9 ppb – are 38 to 185 times lower than the 150 ppb level for which the multi-agency panel of scientists found "no risk of deleterious effects" is expected.

ORE has tried to avoid the EPA-sanctioned 150 ppb standard and the Agency's own § 8(e) reporting guidance by seizing on DuPont's voluntary internal guideline of 1.0 ppb in drinking water. ORE points to this voluntary, internal DuPont community exposure guideline, which DuPont proposed in 1991, and leaps to the conclusion that any level above this presents a "substantial risk." ORE, however, appears to have misinterpreted DuPont's guideline.

The community exposure guideline is not a risk benchmark above which a risk exists. Rather, it is a demonstrably safe level that DuPont aspires to attain through engineering controls on releases. DuPont sets these guidelines very conservatively as part of DuPont's goal of minimizing the exposure to the community that surrounds a DuPont facility. It is incorrect to conclude that a level just above the guideline presents any risk to humans – much less the "substantial risk" necessary to trigger reporting requirements -- because DuPont set the community exposure guideline for PFOA at approximately 3000 times lower than the lowest "no effects" level that had been seen in any animal toxicity study as of 1991. Thus, ORE's contention that DuPont should have concluded that a "substantial risk" exists if residues in some of the drinking water samples exceeded the guideline by less than 3 ppb has no basis in science or fact.

In short, considering the concentrations at issue are well below the 150 ppb level set by the multi-agency panel of scientists and well within the safety margin incorporated into DuPont's voluntary guideline, there was -- and is -- no substantial risk information to report.

Count III

In Count III, ORE asserts jurisdiction that EPA does not possess under the Resource Conservation and Recovery Act ("RCRA") over supposed releases of PFOA from the Washington Works facility. Under RCRA, any permit issued after 1984 for a hazardous waste treatment, storage or disposal facility must require corrective action for releases of "hazardous waste or constituents" from any solid waste management unit ("SWMU") at that facility. EPA regulations specify what wastes are "hazardous wastes" and list all of the "hazardous constituents" in such wastes. PFOA, however, is not a hazardous waste and does not appear on EPA's list of hazardous constituents.

DuPont's corrective action permit was issued in 1989 and required DuPont to investigate and, potentially, remediate releases of "hazardous wastes" and "hazardous constituents" from six specified SWMUs at the facility. The permit specifically incorporates EPA's RCRA regulations by reference.

ORE does not – and could not – allege that PFOA is regulated as a "hazardous waste" under RCRA or that PFOA is among the "hazardous constituents" whose release can trigger EPA authority to order corrective action. As a matter of law, EPA has no jurisdiction under RCRA to order DuPont to evaluate releases of PFOA from the facility, or to require DuPont to provide information regarding PFOA. As a result, Count III fails to state any claim upon which EPA would be entitled to recover any penalty from DuPont.

Even if it is assumed for the sake of argument that DuPont had some obligation under RCRA to evaluate (or provide information about) compounds that are not hazardous wastes or hazardous constituents, DuPont reported the relevant toxicological information. In Count III of the Complaint, however, ORE seeks to redefine the word "toxicological," give it a new meaning found nowhere in a statute, regulation, or EPA guidance document, then punish DuPont for not complying back in 1997 with ORE's new 2004 definition of the word.

In 1992, as part of a DuPont report to the EPA Region III RCRA office filed pursuant to the 1989 RCRA permit, DuPont advised Region III that PFOA had been detected in groundwater near three solid waste management units at the Washington Works facility. Five years later,

EPA Region III responded, noting that there were no standards for PFOA in drinking water, and in a single sentence, requested: "Please provide known toxicological information."

DuPont responded promptly with what it understood Region III was requesting -- a summary of the results then available from the acute, chronic, developmental, and genetic toxicity studies that had been run on PFOA or its ammonium salt, as well as reporting on the toxicity to aquatic organisms from such toxicology studies. By its plain meaning, "toxicological information" is information on the toxicological properties of the chemical, based on toxicological studies that have been run. That is, it is information on the types of toxic effects that the chemical can cause and the doses at which the chemical can cause such effects. Such toxicological information is reviewed as a first, threshold step when setting an acceptable level in ground water. DuPont reasonably assumed that when Region III requested "toxicological" information, the word carried its ordinary meaning.

EPA Region III's conduct demonstrates that EPA concurred with DuPont's understanding of the phrase "toxicological information" and applied its plain meaning. For seven years, Region III never indicated that DuPont's submission of this toxicological information was insufficient, or that Region III had wanted additional information that extended beyond the plain meaning of the word "toxicological." Now, however, ORE is attempting to redefine the plain meaning of "toxicological" to include the result from the umbilical cord blood sample taken in 1981, which shows only the presence of PFOA; it does not show any toxic effect and was not part of any toxicology study. ORE's Complaint does not cite any prior communication suggesting that EPA Region III interpreted "toxicological information" to be anything other than what DuPont submitted. ORE, however, contends that it can apply its newly-devised 2004 definition retroactively to 1997 in order to penalize DuPont for not discussing the 1981 blood sample along with the discussion of toxicological effects. This sort of retroactive application of a new, totally unexpected and ad hoc redefinition of a common word in order to penalize a company is arbitrary and is offensive to standards of fundamental fairness.

STATEMENT OF FACTS REGARDING COUNT I

For more than 50 years, at DuPont's facility in Parkersburg, West Virginia known as "Washington Works," DuPont has used as a processing aid ammonium perfluorooctanoate ("APFO"), which is sometimes referred to as "C-8." When in contact with water, APFO disassociates to: (1) the perfluorooctanoic acid anion ("PFOA"); and (2) the ammonium cation. APFO and PFOA are two separate and distinct chemicals, and EPA treats them as such for regulatory purposes under TSCA. For example, each of the two chemicals has its own separate listing on the Chemical Substance Inventory that EPA maintains under TSCA § 8(b). APFO and PFOA are identified by different Chemical Abstract Service Registry Numbers, namely 3825-26-1 for APFO and 335-67-1 for PFOA. DuPont has never manufactured, processed, or distributed PFOA at the Washington Works facility. Rather, DuPont uses APFO there as a processing aid and to the extent that any residual chemical from the processing gets distributed, presumably it is APFO, not PFOA.[1] When analytical chemists test blood or environmental media for APFO, they generally estimate the level of APFO present by testing for the concentration of the anion, PFOA. Therefore, tests results may purport to measure levels of APFO, C-8 or PFOA in blood or water, but actually measure only PFOA.

1 DuPont now manufactures PFOA at a different facility, but did not start manufacturing and processing PFOA until sometime after March 6, 2001. Such manufacture is irrelevant to any issue raised by the Complaint, because ORE has acknowledged that as of March 6, 2001, EPA had received the information at issue in the Complaint and DuPont no longer had any reporting obligation.

The Single 1981 Blood Sample

In March 1981, the 3M Company ("3M"), which at the time manufactured APFO and was DuPont's supplier, notified DuPont (and EPA) that in preparation for a full-scale teratology study, 3M had run an oral rangefinder study in rats, designed to determine the maximum dosage rate that pregnant rat females could tolerate. During that rangefinder study, researchers observed what appeared to be treatment-related damage to the eye lenses of some rat pups.[2] Within a few months, however, the testing laboratory, 3M, and DuPont, as well as reviewers from the National Institute of Neurological Diseases and Blindness and the National Institutes of Health, all concluded that APFO did not cause this lens damage. Rather, they recognized that the damage to the pups' eye lens tissue occurred during the process of sectioning (cutting) the eye lens tissue for detailed observation. The EPA team of scientists studying APFO has concurred with these other researchers that the eye lens damage was caused by the tissue sectioning technique.[3] Subsequent studies that used proper sectioning techniques confirmed that APFO does not cause eye lens damage in fetal animals.

When DuPont first received word of the purported eye lens damage in 3M's preliminary study DuPont took a number of precautions to protect its workers pending further review and additional studies on APFO and PFOA.[4] As part of that assessment, DuPont conducted a

2 *See* Gortner, EG (1981) Oral Rangefinder Study of T-2998 CoC in Pregnant Rats. Riker Laboratories, Inc. Experiment No. 0680RR0018, February 1981.

3 *See*, EPA, Office of Pollution Prevention and Toxics Risk Assessment Division Revised Draft Hazard Assessment of Perfluorooctanoic Acid and Its Salts (November 4, 2002), page 61. *See also,* EPA Preliminary Risk Assessment of the Developmental Toxicity Associated with Exposure to Perfluorooctanoic Acid and its Salts (April 10, 2003), Page 28 ("... the fetal lens finding . . . was later determined to be an artifact of the free-hand sectioning technique and therefore was not considered to be treatment-related.")

4 DuPont's precautions were reported in the Wall Street Journal and New York Times.

voluntary blood testing program for employees at the plant site. In 1981, approximately 400 employees volunteered to have their blood tested for the presence of PFOA.

Among the 50 female employees who participated in the blood testing program in 1981 were eight women who worked or had worked in the fluoropolymer area at the plant and who either were pregnant or had given birth within the previous two years. It appears that a DuPont employee recorded the blood testing results and other information about these eight women on a single separate page. This 1981 one-page document also suggests that one of the women gave birth shortly after the initial blood tests and that blood taken from the umbilical cord was analyzed for PFOA concentration. The sample result suggested that PFOA might be present, although at a concentration level lower than the level in the mother's blood.

The Placental Transfer Study

In 1981, after receiving the results of the 3M study, DuPont scientists at the DuPont Haskell Laboratory for Toxicology and Industrial Medicine in Wilmington, Delaware began studies to assess whether PFOA could cause developmental toxicity. As part of this program, they conducted a study on radioactively-labeled PFOA that confirmed that PFOA would cross the rat placenta. DuPont scientists met with EPA scientists on March 12, 1982, and four days later a DuPont scientist wrote to one of the EPA scientists at the meeting, providing EPA with the results of the study confirming that PFOA transfers across the rat placenta.

The study showing that PFOA passes the placenta was unremarkable because, by 1981, developmental toxicologists were well aware that the placenta does not present a barrier to chemicals passing from the maternal blood to the fetus. The 1980 edition of Casarett and Doull's Toxicology states:

> [I]t is generally assumed that a placental barrier protects the embryo and/or fetus against most levels of chemical exposure. On the contrary, the placenta, which performs admirably in maintaining the growing embryo, does not selectively protect the intrauterine organism from harmful agents administered during pregnancy. <u>The placental barrier has been found to act like a sieve.</u> Except for compounds of large molecular weight, and those with strong electronegative or electropositive charges (heparin and most neuromuscular blocking agents), <u>almost all pharmacologic substances and other chemicals can and do pass from the maternal to fetal bloodstream.</u> Generally, substances with a molecular weight of less than 600 pass the placental barrier.

Casarett and Doull's Toxicology -- The Basic Science of Poisons, Second Edition, Macmillan Publishing Co., Inc., New York (1980), at page 160 (emphasis added). PFOA has no strong electronegative or electropositive charge, and its molecular weight is 414. Therefore, it is not among the few rare types of molecules that would not pass through the placenta and evidence that it crosses the placenta would not be new information.

<u>EPA's Reaction and Subsequent Studies</u>

Not surprisingly, EPA scientists also treated as unremarkable this DuPont study that simply confirmed that, like most chemicals, PFOA crosses the placenta. EPA did not mention this study in either its 103-page Revised Draft Hazard Assessment for Perfluorooctanic Acid and Its Salts, issued November 4, 2002, or in the EPA's 61-page Preliminary Risk Assessment of the Developmental Toxicity Associated with Exposure to Perfluorooctanic Acid and Its Salts, issued April 10, 2003. Nor is the DuPont placental transfer study cited anywhere among the over 200 papers that the EPA authors say that they reviewed in drafting these risk assessments.

During the 1980s, 3M, DuPont and EPA continued to study PFOA and to examine data to determine whether the chemical had any potential to cause birth defects. In 1981 and 1982, four full-scale teratology studies using proper tissue sectioning and analysis techniques confirmed that PFOA did not cause eye lens defects, and in fact found no evidence that PFOA created any teratogenic effects in rats or rabbits.[5] These studies, of course, all were run with the assumption that PFOA transfers from the mother animals to the developing young. These four studies also showed that prenatal exposure to PFOA causes no developmental effects, except at dose levels so high that some of the mother animals die from the exposure. Because they occur only at levels at which some of the mother animals are dying from the dose and others are showing serious effects, EPA scientists have questioned whether those "effects" have any significance. Preliminary Risk Assessment of the Developmental Toxicity Associated With Exposure to Perfluorooctanoic Acid and Its Salts, April 10, 2003, Pages 28-30.[6]

Developmental toxicologists' conclusion that the placenta is a "sieve" has never changed and in fact has been repeatedly re-affirmed. In 1996, two senior EPA toxicologists wrote:

> It is important to note that virtually any substance present in the maternal plasma is transported to some extent by the placenta. . . . Weak acids appear to be transferred rapidly across the placenta. . . . (Nau and Scott, 1986).

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[5] Gortner, EG. (1981) Oral teratology study of T-3141CoC in rats. Safety Evaluation Laboratory and Riker Laboratories, Inc. Experiment Number: 0681TR0110, December 1981; Gortner, EG. (1982) Oral teratology study of T-3141CoC in rabbits. Safety Evaluation Laboratory and Riker Laboratories, Inc. Experiment number: 0681TB0398, February 1982; Staples, RE; Burgess, BA; Kerns, WD. (1984) The embryo-fetal toxicity and teratogenic potential of ammonium perfluorooctanoate (APFO) in the rat. Fundam. Appl. Toxicol. 4:429-440 (two studies -- inhalation and oral dose administration)

[6] A 2004 paper co-authored by the Chief of the Developmental Biology Branch, Reproductive Toxicology Division, of EPA's National Health and Environmental Effects Research Laboratory, commenting on these four studies by Gortner and Staples, states: "neither laboratory reported any significant findings with administered doses up to 100-150 mg/kg/day for rats and 50 mg/kg/day for rabbits." Lau, C., Butenhoff, J.L., and Rogers, J.M. 2004, The developmental toxicity of perfluoroalkyl acids and their derivatives, Toxicology and Applied Pharmacology 198, 231-241, page 236.

Casarett and Doull's Toxicology, The Basic Science of Poisons, (1996) Fifth Edition, Chapter 10, page 314, by John M. Rogers, Ph.D., Chief, Developmental Biology Branch, Reproductive Toxicology Division, National Health and Environmental Effects Research Laboratory, US EPA, Research Triangle Park, North Carolina, and Robert J. Kavlock, Director, Reproductive Toxicology Division. In the same book, these two senior EPA developmental toxicologists also wrote that there is little difference between the rat and human placentas' permeability to chemicals:

> Although there are marked species differences in types of placentas, orientation of blood vessels, and numbers of exchanging layers, these differences do not seem to play a dominant role in the placental transfer of most chemicals.

Id.

In short, EPA knew before 1981 that the human placenta is "a sieve" that allows virtually any chemical to pass through it and that chemicals of PFOA's molecular weight cross the placenta with ease. Moreover, in 1982 EPA had scientific proof that PFOA crosses the rat placenta, due to DuPont's direct communication of its study results to the EPA scientists who were studying PFOA and, as two of EPA's most senior developmental toxicologists wrote eight years ago, EPA knew that there is little if any difference between the rodent and human placentas with respect to their permeability to chemicals.[7] Accordingly, ORE cannot reasonably claim that EPA did not know many years ago that PFOA would cross the human placenta.

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7 EPA's 1978 guidance on TSCA § 8(e) reporting states that information concerning possible human health effects "can be obtained either directly, by observation of their occurrence, or inferred from designed studies as discussed in Part VI." Part VI of the guidance document states that "designed, controlled studies" include "[i]n vitro experiments and tests" obviously referring to animal tests.

In 2000, during discovery in a civil suit, attorneys for DuPont collected the 1981 one-page document and produced it to plaintiffs' counsel, who submitted it to EPA on March 6, 2001. Like the 1982 DuPont study on transfer across the rat placenta, the 1981 blood sample result does not appear to have been deemed relevant by the EPA scientists who were actively investigating whether PFOA could cause a risk of developmental effects. As was the case with the 1982 DuPont study on PFOA transfer across the rat placenta, the 1981 blood sample is not mentioned anywhere in EPA's November 4, 2002, 103-page Revised Draft Hazard Assessment of Perfluorooctanoic Acid and Its Salts, which includes several pages of discussion on blood sampling results. Nor is the 1981 document cited among the more than 200 studies that the EPA authors list as references that they used in the preparation of the report. EPA's 61-page April 10, 2003 Preliminary Risk Assessment of the Developmental Toxicity Associated With Exposure to Perfluorooctanic Acid and Its Salts, which thoroughly discusses prenatal exposure, likewise does not cite or otherwise mention the information in the 1981 one-page document. Nor did the EPA authors include it in the list of 58 documents that the EPA staff considered during the risk assessment process. EPA's actions after receiving the 1981 one-page document confirm that a single observation of trans-placental transfer did not suggest any risk to health, but rather was only indicative of exposure.

<u>Absence of Risk to Health</u>

There is another, even more compelling reason that the umbilical cord blood sample result did not trigger reporting requirements under TSCA § 8(e). TSCA § 8(e) reporting requirements are triggered only when the information in question reasonably supports the conclusion that the chemical presents a substantial risk of injury. Data showing exposure alone are not enough to support a conclusion that a risk exists. In 1981, even though it could be assumed that PFOA could cross the human placenta, there was no valid evidence that PFOA could cause any developmental effects. Between 1981 and 1982, four full-scale developmental toxicity studies showed that even extraordinarily high doses of PFOA -- so high that the test animal mothers were dying or seriously affected – produced no developmental effect. Without evidence that PFOA could produce injury, the umbilical cord blood sample could only suggest exposure, not risk.

STATEMENT OF FACTS REGARDING COUNT II

DuPont's Washington Works facility is located on the south bank of the Ohio River, meaning that the river is the north boundary of the facility. In the 1980s, the Lubeck Public Service District ("LPSD") owned property adjacent to and southwest of the facility, with five water wells. In 1986 and 1987, LPSD approached DuPont regarding purchase of the property and wells and in 1988, DuPont agreed to purchase the property and wells, though the sale did not become final until 1990. LPSD needed additional water capacity and wanted to relocate its water supply wells to a site about two to three miles west of the location. LPSD continued to use the wells to provide water to customers at least until December 1990. LPSD maintained control of the old wells until April 1992, when LPSD turned control over to DuPont. DuPont has operated the purchased wells since then, using the water at the plant. Little Hocking, Ohio is on the north bank of the Ohio River, across the river and to the west of the Washington Works facility.

In the 1980s, DuPont occasionally conducted voluntary sampling of water in and around the Washington Works facility, including sampling of private drinking water wells and public water supplies. Among the areas sampled were sites thought to be served by LPSD and by the Little Hocking Water Association. Between 1984 and 1991, DuPont measured PFOA in public drinking water samples at levels ranging from non-detectable to 3.9 ppb.

DuPont did not report the detection of these trace levels of PFOA to EPA under TSCA § 8(e) because at these extremely low levels of concentration, based on studies performed to date, PFOA poses no risk of adverse effects, let alone the "substantial" risk that would be necessary to trigger reporting obligations under TSCA § 8(e).

DuPont's conclusion that these low levels posed no risk was confirmed in 2002 by a panel of scientific experts, that included EPA representatives. This panel, which was convened for the specific purpose of determining a safe level for PFOA in the drinking water serving the area around the Washington Works facility, concluded in its final report that if persons in the area of the Washington Works facility were exposed *for their entire lifetime* to 150 ppb PFOA in drinking water, "no risk of deleterious effects is expected."

The panel was convened on November 15, 2001 pursuant to a voluntary consent order between DuPont, the Division of Water Resources and Division of Air Quality of the West Virginia Department of Environmental Protection ("WVDEP") and the West Virginia Department of Health and Human Resources, Bureau for Public Health ("WVDHHR-BPH"). The consent order recognizes that APFO is an unregulated chemical that DuPont detected in varying concentrations in locations around the Washington Works facility, including private drinking water wells and public water supplies. Accordingly, the parties to the consent order agreed to establish a C8 Assessment of Toxicity Team ("CAT Team"), consisting of representatives of WVDEP, WVDHHR-BPH, DuPont, EPA Headquarters, EPA's Office of Research and Development, EPA Region III, the National Institute for Chemical Studies ("NICS") and the Agency for Toxic Substances and Disease Registry ("ATSDR"). NICS subcontracted certain work on human toxicology to the Toxicology Excellence for Risk Assessment ("TERA"), a Cincinnati-based non-profit organization dedicated to protecting public health by applying toxicological data to the risk assessment process and developing and communicating risk assessment values.

CAT Team Report

As set forth in the CAT Team's final report (August 2002), the CAT Team was charged with setting "risk-based human health protective screening levels" for APFO (C-8). The CAT Team utilized a team of ten scientific experts, including:

EPA

John Cicmanec, D.V.M., M.S., USEPA Office of Research and Development

Samuel Rotenburg, Ph.D., USEPA Region III

Jennifer Seed, Ph.D., USEPA Headquarters, Risk Assessment Division, Office of Pollution Prevention and Toxics

TERA

Michael Dourson, Ph.D.

Joan Dollarhide, MS, MTSC, JD

Andrew Maier, Ph.D., CIH

Dan Briggs, Ph.D., D.A.B.T.

Agency for Toxic Substances and Disease Registry

John Wheeler, Ph.D.

DuPont

Gerald Kennedy

John Whysner, M.D., Ph.D., D.AB.T. (consultant)

Guests

John Butenhoff, Ph.D., 3M (study scientist)

Jim Sferra, M.S., Ohio Environmental Protection Agency (observer)[8]

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8 Mr. Sferra was invited to observe and participate in discussions under a Memorandum of Understanding ("MOU") among the WVDEP, WVDHHR, DuPont, and the Ohio EPA, which the parties entered into in recognition of the fact that C-8 had been detected in Little Hocking, Ohio drinking water supplies.

As stated in the final report, Karen Johnson, Janet Sharke, Garth Connor, Roger Reinhart and Mary Dominiak of EPA, James Becker, M.D. and Tracy Smith, M.S. of Marshall University, and the National Institute for Chemical Studies also provided the CAT Team with additional support.

The CAT Team began work in January 2002 and by May 2002 had completed review of the toxicology data. The scientists on the CAT Team met for approximately 18 hours on May 6 and 7, 2002 to develop, among other things: (1) an oral provisional reference dose ("pRfD"), which is the daily dose of a chemical that is not expected to cause any adverse effect; and (2) a "screening level," which is defined as the level at which exposure is equal to or less than the pRfD, and therefore, the level at which "no risk of deleterious effects is expected" if exposure lasts a lifetime.

The CAT Team calculated the PFOA screening level using the standard methodology employed by U.S. EPA, as set forth in "Risk Assessment Guidance for Superfund" and as further explained by EPA Regions III and IX risk-based concentration guidance. Where there was any conflict between the guidance offered by Region III and Region IX, the CAT Team followed the Region IX guidance "because it is more conservative, *i.e.*, more health protective."

The meeting minutes were reviewed and approved by the panel of 10 scientists. Nine of the 10 scientists were present when the panel voted unanimously to accept as the pRfD 0.004 mg/kg/day, which, using Region IX's risk assessment equations, the CAT Team translated to 150 ppb as the screening level for C8 (PFOA) in drinking water.[9] Thus, the panel concluded

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[9] Dr. Seed was not present during that part of the meeting.

in its final report that with a lifetime of exposure to 150 ppb PFOA in drinking water the panel would expect "no risk of deleterious effects."

DuPont's conclusion that 0.8 to 3.9 ppb PFOA in drinking water posed no discernable risk also has been confirmed by EPA Regions III and V. On March 7, 2002, those EPA regional offices entered into a consent order with DuPont under the Safe Drinking Water Act ("SDWA"). This order notes that C-8 ("PFOA") has been detected in the underground source of drinking water used to supply Lubeck and Little Hocking. The order notes that DuPont, the WVDEP and WVDHHR had entered into the November 15, 2001 consent order setting up the CAT Team (discussed above) and that DuPont and EPA agree on a temporary screening level of 14 ppb, while the CAT Team was developing the more permanent screening level.[10] Under the order approved by these two regional offices, DuPont would not be obligated to act to provide alternative drinking water to the public in the Lubeck or Little Hocking areas unless the concentration in public drinking water exceeded 14 ppb. Thus, two EPA regional offices, in setting a very conservative interim level, accepted that 14 ppb PFOA in drinking water posed no substantial risk.

In the SDWA consent order, EPA Regions III and V agreed to accept as the new screening level whatever level was set by the CAT Team. Therefore, for the past two years, since August 2002 when the CAT Team set the screening level of 150 ppb, EPA Region III and EPA Region V have expressly accepted that concentrations below 150 ppb pose no risk to public

[10] At the time EPA Regions III and V set this conservative 14 ppb interim standard, EPA had been aware, for more than a year, of DuPont's 1.0 ppb community exposure guideline for PFOA in drinking water ("CEGw").

health that requires any action to reduce exposure. Most recently, in a December 23, 2003 letter, EPA Region III reaffirmed:

> In evaluating impacts concerning C8 from the DuPont Washington Works, the Region is using the concentrations established by the [CAT Team] at this time.

Thus, these two regional offices have flatly contradicted ORE's claim of a "substantial risk" from exposure to more than 1 but less than 4 ppb.

The 150 ppb safe PFOA level set under the SDWA consent order describes an appropriate threshold for TSCA § 8(e) reporting. Indeed, in the Comment and Response Document for Revised Policy Statement of Section 8(e) of TSCA, the OPPT notes that benchmarks established under such programs may be used in the Section 8(e) decision-making process.

DuPont Community Exposure Guideline

In its Complaint, ORE ignores the sound, scientifically-based conclusions of the scientific panel and of EPA Regions III and V that levels up to 150 ppb pose no risk. ORE claims that DuPont should have used as the trigger for "substantial risk" information reporting DuPont's own provisional 1.0 ppb community exposure guideline ("CEGw") for PFOA in water, which DuPont voluntarily set in 1991. ORE, however, appears to have been unaware that DuPont's provisional 1991 guideline incorporates an approximately 3,000-fold safety factor and is not any sort of a risk benchmark, but rather simply an extremely protective goal that assumes 24-hour-a-day exposure through air and water *over a person's entire lifetime* and which DuPont attempts to attain through engineering controls on releases. Temporary levels of exposure that are slightly above this extremely protective guideline, such as the levels mentioned in the Complaint, cannot reasonably be considered to pose a substantial risk.

In 1979, before DuPont set a CEGw for PFOA, DuPont set an acceptable exposure level ("AEL") to PFOA for its employees at the Washington Works Facility. To set that acceptable level, DuPont first reviewed the available toxicity studies on animals and selected the study that had the lowest "no observed effect level" ("NOEL"), *i.e.*, the lowest dose in any study at which researchers saw no adverse effect on the test animals. To this NOEL, or safe level, DuPont then applied a 100-fold safety factor, setting the acceptable "dose" for company employees at 100 times below this lowest dose where there were no observed effects in animals. Thus, there is at least a 100-fold margin of safety built into the AEL.[11]

To calculate a community exposure guideline for PFOA, DuPont took the AEL with its 100-fold safety factor, and applied an additional safety factor of approximately 30-fold. In other words, with this additional 30-fold safety factor, DuPont had set an acceptable daily exposure of one three-thousandth (one-thirtieth of one-hundredth) of the lowest NOEL, which worked out to an acceptable community exposure of 6.0 micrograms of PFOA per day. Using standard, health-protective EPA assumptions regarding exposure, DuPont set the drinking water portion of the community exposure guideline ("CEGw") at 1.0 ppb of PFOA.[12]

In short, the 1.0 ppb CEGw for PFOA in drinking water incorporates an approximately 3000-fold margin of safety.[13] Thus, ORE's contention that residues of PFOA in water that are

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[11] In 1986, the American Conference of Governmental Industrial Hygienists ("ACGIH") set the Threshold Limit Value-Time Weighted Average ("TLV-TWA") for workers exposed to APFO at a level ten times higher than DuPont's AEL. In other words, DuPont's AEL was ten times more protective than the initial ACGIH standard. A few years later, ACGIH adopted a lower TLV-TWA that matched DuPont's AEL.

[12] In June 1991, DuPont's AEL Committee, which also sets CEGs, proposed a provisional 1.0 ppb CEGw. DuPont did not adopt the provisional CEGw for PFOA as final until February 7, 1992.

[13] In fact, DuPont's 100X margin of safety for the AEL and the additional 30X margin of safety for the community exposure guideline are even more conservative than they seem, because the study that DuPont used was

(footnote continued on next page)

less than 3.0 ppb above the DuPont 1.0 ppb guideline (3.9 ppb is the highest level mentioned in ORE's Complaint) somehow would present a "substantial risk" has no basis in science or fact, because the DuPont guideline was set 3000 times below the lowest no observed effect level in any animal study available at that time.

Notice to EPA of PFOA in Drinking Water

TSCA § 8(e) requires reporting only if there is information that reasonably supports a conclusion of substantial risk and even then only if EPA has not been adequately apprised of the information. As discussed above, the presence of a few ppb of PFOA in drinking water does not present a risk. In addition, even prior to 1991, EPA already was adequately apprised that there were ppb levels of PFOA in the public drinking water. In DuPont's February 9, 1990 Verification Investigation plan for the Washington Works hazardous waste disposal facility, DuPont told the Agency:

> The Lubeck public supply wells have detectable levels (ppb) of ammonium perfluorooctanoate (also called C-8). Washington Works is in the process of purchasing these wells from Lubeck Water supply.

Verification Investigation Plan, Page 18.[14] This statement put EPA clearly on notice that: (1) there were ppb levels of PFOA in Lubeck's public drinking water supply wells; and, (2) DuPont had not yet purchased the wells from Lubeck, meaning that the public would

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(footnote continued from previous page)

a study of liver toxicity in animals. As EPA scientists have noted, a toxicological mode of action by which it is believed PFOA produces liver toxicity in animals at low doses – inducing peroxisome proliferation -- does not occur in humans.

14 DuPont already had told the LPSD about the presence of ppb levels or PFOA in the drinking water. On June 13, 1989, DuPont wrote to the manager of the LPSD, noting that DuPont had tested LPSD water taps from 1984 to 1988 and found PFOA in concentrations from 1.0 to 2.2 ppb.

continue to be exposed. DuPont's plan gave no timetable for when purchase of the wells would be completed.

Having been put on notice of the presence of ppb levels in public drinking water supply wells, EPA did not respond. ORE's Complaint does not explain why, if ppb levels of PFOA in drinking water should have been seen to present a "substantial risk" as ORE claims, EPA did absolutely nothing when told that such levels of PFOA were present in "public supply wells." The answer, it seems, is obvious: like DuPont, EPA reasonably concluded that there was no risk to human health or the environment.

On other occasions, DuPont also reported to EPA the release of PFOA into the Ohio River and the presence of PFOA in aquifers underneath a hazardous waste disposal unit at the facility. In short, ORE cannot contend that EPA was never told about the release of PFOA to environmental media, including surface water, groundwater and drinking water, around the Washington Works facility.

<u>TSCA § 8(e) Compliance Audit Program</u>

ORE's position regarding Count II also is directly contrary to EPA's prior commitment that it would not bring an enforcement action against DuPont arising out of this water sampling data.

TSCA § 8(e) became effective in 1977, but TSCA does not provide EPA with authority to issue regulations to more clearly define terms and set reporting standards. In 1978 EPA issued interpretive guidance on § 8(e) reporting, but EPA did not set very clearly defined standards. As a result, each company was required to exercise individual subjective judgment to determine what information must be reported. In the late 1980s, it became obvious that there were differing interpretations of § 8(e) reporting requirements. In consultation with the American Chemistry Council,[15] which was concerned about the potential for arbitrary enforcement actions using ad hoc standards, EPA developed a one-time voluntary TSCA § 8(e) "Compliance Audit Program" ("CAP") and the text of a CAP Agreement. On February 1, 1991, EPA announced the availability of the CAP. Any company that signed the CAP Agreement could audit its files for reportable information, including both toxicity studies and information on releases into environmental media, report any information that EPA might possibly consider reportable, and limit the company's liability for such "overdue" reports to $1,000,000.

Later in 1991, EPA announced modifications to the CAP and republished the terms of the CAP Agreement. EPA made these revisions because:

> EPA recognizes that proper application of § 8(e) requires the exercise of scientific judgment. EPA is not interested in creating an atmosphere in which companies view a "data dump" strategy as the best course of action for meeting their obligations.

EPA obviously wanted to avoid receiving more data than the agency could process.

DuPont and EPA executed the revised CAP Agreement, registering DuPont into the CAP, in 1991. DuPont then began auditing its records for, among other data, any potentially reportable data on chemical residues found in groundwater and drinking water.

On September 30, 1991, however, EPA extended indefinitely the § 8(e) CAP reporting deadline for information on the release of chemicals to and the detection of chemicals in environmental media, instructing companies that such information need not be reported until after EPA published its final refined guidance on reporting for such information. This began a period in which EPA and the CAP participants envisioned a second phase ("Phase II") for

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[15] Known at that time as the Chemical Manufacturers Association, ACC is a trade association representing chemical manufacturers and importers.

reporting chemical releases into the environment would be necessary to complete the CAP. Phase II would be triggered by publication of that revised guidance.

However, EPA's process for issuing revised guidance on reporting standards for detection of chemicals in environmental media went more slowly than EPA expected. In 1993, in a Notice of Clarification and Solicitation of Public Comment, EPA continued the indefinite extension of Phase II and proposed changes to the Agency's guidance. Then, in 1995, EPA issued a revised draft of the proposed guidance.

Based on comments to the 1993 proposed guidance and the 1995 proposed guidance, EPA determined that any final guidance would likely be significantly different from previous guidance and should therefore be applied prospectively. Since the CAP was a retrospective exercise, EPA terminated the CAP on May 15, 1996, without ever implementing Phase II.

In a letter to DuPont dated May 15, 1996 about these actions, EPA stated,

> EPA has decided that it is reasonable and equitable to enforce the final revised reporting guidance on a prospective basis only. Therefore, information on the release of chemical substances to and detection of chemical substances in environmental media . . . that predate[s] the effective date of the guidance will not be the subject of an EPA TSCA Section 8(e) enforcement action.

To effectuate the change to the CAP Agreement, EPA enclosed with the May 15, 1996 letter a Revised Addendum to the TSCA § 8(e) CAP Agreement. This Revised Addendum states,

> The Regulatee, therefore, is no longer required to conduct a file search for this information . . . Information on the release of chemical substances to and detection of chemical substances in environmental media . . . that predates the effective date of the final revised guidance will not be the subject of an EPA TSCA Section 8(e) penalty enforcement action.

In 1996, EPA and DuPont signed the Revised Addendum containing this language. EPA reached final settlements with CAP participants, and announced those settlements on October 15, 1996.

In short, in 1996, at EPA's request, DuPont agreed to cease auditing and enter into a Consent Agreement and Consent Order with EPA that brought the CAP to a close. In return, EPA agreed to issue new § 8(e) guidance on releases and detection in environmental media, and pledged that any information on detection of chemical substances in environmental media, such as groundwater or drinking water, that DuPont received prior to the effective date of EPA's new guidance "will not be the subject of an EPA TSCA § 8(e) penalty enforcement action."

The 1996 Consent Agreement specified that DuPont was "no longer required to conduct a file search for information on the release of chemical substances to and detection of chemical substances in environmental media," and that the Revised Addendum was "incorporated [t]herein by reference." Thus, the Consent Agreement contains the statement in the Revised Addendum that "Information on the release of chemical substances to and detection of chemical substances in environmental media . . . that predates the effective date of the final revised guidance will not be the subject of an EPA TSCA Section 8(e) penalty enforcement action." EPA then adopted as an EPA Finding of Fact in the matter that DuPont was "no longer required to conduct a file search for information on the release of chemical substances to and detection of chemical substances in environmental media . . . and that a second Final Report is no longer necessary."

EPA entered into and consented to the terms of the CAP Agreement and the Consent Order. By their terms, the Consent Agreement and Consent Order were a "complete settlement of all administrative claims and civil causes of action alleged in the Complaint." EPA also agreed that "The provisions of this Consent Agreement and Order shall apply to and be binding on the Parties . . . upon execution of the Consent Order by the Environmental Appeals Board or its delegate." The Consent Order was to have the same force and effect as a final order as defined in 40 C.F.R. § 22.03.

EPA did not publish final guidance on § 8(e) reporting of releases into environmental media until June 3, 2003. In the preamble to the 2003 final policy, EPA stated that, because of the number of changes made to the proposed guidance in the 1995 Federal Register notice and the fact that it represented a significant change from the original guidance suspended in 1991, the revised guidance should only be applied prospectively.

All of the data at issue in Count II was generated before the effective date of the new guidance, and before the close of the CAP. EPA received the data more than 2 years before EPA issued final guidance. Thus, under the CAP Agreement, Consent Order and Revised Addendum, EPA agreed that it would not bring a TSCA § 8(e) enforcement action arising out of the water sampling data at issue in Count II.

STATEMENT OF FACTS REGARDING COUNT III

At the Washington Works facility, DuPont maintains fourteen Solid Waste Management Units ("SWMUs"). In December 1989, EPA issued a permit under RCRA which, among other things, required DuPont to submit to EPA a Verification Investigation ("VI") Work Plan for six SWMUs and, upon EPA approval of the Work Plan, to conduct the VI and submit a VI Report. The permit expressly references RCRA § 3004(u) as requiring "corrective action for all release of hazardous waste or hazardous constituents from any solid waste management unit . . . ." The permit incorporates by reference EPA's regulations, directs DuPont to design a VI Work Plan to investigate the release of *hazardous waste* or *hazardous constituents* from six of the fourteen SWMUs and from any other SWMU that DuPont knew or suspected might be releasing hazardous waste or hazardous constituents.[16] "The VI plan must be capable of enabling DuPont to determine if a release of hazardous waste or hazardous constituents has occurred or is likely to

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16 The permit lists dozens of hazardous constituents. PFOA is not among those listed.

occur from these units." The permit specifies in Attachment I dozens of hazardous constituents to be investigated in soil and groundwater at the facility: "The VI Sampling Plan shall provide for the analyses identified in Attachment I and any other hazardous constituent that is known or suspected to have been released from the unit." The permit thus repeatedly limits the VI investigation to "hazardous constituents." The permit does not describe PFOA as a hazardous waste or a hazardous constituent. Nowhere in EPA's hazardous waste regulations is PFOA identified as either.

On February 9, 1990, DuPont submitted the draft VI Work Plan. DuPont indicated in the draft VI Work Plan that the company would sample groundwater associated with several SWMUs for two surfactants that it purchased from third-party vendors -- C-8 and TRITON® -- but DuPont did not say or suggest that either product was a "hazardous constituent" or that the plan to analyze some groundwater samples was anything other than voluntary.

On April 3, 1992, DuPont submitted to EPA Region III's RCRA office a VI report on the SWMUs at the Washington Works facility. Section 7.2 of the report notes that C-8 and TRITON®, are present on-site, are not listed in Appendix IX to EPA's regulations regarding standards for hazardous waste facilities (40 C.F.R. § 264), and that neither chemical had a Proposed Action Level ("PAL") or Maximum Contaminant Level ("MCL") assigned by EPA. The draft Work Plan included an "EPA Constituent List" that did not include C-8 or PFOA.

By letter dated September 25, 1990, EPA Region III advised DuPont of certain deficiencies in the Draft Work Plan, without discussing DuPont's proposal to sample for C-8 at some locations. On December 14, 1990, DuPont submitted a revised Work Plan in which DuPont repeated its plan to analyze groundwater under two of the SWMUs for "the parameters listed in Table 18 [the "EPA Constituent List"] plus . . . C-8 [and] TRITON®." On

September 30, 1991, EPA Region III conditionally approved the VI Work Plan, again without suggesting that C-8 (PFOA) should be deemed a "hazardous constituent."

When DuPont submitted the VI report in 1992, EPA had recently explained in a proposed (but never adopted) action to expand its corrective action regulations: "The term 'hazardous constituent' used in section 3004(u) means those constituents found in Appendix VIII to 40 C.F.R. Part 261." 55 Fed. Reg. 30,798, 30,809 (July 27, 1990). Appendix IX to Part 264, to which DuPont's VI Report referred, is a list of selected constituents for which the owner or operator of a hazardous waste management facility must be required to monitor groundwater quality and, potentially, to take corrective actions, together with suggested analytical methods for analyzing groundwater for each of the listed hazardous constituents. *See* 40 C.F.R. 264.98, 99, 100. As EPA has explained, Appendix IX "generally constitutes a subset of Appendix VIII constituents particularly suitable for groundwater analyses," plus some other constituents commonly analyzed as part of EPA's broader authority to clean up "hazardous substances" under its Superfund program. 55 Fed. Reg. at 30,809. As DuPont correctly noted in the VI Report, Appendix IX to Part 264 does not include PFOA (nor provide a method of testingfor PFOA).

In short, EPA's corrective action regulations, which were incorporated by reference in DuPont's Corrective Action Permit, are essentially unchanged since DuPont performed the Verification Investigation. They do not recognize PFOA as a "hazardous constituent" for which even monitoring was required at a permitted facility in 1992, much less do they suggest that releases of this non-hazardous constituent could trigger a requirement for corrective action under RCRA §§ 3004(u) or (v).

Five years after DuPont submitted the VI Report, on May 13, 1997, Region III responded with a Notice of Deficiency regarding the report. In response to DuPont's report regarding C-8, Region III states only:

> Section 7.2 discusses that C-8 and TRITON®, found in wells at the Riverbank Landfill, the Anaerobic Digestion Ponds, and the Burning Grounds, are not 40 CFR 264, Appendix IX constituents and PALs or MCLs assigned to them [sic]. Please provide known toxicological information.

On June 6, 1997, DuPont responded, submitting a seven-page discussion of the toxicological effects that had been found for PFOA in various toxicological tests. DuPont submitted the results of 22 studies: (1) acute toxicity tests to fish and algae; (2) a carcinogenicity study; (3) eye irritation studies in rabbits and rats; (4) a dermal toxicity study; (5) a skin irritation study; (6) a skin absorption toxicity study; (7) a respiratory system irritation study; (8) 4-hour and 1-hour inhalation toxicity studies; (9) a sub-chronic inhalation toxicity study; (10) acute oral, intragastric dosing, and repeated oral dosing toxicity studies; (11) a 28-day feeding toxicity study; (12) developmental toxicity studies in rats and rabbits; (13) genetic toxicity assays; and (14) a study on occupational exposure.

For seven years thereafter, Region III never indicated that the Region considered any other type of study to be "toxicological" information that DuPont was required to submit. Region III certainly had access to published studies and additional information in EPA's files collected in the 1980s during EPA's review of APFO at that time.

ORE now claims that EPA was authorized to require DuPont to submit "toxicological information" about PFOA under the terms of DuPont's corrective action permit and that EPA in fact did so in its request. The corrective action permit, however, did not purport to require DuPont to assess releases from any SWMU of substances that were neither hazardous wastes nor hazardous constituents. By its terms the permit required investigation and potential remediation only of "hazardous wastes" and "hazardous constituents." Nor could the corrective action permit have lawfully done otherwise under RCRA §§ 3004(u) and (v).

PFOA does not exhibit any of the "hazardous characteristics" (ignitability, corrosivity, reactivity, toxicity) that would render it a "hazardous waste." *See* 40 C.F.R. 261.20-.24. It does not appear in 40 C.F.R. Part 261, Appendix VIII: "Hazardous Constituents" and EPA has conceded that substances that do not appear in Part 261, Appendix VIII are not "hazardous constituents." ORE thus cannot show that PFOA is regulated as a "hazardous waste" under RCRA or is among the "hazardous constituents" whose release can trigger mandatory corrective action under RCRA and EPA's implementing regulations, even though such proof is an essential element of ORE's claim for a civil penalty under Count III. Because ORE cannot show that PFOA is a hazardous waste or a hazardous constituent, EPA does not have jurisdiction under RCRA to require DuPont to evaluate releases of PFOA in the environment at the facility, nor to provide information to EPA about PFOA. Therefore, EPA is without authority to penalize DuPont under RCRA for alleged deficiencies in DuPont's voluntary response to an EPA request for information about PFOA's toxicology. As a result, ORE's Count III fails to state a claim upon which EPA is entitled to recover any penalty from DuPont.

Even assuming *arguendo* that DuPont had some obligation under RCRA to evaluate (or provide information about) compounds that are not hazardous wastes or hazardous constituents for purposes of potential corrective action, ORE incorrectly contends in the Complaint that the result of the umbilical blood sample discussed above is "toxicological" information, even though it shows no toxicological effect and was not derived from any toxicological study. Under any fair interpretation of the term "toxicological," however, the blood sample is not toxicological information. In fact, standard texts define "toxicology" to mean "the science that concerns itself with the adverse effects of chemical or physical agents on living organisms."[17]

Nor is the sample, as ORE suggests, "relevant" to the conditions of DuPont's hazardous waste treatment permit. None of the studies run to date has shown any adverse effect from pre-natal exposure.

ANSWER TO SPECIFIC ALLEGATIONS

DuPont's responses to the allegations in the Complaint appear below. The paragraphs below are numbered to correspond to the numbered paragraphs in the Complaint.

Response to General Allegations Relating to Counts I and II

1. DuPont admits that the company has owned and operated a facility known as "Washington Works" located at Route 892 South DuPont Road, Washington, West Virginia 26181 in Wood County, at all times relevant to the Complaint.

2. DuPont admits that the company manufactures, processes, or distributes in commerce a chemical substance or mixture as those terms are defined in TSCA § 3, 15 U.S.C. § 2602 and TSCA § 8(f), 15 U.S.C. § 2607(f).

3. Paragraph 3 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

4. DuPont admits that the company currently manufactures and processes PFOA (Octanoic acid, pentadecafluoro-Chemical Abstracts Service Registry Number (CAS No.) 335-67-1). DuPont denies that at any time material to this Complaint it was a manufacturer, processor or distributor of PFOA (Octanic acid, pentadecafluoro – Chemical Abstracts Service

[17] Encyclopedia of Toxicology 338 (1998).

Registry Number (CAS No.) 335-67-1). Some DuPont personnel may have referred to PFOA as "C-8," but DuPont uses the term "C-8" to refer to APFO, referring to the chain of eight carbons in APFO's molecular structure. FC-143 is the tradename of the APFO marketed by 3M. FC-143 is not another name for PFOA. As explained above, when testing for the presence of FC-143 in blood or water, analytical chemists test for the presence of PFOA. DuPont denies the remaining allegations of Paragraph 4.

5. DuPont notes that EPA has published two documents regarding the Agency's assessment of potential risks of PFOA, "Revised Draft Hazard Assessment of Perfluorooctanoic Acid and Its Salts (November 4, 2002) and Preliminary Risk Assessment of the Developmental Toxicity Associated With Exposure to Perfluorooctanic Acid and Its Salts" (April 10, 2003). Those documents speak for themselves. To the extent that paragraph 5 contradicts or is not in accordance with those documents, it is denied. DuPont lacks adequate knowledge to determine the truth or falsity of ORE's allegations that APFO is the most widely used salt of PFOA and that most animal toxicity studies have been conducted with APFO. Hence, those allegations are deemed denied.

6. DuPont denies that PFOA is a perfluorinated detergent/surfactant. PFOA is primarily used as a chemical intermediate to make the salts and esters of the acid. DuPont admits that the 3M Company manufactured APFO and sold it to DuPont beginning in 1951, but DuPont denies that the purpose was to make PFOA solution. DuPont notes that in May 2000, 3M announced that it was discontinuing its perfluorinated chemistries. DuPont denies that it manufactured, processed or distributed PFOA at any time relevant to this Complaint. DuPont began manufacture and processing of PFOA in 2002.

7. DuPont denies that the company has manufactured, processed or distributed PFOA at its Washington Works Facility outside Parkersburg, West Virginia.

8. DuPont admits that the company's Washington Works facility has released PFOA into the air, treated waste containing PFOA in anaerobic digestion ponds, disposed of waste containing PFOA into landfills and discharged PFOA into the Ohio River.

9. DuPont admits that at high enough doses and durations of exposure, PFOA has been shown to produce liver toxicity in some test animals, and that at lower doses can produce such toxicity through a process known as induction of peroxisome proliferation. Humans, however, are not susceptible to peroxisome proliferation.

10. The Complaint does not define the term "biopersistent." Based on DuPont's understanding of the term, DuPont admits that PFOA is biopersistent in animals and humans. DuPont further notes that studies have reached different conclusions regarding the persistence of PFOA.

11. The Complaint does not define "bioaccumulative." Based on DuPont's understanding of the term, DuPont denies that PFOA is bioaccumulative in humans.

12. DuPont denies that PFOA is associated with developmental effects in animals.

13. DuPont notes that PFOA has been reported to have been found in the blood of the general population. DuPont, however, lacks adequate information to determine the truth or falsity of the allegations of paragraph 13. Hence, they are deemed denied.

14. DuPont admits that, based on current knowledge, PFOA is not naturally occurring, that all PFOA present in human blood is attributable in some sense to human activity and that PFOA is produced synthetically. DuPont denies the remaining allegations of paragraph 14.

15. DuPont admits that the company has studied PFOA in animals. DuPont further states that there are differences in the elimination rates of PFOA in rats between the genders.

16. DuPont admits that there are differences in the half-life of PFOA in rats and the half-life of PFOA in humans. DuPont admits that there are differences among species in the kinetics of PFOA. DuPont denies the remaining allegations of paragraph 16.

17. DuPont admits that in September 2002, the Director of the Office of Pollution Prevention and Toxics ("OPPT") initiated a priority review of PFOA and that EPA published a Federal Register Notice, 68 Fed. Reg. 18,626 (April 16, 2002), as part of its effort to collect additional information. DuPont lacks sufficient knowledge of the Agency's motivations to admit or deny the Agency's interests. The third sentence of paragraph 17 of the Complaint is too vague to permit a response and therefore is denied. DuPont admits that EPA's preliminary assessment, released April 10, 2003, indicates potential exposure of the U.S. general population to PFOA at very low levels and that this risk assessment also reflects that EPA believes that there is considerable scientific uncertainty regarding the potential risks. DuPont denies the remaining allegations of paragraph 17.

18. Paragraph 18 states a conclusion of law that requires no answer. To the extent it might be deemed to allege facts, those allegations are denied.

19. Paragraph 19 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

20. Paragraph 20 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

Response to General Allegations for Count III

21. DuPont admits that the company is a corporation incorporated in the State of Delaware and that at all relevant times, DuPont was a corporation organized under the laws of the State of Delaware. The remaining allegations of paragraph 21 are conclusions of law that require no response. To the extent they are deemed to allege facts, those allegations are denied.

22. DuPont admits that the company owns and operates the Washington Works facility located at Route 892 South DuPont Road, Washington, Wood County, West Virginia, 26181.

23. Paragraph 23 states a conclusion of law that requires no answer. To the extent that it is deemed to allege facts, those allegations are denied.

24. Paragraph 24 states a conclusion of law that requires no answer. To the extent that it is deemed to allege facts, those allegations are denied.

25. Paragraph 25 states a conclusion of law that requires no answer. To the extent that it is deemed to allege facts, those allegations are denied.

26. Paragraph 26 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

27. DuPont states that on or about January 5, 1987, West Virginia Department of Natural Resources, Division of Waste Management issued to DuPont a RCRA permit for the treatment, storage, or disposal of hazardous waste at DuPont's Washington Works Facility.

28. DuPont admits that in March of 1985, EPA requested that DuPont provide information on Solid Waste Management Units (SWMUs) at the Washington Works facility.

29. DuPont admits that on December 13, 1989, EPA issued to DuPont the corrective action portion of DuPont's permit for the Washington Works facility.

30. DuPont admits that on December 16, 1999, EPA extended the term of the corrective action portion of DuPont's RCRA permit for the Washington Works Facility until the effective date of a new corrective action permit for the Washington Works Facility.

31. Paragraph 31 states a legal conclusion that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

Response to Count I

32. DuPont incorporates its responses to paragraphs 1 through 20 of the Complaint.

33. DuPont denies the allegations of paragraph 33. On or about March 20, 1981, 3M Company, who at that time was DuPont's supplier of APFO, advised DuPont that in an oral rangefinder study in rats, designed to determine the maximum dosage rate that pregnant female rats could tolerate, and run in preparation for a full-scale teratology study, researchers observed what appeared to be treatment-related damage to the eye lenses of some rat pups. Within a few months, however, the testing laboratory, 3M, DuPont, and researchers from the National Institute of Neurological Diseases and Blindness and the National Institutes of Health all concluded that PFOA did not in fact cause any developmental eye lens abnormalities in the fetal rats. This determination was based primarily on a conclusion that the lens damage observed in the 3M study in fact were artifacts resulting from the process of sectioning (cutting) the tissue for microscopic analysis. EPA scientists who reviewed these findings state on Page 28 of the Agency's April 10, 2003 Preliminary Risk Assessment of the Developmental Toxicity Associated with Exposure to Perfluorooctanoic Acids and Its Salts:

> [A] fetal lens finding initially described as a variety of abnormal morphological changes localized to the area of the embryonal nucleus, was later determined to be an artifact of the free-hand sectioning technique and therefore not considered to be treatment-related. Under the conditions of the study, a NOAEL [No

> observed adverse effect level] for developmental toxicity of 150 mg/kg/day (highest dose group) was indicated.

The same conclusion – that PFOA did not cause the noted lens damage -- is reflected in OPPT's November 4, 2002 Revised Draft Hazard Assessment of Perfluorooctanoic Acid and Its Salts, at Page 61. Four subsequent full-scale developmental toxicity studies in rats and rabbits confirmed that PFOA does not cause eye lens defects, or any other teratogenic effects.

34. DuPont admits that the document contains no date of original creation on its face. DuPont admits that it contains numbers that purport to be levels of PFOA detected in the blood of eight DuPont employees. DuPont denies that all eight employees were pregnant at the time of sampling. The document reflects that at least three of the employees already had given birth, up to two years prior to the taking of the blood sample. The remaining allegations of paragraph 34 are denied.

35. DuPont denies the allegations in paragraph 35. As noted above in paragraph 34, the document reflects that at least three of the employees already had given birth, up to two years prior to the blood sample. When DuPont received word of the 3M study discussed above, DuPont offered blood testing to all employees. The eight women on the document were among the approximately 400 employees who volunteered to have their blood tested.

36. DuPont lacks adequate knowledge of the truth or falsity of the allegation regarding the precise date of the document. The document is the best evidence of its content. To the extent that paragraph 36 contradicts or is not in accordance with the document, it is denied.

37. DuPont denies the allegations of paragraph 37. DuPont notes that the sampling results suggest, at most, that PFOA moved across the placenta. DuPont further states that the potential for transplacental movement of PFOA, like any other chemical with a molecular weight less than 600, was known to EPA in 1981.

38. Because the events giving rise to this allegation began approximately 23 years ago, DuPont has found it very difficult to account for all occasions when DuPont might have provided information to EPA personnel incorporating a description of the 1981 blood sample results. Throughout the 1980s, DuPont scientists communicated regularly with EPA personnel regarding PFOA and related chemicals. DuPont is attempting to reconstruct events that occurred throughout the 1980s, but because so much time has passed, DuPont cannot, at this time, determine whether the company provided this specific information to EPA personnel. Accordingly, DuPont currently lacks adequate knowledge to determine the truth or falsity of this portion of paragraph 38. Hence, it isdeemed denied. Certainly, EPA was well aware that DuPont and others were studying whether PFOA and related substances had potential to cause birth defects and, to the extent that paragraph 38 asserts that DuPont did not inform EPA of this effort, the allegation is denied. To the extent that paragraph 38 makes other allegations, DuPont lacks adequate knowledge to determine their truth or falsity. Hence, they are deemed denied.

39. The document in question is the best evidence of its contents. To the extent that paragraph 39 contradicts or is not in accordance with the document, it is denied. DuPont notes that the document indicates that the DuPont plant physician had just given the woman a report on the status of 3M's and DuPont's ongoing research into PFOA.

40. The document in question is the best evidence of its contents. To the extent that paragraph 40 contradicts or is not in accordance with the document, it is denied. DuPont notes that the document indicates that the DuPont plant physician had just given the woman a report on the status of 3M's and DuPont's ongoing research into PFOA and had told her that:
(1) researchers had determined that the supposed eye lens defects in the preliminary 3M study had been caused by flaws in the preparation of the fetal eye tissue for detailed analysis, not by

PFOA; and (2) in the ongoing studies, the animal pups examined as of that time had not shown any eye lens defects. According to the document, the woman responded with the question noted.

41. DuPont admits that on or about March 16, 1982, DuPont scientist Gerald Kennedy wrote a letter to an EPA scientist, the late Joseph Seifert, recounting the methods and results of a study of the potential for PFOA to cross the rat placenta. The study used radioactively labeled PFOA, meaning that researchers could track the movement of radioactivity and did not have to rely on chemical analytical methods. Dr. Kennedy's letter to Dr. Seifert concludes that the study demonstrates that PFOA moves across the rat placenta. This letter was not a formal "report," but rather a scientist-to-scientist letter. DuPont notes that although ORE's Complaint alleges vaguely that "EPA subsequently regarded" the letter as "substantial risk data," ORE fails to allege that EPA at any time communicated to DuPont any such interpretation of the DuPont data and letter. DuPont also notes that in two extensive assessments of the potential risks of PFOA that EPA published in 2002 and 2003 and which are cited above, the EPA scientists who wrote the reports do not mention, cite or in any way indicate that they considered or reviewed this supposed "substantial risk data." The remainder of the allegations in paragraph 41 are denied.

42. DuPont denies the allegations of paragraph 42. The one-page document in question was collected through the discovery process from employee files as part of a litigation pending in West Virginia. The document was produced to plaintiffs' counsel in response to a discovery request in that litigation.

43. Paragraph 43 states a legal conclusion that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

44. DuPont denies the allegations of paragraph 44 of the Complaint.

45. DuPont denies the allegations of paragraph 45 of the Complaint.

46. Paragraph 46 states a legal conclusion that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

47. DuPont admits that Mr. Bilott sent EPA a copy of a one-page document reporting results of blood sampling. DuPont denies the remaining allegations of paragraph 47.

48. Paragraph 48 states a legal conclusion for which no answer is required. To the extent that it might be deemed to allege facts, those allegations are denied.

49. Paragraph 49 states a legal conclusion for which no answer is required. To the extent that it might be deemed to allege facts, those allegations are denied.

50. Paragraph 50 states a legal conclusion for which no answer is required. To the extent that it might be deemed to allege facts, those allegations are denied.

51. Paragraph 51 states a legal conclusion for which no answer is required. To the extent that it might be deemed to allege facts, those allegations are denied.

52. Paragraph 52 states a legal conclusion for which no answer is required. To the extent that it might be deemed to allege facts, those allegations are denied.

Response to Count II

53. DuPont incorporates its responses to paragraphs 1 through 20 of the Complaint.

54. DuPont denies the allegations of paragraph 54. DuPont states that on or about June 14, 1984, an employee prepared a memorandum containing information related to analysis of water samples for PFOA, and that the water samples were taken from locations described in the document.

55. The letter in question is the best evidence of its contents. To the extent that the allegations of paragraph 55 do not accurately state the contents of that letter, those allegations are denied.

56. The allegations in paragraph 56 are believed to be based on a document that DuPont provided to EPA on or about July 11, 2003. DuPont states that the document in question is the best evidence of its contents. To the extent that the allegations of paragraph 56 contradict or do not accurately reflect the contents of that document, they are denied.

57. The memorandum in question is the best evidence of its contents. To the extent that the allegations of paragraph 57 do not accurately state the contents of that memorandum, those allegations are denied.

58. The memorandum in question is the best evidence of its contents. To the extent that the allegations of paragraph 58 do not accurately state the contents of that memorandum, those allegations are denied.

59. The memorandum in question is the best evidence of its contents. To the extent that the allegations of paragraph 59 do not accurately state the contents of that memorandum, those allegations are denied.

60. DuPont admits that continuous 24-hour-a-day exposure for a lifetime to a chemical at the level of the company's community exposure guidelines ("CEGs") is expected to have no effect on a member of the community. DuPont also admits that CEGs are based on the best available information from company experience, animal toxicity studies, controlled human exposure studies, and epidemiological findings. To the extent that paragraph 60 alleges or implies that any exposure above a CEG could affect members of the community, that allegation is denied.

61. DuPont denies the allegations of paragraph 61. DuPont states that on or about June 6, 1991, DuPont's acceptable exposure level committee set a provisional Community Exposure Guideline for drinking water (CEGw) for PFOA at 1 microgram per liter (1 ug/L or 1 ppb). DuPont adopted the provisional CEGw for PFOA in water on or about February 7, 1992.

62. The document in question is the best evidence of its contents. To the extent that the allegations of paragraph 62 do not accurately state the contents of that document, those allegations are denied.

63. The letter in question is the best evidence of its contents. To the extent that the allegations of paragraph 63 do not accurately state the contents of that letter, those allegations are denied.

64. DuPont denies the allegations of paragraph 64.

65. DuPont denies the allegations in paragraph 65. DuPont states that in December 1990 the company completed a purchase of a property containing drinking water supply wells from the LPSD, not "between 1986 and 1990." DuPont first began operating those wells in April 1992. DuPont states that LPSD established new drinking water supply wells approximately 2.7 miles away from the Washington Works facility. DuPont does not know when LPSD began using the new wells.

66. The memorandum in question is the best evidence of its contents. To the extent that the allegations of paragraph 66 do not accurately state the contents of that memorandum, those allegations are denied.

67. The first sentence of paragraph 67 states a conclusion of law that requires no answer. To the extent that the first sentence might be deemed to allege facts, those allegations are denied. DuPont's January 12, 2000 letter to General Electric ("GE") is the best evidence of

its contents. To the extent that the allegations of paragraph 67 do not accurately state the contents of that letter, those allegations are denied. DuPont notes that the letter in question was written in response to GE's question regarding why DuPont's discovery of PFOA in a GE well near the Washington Works facility did not trigger reporting requirements under TSCA § 8(e). DuPont further notes that Complaint paragraph 67 misleadingly implies that DuPont's letter to GE gave only four reasons as DuPont's explanation to GE as to why the data on PFOA detection in public drinking water was not reportable under TSCA § 8(e). In fact, in Complaint paragraph 67, ORE fails to mention DuPont's primary reason, which DuPont states in the letter as follows:

> [A]s you know, EPA guidance on the criteria for environmental TSCA 8(e) reporting is vague, uncertain, and currently (for the past several years) being rewritten. In its last Notice of Clarification on TSCA 8(e) reporting criteria (58 Fed Reg 37735; July 13, 1993), EPA stated that
>
> "With regard to non-emergency environmental contamination information, EPA interprets section 8(e) to require reporting of information that provides evidence of widespread environmental distribution of a chemical substance or mixture, and which because of the extent, pattern, and amount of the contamination seriously threatens or may seriously threaten: (1) Humans with cancer, birth defects, mutation, death or serious or prolonged incapacitation. . . or (2) non-human organisms with large-scale or ecologically significant population destruction. Thus, the mere presence of a chemical substance in an environmental media, absent some other relevant information as noted above, would not trigger reporting under section 8(e)."
>
> At the levels FC-143 is present in the environmental media, DuPont concludes that FC-143 does not pose the threat or potential threat described above.

The remaining allegations of paragraph 67 are denied.

68. DuPont denies that the January 12, 2000 letter to GE was in any way misleading. DuPont notes that: (1) at the time of the letter in question, EPA had been on notice for many years that PFOA can pass across the placenta; (2) by the time of the letter, four developmental

toxicity studies had demonstrated that even though PFOA can cross the placenta, prenatal exposure to PFOA causes no developmental effect; (3) EPA scientists appear to have ignored the blood sample data in two extensive risk-assessment papers, strongly suggesting that it has been irrelevant to EPA's risk assessments; (4) DuPont's 1981 report to EPA of the detection of FC-143 in Outfall 005, which empties into the Ohio River, DuPont's 1985 report to EPA that PFOA was detected at ppb levels in the groundwater aquifer under the DuPont Local Landfill, DuPont's 1990 report to EPA stating the ppb levels of PFOA had been detected in the Lubeck public drinking water supply wells and that (in 1990) DuPont was still in the process of purchasing those wells, were all included in the 2000 letter to GE to support the letter's statement that EPA had been put on notice of PFOA contamination in various environmental media around the Washington Works facility; and, (5) the letter in question also enclosed a 1989 letter to the manager of the LPSD, telling him that PFOA contamination at ppb levels had been detected at levels between 1.0 and 2.2 ppb between 1984 and 1987 in various LPSD water taps. The February 9, 1990 letter is the best evidence of its contents. To the extent that the allegations of paragraph 68 do not accurately state the contents, those allegations are denied. DuPont denies the remaining allegations of paragraph 68.

69. The letter in question is the best evidence of its contents. To the extent that the allegations of paragraph 69 do not accurately state the contents, those allegations are denied. DuPont notes that the January 12, 2000 letter to GE includes as an attachment an eleven-year-old letter to the LPSD that discusses DuPont's detection of PFOA in LPSD water taps. DuPont also notes that the highest level mentioned in the Complaint is at least 35 times below the level that EPA Regions III and V have accepted as posing no actionable risk.

70. The letter in question is the best evidence of its contents. To the extent that the allegations of paragraph 70 do not accurately state the contents, those allegations are denied. Because the subject of DuPont's letter was whether the information in question triggered reporting requirements under TSCA § 8(e), there was no need to discuss DuPont's CEGw, which is a level at which a greater than 3000-fold margin of safety exists. Similarly, there was no need to discuss a finding of 2.4 ppb in one sample, because that level poses "no risk of deleterious effects" as confirmed by CAT Team.

71. DuPont denies the allegations in paragraph 71. Attorneys for DuPont collected documents as part of its response to discovery requests in a lawsuit and provided those documents to plaintiffs' counsel. DuPont denies that the information in question reasonably supports any conclusion of risk, let alone a substantial risk, and further denies that DuPont "failed or refused" to submit it to EPA.

72. Paragraph 72 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

73. DuPont denies that the Agency considers the information discussed in the preceding paragraphs to reasonably support the conclusion of a substantial risk of injury to health or the environment. EPA as an Agency has made no such determination. One office within EPA -- ORE -- has alleged in the Complaint in this matter that the information at issue in Count II reasonably supports such a conclusion, but the actions and positions taken to date by OPPT and by the EPA offices that administer the Safe Drinking Water Act for EPA Regions III and V indicate that none of them have concluded that 3.9 ppb PFOA in drinking water poses any appreciable risk, let alone a substantial risk. In fact, the two Regional Offices have concluded the levels up to 150 ppb pose no risk of any deleterious effect. DuPont also notes that in a letter

dated February 9, 1990 to EPA, DuPont states: "The Lubeck public supply wells have detectable levels (ppb) of ammonium perfluorooctanoate (also called C-8)." DuPont does not have sufficient information to determine what Mr. Bilott gave EPA. DuPont denies the remaining allegations in paragraph 73.

74. Paragraph 74 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

75. Paragraph 75 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

76. Paragraph 76 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

77. Paragraph 77 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

78. Paragraph 78 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

Response to Count III

79. DuPont incorporates it response to paragraphs 21 through 31 of the Complaint.

80. Paragraph 80 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

81. Paragraph 81 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

82. Paragraph 81 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

83. Paragraph 83 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

84. Paragraph 84 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

85. Paragraph 85 recites a portion of DuPont's Corrective Action Permit. The Corrective Action Permit is the best evidence of its content. To the extent that the allegations of paragraph 85 are not in accord with the contents of that Permit, those allegations are denied.

86. Paragraph 86 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

87. Paragraph 87 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

88. Paragraph 88 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

89. Paragraph 89 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

90. Paragraph 90 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

91. DuPont admits that on or about December 14, 1990, DuPont submitted to EPA a revised VI Work plan. The remainder of paragraph 91 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

92. DuPont admits the allegations in the first sentence of paragraph 92. The remainder of paragraph 92 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied. DuPont specifically denies that

C-8 is a constituent that DuPont was required under RCRA to investigate or, potentially, remediate.

93. DuPont admits the allegations in the first sentence of paragraph 93. The remainder of paragraph 93 states a conclusion of law that requires no answer. To the extent that it might be deemed to allege facts, those allegations are denied.

94. This paragraph paraphrases the VI Report. The VI Report is the best evidence of its contents of the VI Report. To the extent that the allegations of paragraph 94 do not accurately state the contents of the VI Report, those allegations are denied. DuPont incorporates its response to paragraph 4, footnote 1, of the Complaint.

95. DuPont admits that on or about May 5, 1997, over half a decade after receiving DuPont's VI Report, EPA sent DuPont a letter, titled a "Notice of Deficiency," requesting additional information about that five-year-old report (but still, at last, approving DuPont's 1992 request for a RCRA Facility Investigation). The Notice is the best evidence of its contents. To the extent that the allegations of paragraph 95 do not accurately state the contents of the Response to the Notice, those allegations are denied.

96. The Notice is the best evidence of its contents. To the extent that the allegations of paragraph 96 do not accurately state the contents of the Notice, those allegations are denied.

97. DuPont's Response to the Notice is the best evidence of its contents. To the extent that the allegations of paragraph 97 do not accurately state the contents of the Response to the Notice, those allegations are denied.

98. DuPont's Response is the best evidence of its contents. To the extent that the allegations of paragraph 98 do not accurately state the contents of the Notice, those allegations are denied.

99. DuPont's Response is the best evidence of its contents. To the extent that the allegations of paragraph 99 do not accurately state the contents of the Response, those allegations are denied. DuPont notes that the mere fact that a substance could, like almost all others, be transferred across the human placenta is not, without evidence of a health hazard, "health hazardous data."

100. DuPont denies the allegations of paragraph 100. Data on metabolism, kinetics, transplacental movement and the like are not "toxicological information." Neither RCRA nor its related regulations define "known toxicological information," but the plain meaning of the phrase is information about a substance's known toxicity. That C-8, like most substances, can traverse the human placenta, is not "toxicological information."

101. DuPont admits that the June 1997 Response did not expressly inform EPA about the 1981 document mentioning the umbilical cord blood sample. DuPont had no obligation to report this sample to the EPA as "toxicological information" because the sample is not toxicological information. Moreover, DuPont had reported to EPA in 1982 the results of a carefully controlled study showing transplacental movement of C-8 in rats. DuPont reiterates that transplacental movement of virtually all substances in humans has been well-documented for several decades, and further that EPA has known for some time that the anatomical differences between rat and human placentas do not significantly affect what substances are passed through the placenta of each species.

102. DuPont denies the allegations of paragraph 102. For the reasons stated above, the information regarding possible transplacental movement is not "toxicological information."

103. The allegations of paragraph 103 are conclusions of law that require no answer. To the extent that they might be deemed to allege facts, those allegations are denied.

104. DuPont denies that it failed to provide known toxicological information to EPA. The remaining allegations of paragraph 104 are conclusions of law that require no answer. To the extent that they might be deemed to allege facts, those allegations are denied.

105. The allegations of paragraph 105 are conclusions of law that require no answer. To the extent that they might be deemed to allege facts, those allegations are denied.

106. DuPont denies that it failed to provide "known toxicological information" on C-8. The remaining allegations of paragraph 106 are conclusions of law that require no answer. To the extent that they might be deemed to allege facts, those allegations are denied.

107. To the extent that any allegation in the Complaint is not specifically admitted herein, it is denied.

AFFIRMATIVE DEFENSES

DuPont states the following affirmative defenses, and expressly reserves the right to amend this Answer to raise additional affirmative defenses as may arise during the course of discovery and information exchange in this matter:

FIRST AFFIRMATIVE DEFENSE

(Statute of Limitations)

Complainants' claims for relief are barred in whole or in part by the applicable statutes of limitation, including but not limited to 28 U.S.C. § 2462.

SECOND AFFIRMATIVE DEFENSE

(Collateral Estoppel and Res Judicata)

Complainant is barred from asserting the claim it purports to allege in Count II of the Complaint under the doctrines of collateral estoppel and res judicata, because the claim alleged in Count II was previously litigated and determined under the 1996 Consent Order involving Complainant and DuPont.

THIRD AFFIRMATIVE DEFENSE

(Equitable Estoppel)

Complainant is estopped from asserting the claim it purports to allege in Count II of the Complaint by virtue of the 1996 Consent Agreement, the CAP Agreement, the Revised Addendum, and the Complainant's May 15, 1996 letter to DuPont.

FOURTH AFFIRMATIVE DEFENSE

(Contract)

Count II of the Complaint is barred by EPA's breach of the 1996 Consent Agreement, the CAP Agreement, and the Revised Addendum.

FIFTH AFFIRMATIVE DEFENSE

(Reliance on Complainants' Representations)

DuPont reasonably relied to its detriment on Complainant's letter to DuPont dated May 15, 1996 revising the CAP agreement and stating, "EPA has decided that it is reasonable and equitable to enforce the final revised reporting guidance on a prospective basis only. Therefore, information on the release of chemical substances to and detection of chemical substances in environmental media . . . that predate[s] the effective date of the guidance will not be the subject of an EPA TSCA Section 8(e) enforcement action." DuPont also reasonably relied to its detriment on Complainant's proposal of and agreement to the Revised Addendum, the terms of which state, "The Regulatee, therefore, is no longer required to conduct a file search for this information . . . Information on the release of chemical substances to and detection of chemical substances in environmental media . . . that predates the effective date of the final revised guidance will not be the subject of an EPA TSCA Section 8(e) penalty enforcement action."

SIXTH AFFIRMATIVE DEFENSE

(Reasonableness and Good Faith)

DuPont at all times acted reasonably and in good faith, based on all relevant facts and circumstances known by DuPont at the time it acted.

SEVENTH AFFIRMATIVE DEFENSE

(Waiver)

Complainant's letter dated May 15, 1996 and the Revised Addendum waived Complainant's right to assert the claim it purports to allege in Count II of the Complaint.

EIGHTH AFFIRMATIVE DEFENSE

(Jurisdiction)

Count III of the Complaint must be dismissed because EPA has no authority to require DuPont to investigate, monitor, report on, or take corrective action for any release of PFOA from any solid waste management unit at DuPont's Washington Works facility, because PFOA is not a hazardous waste nor a hazardous constituent of such waste. Therefore, any such release is beyond the scope of EPA's jurisdiction under RCRA Sections 3004(u) or (v), on which Complainant solely relies for Count III.

NINTH AFFIRMATIVE DEFENSE

(Laches)

Complainant is barred from asserting the claim it purports to allege in the Complaint under the doctrine of laches, because Complainant has brought this action (i) more than 20 years after the events giving rise to Count I, (ii) more than eight years after events bearing on Count II including execution of the CAP Agreement and sending DuPont the May 15, 1996 letter revising the CAP Agreement, and (iii) more than seven years after DuPont provided the toxicological information in response to EPA's letter request sent pursuant to the corrective action referenced in Count III of the Complaint.

TENTH AFFIRMATIVE DEFENSE

(No Right to Relief)

Complainant has no right to relief. 40 CFR §§ 22.04(c)(7), 22.20(a).

ELEVENTH AFFIRMATIVE DEFENSE

(Arbitrary and Capricious, and Abuse of Discretion)

Complainant's allegations constitutes agency action that is arbitrary and capricious, and an abuse of discretion under the Administrative Procedure Act. 5 U.S.C. §§ 553 and 706(2).

TWELFTH AFFIRMATIVE DEFENSE

(Lack of Fair Notice)

EPA's unclear reporting standards did not provide DuPont with fair notice of what information EPA believed DuPont was required to report to EPA.

DISCUSSION OF PENALTY

ORE's Complaint does not propose any specific penalty. Rather, ORE reserves its right to propose a penalty at a later time. DuPont likewise reserves its right to respond to any future proposal of a specific penalty amount.

REQUEST FOR HEARING

DuPont requests a hearing on the facts alleged in the Complaint and the civil penalties proposed thereunder, pursuant to TSCA § 16, RCRA § 3008(b) and the Consolidated Rules of Practice.

Respectfully submitted,

Thomas B. Johnston
Daniel E. Johnson
MCKENNA LONG & ALDRIDGE LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 496-7500

Peter D. Robertson
John C. Martin
PATTON BOGGS LLP
2550 M Street, NW
Washington, D.C. 20037-1350
(202) 457-6000

Counsel for Respondent
E.I. du Pont de Nemours and Company

CERTIFICATE OF SERVICE

A true copy of the foregoing was served via facsimile and first class mail, postage prepaid, this 11th day of August, 2004, upon

Mark Garvey, Attorney
Toxics and Pesticides Enforcement Division (2245A)
Office of Regulatory Enforcement
U.S. Environmental Protection Agency
1200 Pennsylvania Avenue, N.W.
Washington, D.C. 20460

Ilana Saltzbart, Attorney
Toxics and Pesticides Enforcement Division (2245A)
Office of Regulatory Enforcement
U.S. Environmental Protection Agency
1200 Pennsylvania Avenue, N.W.
Washington, D.C. 20460

Thomas B. Johnston

The miracles of science

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DuPont Responds to EPA Complaint, Denies Allegations

Company asserts it has complied with all laws and regulations with respect to PFOA; will vigorously defend its position

WILMINGTON, Del., July 08, 2004 — DuPont today said that it will file a formal denial to a complaint issued by the U.S. Environmental Protection Agency (EPA) alleging that the company failed to comply with the technical reporting requirements of the Toxic Substances Control Act (TSCA) and the Resource Conservation Recovery Act (RCRA) regarding PFOA. PFOA is an essential processing aid used to produce fluoropolymers.

"DuPont has provided substantial information to EPA supporting our conclusion that we have followed the law," said DuPont General Counsel Stacey J. Mobley. "We will take action to respond to the Agency's complaint and will vigorously defend our position."

"This is not about the safety of our products," Mobley said. "It is about administrative reporting. Furthermore, we believe that a decision against DuPont in this matter would redefine TSCA and RCRA reporting requirements and would not prevail under the scrutiny of the courts."

Noting that EPA has not proposed a specific penalty at this time, the company said it will file a formal denial to the EPA complaint within 30 days.

DuPont asserts that there is no legal basis for the EPA's allegations. The company contends that it has fully complied with statutory reporting requirements and disputes any association between PFOA and harmful effects on human health or the environment.

In April 2003, when it announced its review of PFOA, the EPA stated that it does not believe there is any reason for consumers to stop using any consumer or industrial related products while its review is in progress. PFOA remains an unregulated compound.

"The evidence from over 50 years of experience and extensive scientific studies supports our conclusion that PFOA does not harm human health or the environment," Mobley said.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

07/08/04

Page updated: July 08, 2004

Background

- As a science and innovation leader with a longstanding commitment to human health, safety and environmental protection, DuPont recognizes that there will be questions about our products – particularly as knowledge evolves and technology is developed that can detect compounds at very low levels.
- We have a rigorous product stewardship process for all of our products to ensure their safety and effectiveness.
- PFOA is currently unregulated by the EPA.
- We respect the EPA's position that there are questions about PFOA. We are working voluntarily and collaboratively with the EPA and other members of industry to do more extensive testing on our products, our chemistry and the end products that use them. We have provided comprehensive action plans to the EPA that will increase our knowledge of PFOA.
- Technological advancements allow us to continuously develop new and more sensitive testing devices that can measure extremely low, or trace, amounts of PFOA in the environment and in humans. We are committed to ongoing research in this area that will help us develop a comprehensive understanding of this compound and its potential presence in consumer products. This is a continuation and extension of research we have conducted for the past 50 years.
- We would support EPA regulations based on sound science. We believe this will help assure consumers that the products they are using are safe.

k

Contact: Clif Webb
302-774-4005
r-clifton.webb@usa.dupont.com

Corporate News

DuPont Vice President of Research Provides Statement at EPA Public Hearing
Supports EPA Regulatory Process on PFOA

WASHINGTON, D.C., June 6, 2003 -- In a public meeting held here today by the U.S. Environmental Protection Agency (EPA), DuPont Global Vice President for Central Research & Development Uma Chowdhry reaffirmed DuPont's commitment to a regulatory process that addresses questions regarding perfluorooctanoic acid (PFOA). Chowdhry also restated the company's support for an EPA decision to convene a Scientific Advisory Board to review its preliminary risk assessment.

PFOA is currently an unregulated compound used as a processing aid to manufacture fluoropolymers.

"We recognize that there have been many questions raised by EPA and others about the potential risks associated with exposure to PFOA," Chowdhry said. "As a science company, DuPont is fully committed to work with industry to address those questions, to investigate both past and current potential sources of PFOA exposure, to further reduce exposure pathways, and to provide information needed to allow for the development of an accurate, science-based assessment of any risks posed by PFOA."

In her remarks, Chowdhry reaffirmed DuPont's confidence that, during its more than 50 years of use, there have been no known adverse human health effects associated with PFOA, and that extensive scientific studies indicate that current PFOA exposure does not present a risk to humans or the environment.

Chowdhry also said the company believes that EPA's process may lead to regulation that will assure the protection of the public's health and safety while allowing the continued use of PFOA and the benefits it brings to society.

"DuPont remains confident that society is not being exposed to health or environmental risks from potential exposure to PFOA. We will work with the EPA to provide any information we can to assist with (its) investigation," said Chowdhry.

Chowdhry's full remarks can be found at www1.dupont.com/dupontglobal/corp/documents/US/en_US/news/releases/pdf/uma06_06_03.pdf.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

6/6/03

E. I. du Pont de Nemours and Company

K

Contact: Clif Webb
302-774-4005
r-clifton.webb@usa.dupont.com

Corporate News

DuPont Reaffirms Support for Science-Based EPA Regulatory Process on PFOA

WILMINGTON, Del., June 5, 2003 -- DuPont today reaffirmed its support for the U.S. Environmental Protection Agency's (EPA) plans to conduct a science-based risk assessment for perfluorooctanoic acid (PFOA) and to convene a technically informed Scientific Advisory Board to evaluate the risk assessment's findings.

DuPont believes that the process, which may lead to regulation, should assure the public's health and safety while allowing the continued use of PFOA.

PFOA, a processing aid used by DuPont and others to manufacture fluoropolymers, is currently an unregulated compound. EPA is holding the first of several public meetings on PFOA on June 6 in Washington, D.C., following issuance of a preliminary risk assessment on PFOA in mid-April. In addition to manufacturing and using PFOA for fluoropolymer manufacture, DuPont also manufactures telomers, products in which it has been suggested trace amounts of PFOA may be present.

"DuPont remains confident that in 50 years of use of PFOA by DuPont and others, there have been no known adverse human health effects associated with this material," said Dr. Uma Chowdhry, global vice president for DuPont Central Research & Development. "However, we recognize that EPA and others have raised questions about PFOA and, as a science-based company, we support further study to address those questions. We also very much respect the rights and insistence of consumers around the world to know that the products they purchase, use and rely upon are safe."

In written comments submitted to EPA in advance of the public meeting, DuPont emphasized that the regulatory process should be based on high-quality, credible scientific data, and should include a complete characterization of all past and current PFOA exposure routes.

"We believe that a credible regulatory process should take into account all past and current activities including manufacture and use of PFOA, so that EPA and industry can accurately assess the impact of emissions reductions, discontinued production and use, and other mitigative activities to reduce exposure," said Chowdhry.

DuPont said it is committed to cooperating with EPA in the regulatory process and is hopeful that a credible and reasonable regulation can be achieved that will further assure the public that PFOA can and is being used safely.

"We are confident that the outcome of this process will support DuPont's position that the products involved here are safe for their intended uses, and we are equally committed to supplying only products that can be used safely," said Chowdhry.

DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people's lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

# # #

6/5/03

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DuPont Reaches Settlement with Class Action Group

WILMINGTON, Del., and PARKERSBURG, W.Va., September 09, 2004 — DuPont and attorneys for local residents who filed a class action lawsuit in 2001 over releases from DuPont's Washington Works plant of the chemical C-8, also known as PFOA, have reached an agreement in principle to settle the suit, officials from both parties announced today.

Critical components of the proposed settlement include C-8 water treatment facilities for area communities and creation of an expert panel to conduct a community study to assist it in evaluating whether there is a probable link between C-8 exposure and any human disease.

The settlement, which is pending approval in Wood County Circuit Court, calls for cash payments and expenditures valued at $85 million, plus attorneys' fees and expenses of $22.6 million. The settlement also addresses contingent medical monitoring funding.

The settlement proceeds will be directed into the Ohio and West Virginia communities in the vicinity of the Washington Works plant that comprise the class bringing the suit. As part of the settlement, DuPont has agreed to an initial cash payment of $70 million, $20 million of which will be used for health and education projects.

In addition, DuPont will also offer to provide six area water districts — Little Hocking, Lubeck, Belpre, Tuppers Plains, Mason County and Pomeroy — a state-of-the-art water treatment system designed to reduce the level of C-8 in the water supply to the lowest practicable levels as specified by the water districts. The company will offer the same technology or its equivalent to residents of those districts whose sole source of drinking water is a private well. The company estimates the cost for water treatment at $10 million.

The other key component to the settlement is the creation of an independent panel of experts to evaluate available scientific evidence on the extent of any probable link between exposure to PFOA and any human disease, including birth defects. Toward that end, this independent panel will also design and conduct a health study in the communities exposed to PFOA. DuPont will fund this study at an estimated cost of $5 million.

If the independent panel concludes that a probable link exists between exposure to PFOA and any diseases, DuPont will also fund a medical monitoring program for up to $235 million, in $1 million intervals, to pay for such medical testing. In this event, DuPont will not contest general causation between PFOA and any such disease in any personal injury claims that plaintiffs may pursue. If no such probable link is found, plaintiffs' personal injury claims and related punitive damage claims would be released at that point.

All of the plaintiffs' other claims for relief, including medical monitoring, injunctive relief, property damage, and all claims for punitive damage related to such claims, will be released upon final court approval of the settlement. DuPont's obligations for water treatment would cease only if the scientific panel finds no probable link between PFOA exposure and any disease.

"After two years of discussions, we are pleased to reach an agreement that places our combined priorities where they belong – on the community and not on lengthy and contentious legal proceedings," said Stacey J. Mobley, DuPont general counsel. "We want to make very clear that settling this lawsuit in no way implies any admission of liability on DuPont's part. Nevertheless, a settlement at this time provides benefit to both parties by taking reasonable steps based on science and, at the same time, contributing to the community."

"In addition to the clear benefit of removing C-8 from their drinking water, addressing medical monitoring, and funding a scientific study on the effects of PFOA exposure, this agreement preserves people's rights to pursue any personal injury claims they may have if their exposure to C-8 is found to be linked to any disease or birth defects," said Robert A. Bilott of the Cincinnati law firm of Taft, Stettinius & Hollister, LLP, one of the class counsel for the plaintiffs.

The Charleston, W.Va., law firms of Hill, Peterson, Carper, Bee & Deitzler, PLLC, and Winter Johnson & Hill, PLLC, also serve as class counsel for the plaintiffs.

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety, and protection, home and construction, transportation and apparel.

# # #

09/09/04

Page updated: September 09, 2004

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

DDQ304
Filed on 11/05/2004 - Period: 09/30/2004
File Number 001-00815

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

For purposes of this report, the term PFOA means collectively perfluorooctanoic acid and its salts, including the ammonium salt, and does not distinguish between the two forms. DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at various sites around the world, including its Washington Works plant in West Virginia. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the waste stream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there is evidence indicating that telomer chemistry can form small trace amounts of PFOA.

On April 14, 2003, the EPA issued a preliminary risk assessment on PFOA. It indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that there remains considerable scientific uncertainty regarding potential risks associated with PFOA. However, the EPA has said that it does not believe there is any reason for consumers to stop using any consumer or industrial–related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. In addition, the EPA invited interested parties to participate in publicly negotiated agreements known as enforceable consent agreements, or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA.

Based on over fifty years of industry experience and extensive scientific study, DuPont believes there is no evidence that PFOA causes any adverse human health effects or harm to the environment. However, DuPont respects the EPA's position raising questions about exposure routes and the potential toxicity of PFOA and is undertaking voluntary programs concerning PFOA and fluorinated telomers. DuPont, as well as other companies, have outlined plans for continued research, emission reduction activities, and product stewardship activities to help address the EPA's questions.

In early July 2004, the EPA filed an administrative complaint against DuPont alleging that the company failed to comply with the technical reporting requirements of the Toxic Tort Substances Control Act (TSCA) and the Resource Conservation and Recovery Act (RCRA) regarding PFOA. The allegations relate to information about PFOA for a period beginning in June 1981 through March 2001. The complaint references the penalty provisions under the two federal laws, but it does not seek a specific penalty against DuPont at this time. The EPA's allegations are about administrative reporting and not about the safety of products that use PFOA in their manufacturing process. Furthermore, the company believes that it has complied with such reporting requirements and intends to vigorously defend its position. DuPont has filed a formal denial to the Agency's complaint.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The lawsuit alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. In addition, the class seeks diminution of property values, and punitive damages plus injunctive relief to stop releases of PFOA. The class, which could be as large as fifty thousand individuals, has been defined as anyone who has consumed drinking water containing quantifiable levels (0.05 parts per billion) of PFOA.

DuPont and attorneys for local residents have reached an agreement in principle to settle the lawsuit. The agreement was approved by DuPont on September 8, 2004; the parties issued a joint press release describing the settlement on September 9, 2004. Settlement is subject to approval by the Wood County Circuit Court after public notice and a hearing (as yet unscheduled). The settlement is unrelated to pending EPA enforcement actions filed against the company relating to alleged reporting violations under federal statutes (TSCA and RCRA).

(Dollars in millions, except per share)

The settlement calls for initial expenditures valued at $85, plus attorneys' fees and expenses of approximately $23. As part of the initial payment, DuPont has agreed to a cash payment of $70, $20 of which will be used for health and education projects. The company has also offered to make available to six area water districts state–of–the–art water treatment systems (estimated to cost approximately $10) designed to reduce the level of PFOA in the water. The other key component to the settlement is the creation of an independent panel of experts to evaluate available scientific evidence on whether any probable link exists between exposure to PFOA and human disease. This independent panel will design and conduct a health study in the communities exposed to PFOA. DuPont will fund this study at an estimated cost of $5. As a result, the company has established a reserve of $108 as of September 30, 2004.

The settlement, once approved, would resolve all claims asserted in the lawsuit except for personal injury claims. If the independent panel concludes that no probable link exists between exposure to PFOA and any diseases, then the settlement would also resolve personal injury claims. If the independent panel concludes that a probable link does exist between exposure to PFOA and any diseases, then DuPont will also fund a medical monitoring program (capped at $235) to pay for such medical testing. In this event, plaintiffs would retain their right to pursue personal injury claims. All other claims in the lawsuit would remain dismissed by the settlement.

DuPont Dow Elastomers LLC

Authorities in the United States, the European Union and Canada are investigating the synthetic rubber markets for possible criminal antitrust violations, which may include price fixing. DuPont Dow Elastomers LLC (DDE), a 50/50 joint venture between DuPont and The Dow Chemical Company (Dow), has been subpoenaed in connection with the investigations. Related civil litigation has been filed against DDE and others, including DuPont.

DuPont and Dow concluded that it is in the best interest of all parties involved to consolidate control over directing DDE's response to these investigations and the related litigation. Consequently, in April 2004, DuPont and Dow entered into a series of agreements that are described below. As a result of these agreements, DuPont has obtained complete control over directing DDE's response to these investigations and the related litigation.

DuPont and Dow have agreed to allocate disproportionately DDE's potential liabilities and costs (including fines, settlements, judgments, penalties and defense costs) with respect to the investigations and related litigation. As a result, DuPont will bear any potential liabilities and costs up to the initial $150. Dow is obligated to contribute up to $72.5 by making contributions of 15 percent to 30 percent toward potential liabilities and costs that exceed $150, if any.

In addition, DuPont and Dow have entered into definitive agreements that give Dow the option to acquire certain assets relating to ethylene and chlorinated elastomers from DDE in a non–cash equity redemption. If Dow elects to exercise its option, then DuPont will purchase Dow's remaining equity interest, if any, in DDE immediately after Dow acquires the assets from DDE. As a result, DDE would become a wholly owned subsidiary of DuPont. The purchase price for each of these transactions will be determined at a later date based on fair market values subject to an agreed collar. Dow has until December 31, 2004 to exercise its option, but the parties have agreed that the closing of these transactions will not occur prior to June 30, 2005, should Dow exercise its option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)
(continued)

Note 16. Segment Information

	Three Months Ended September 30,		Nine Months Ended September 30,	
CONSOLIDATED SEGMENT INFORMATION (1)	2004	2003	2004	2003
SEGMENT SALES (2)				
Agriculture & Nutrition	$ 969	$ 803	$ 5,248	$ 4,479
Coatings & Color Technologies	1,476	1,378	4,453	4,066
Electronic & Communication Technologies	815	728	2,476	2,142
Performance Materials	1,672	1,299	4,894	3,989
Safety & Protection	1,185	999	3,441	3,047
Textiles & Interiors	286	1,744	2,995 (3)	5,240
Other	12	4	37	9
Total Segment Sales	6,415	6,955	23,544	22,972
Elimination of Transfers	(75)	(233)	(483)	(706)
Elimination of Equity Affiliate Sales	(600)	(580)	(1,721)	(1,747)
CONSOLIDATED NET SALES	$5,740	$ 6,142	$21,340	$20,519
PRETAX OPERATING INCOME (LOSS) (PTOI) (4)(5)				
Agriculture & Nutrition (6)	$ (184)	$ (214)	$ 892	$ 805
Coatings & Color Technologies (7)	179	178	482	533
Electronic & Communication Technologies (8)	34	36	99	117
Performance Materials (9)	160	79	269	332
Pharmaceuticals (10)	173	160	495	401
Safety & Protection (11)	217	180	612	606
Textiles & Interiors (12)	(116)	(1,628)	(479)	(1,598)
Other (13)	(25)	13	(231)	(154)
Total Segment PTOI	438	(1,196)	2,139	1,042
Exchange Gains and Losses	(22)	(11)	(111)	(103)

(14)								
Corporate Expenses & Interest		(191)	&bsp;	(249)		(633)		(694)
Income Before Income Taxes and Minority Interests		$ 225		$(1,456)		$ 1,395		$ 245

		September 30, 2004		December 31, 2003
SIGNIFICANT CHANGES IN SEGMENT NET ASSETS				
Textiles & Interiors (15)		$555		$4,923

(Dollars in millions, except per share)

FOOTNOTES TO CONSOLIDATED SEGMENT INFORMATION

(1) Certain reclassifications of segment data have been made to reflect 2004 changes in organizational structure.

(2) Includes transfers and pro rata share of equity affiliate sales.

(3) Includes sales of INVISTA through the month of April 2004 (divestiture was completed April 30).

(4) Segment PTOI is defined as operating income before income taxes, minority interests, exchange gains (losses), corporate expenses, interest, and the cumulative effect of a change in accounting principle.

(5) Year–to–date 2004 includes charges of $312 resulting from employee separations in the following segments: Agriculture & Nutrition – $36; Coatings & Color Technologies – $64; Electronic & Communication Technologies – $42; Performance Materials – $45; Safety & Protection – $29; and Other – $96.

(6) Year–to–date 2003 includes a $62 non–operating gain associated with the formation of a majority–owned venture, The Solae Company, with Bunge Limited.

(7) Year–to–date 2004 includes a charge of $36 to provide for the settlement of litigation in Refinish.

(8) Third quarter 2004 includes a charge of $63 associated with the proposed settlement of the PFOA class action litigation in West Virginia. Year–to–date 2004 also includes a charge of $45 to establish the PFOA class action

reserve and a charge of $27 to reflect a decline in the value of an investment security.

(9) Year-to-date 2004 includes charges of $23 associated with the shutdown of manufacturing assets at a U.S. facility and $150 to provide for the company's share of anticipated losses associated with DDE antitrust litigation matters.

(10) Third quarter 2003 includes a $23 benefit resulting from a favorable arbitration ruling.

(11) Year-to-date 2004 includes a charge of $42 related to the impairment of certain European manufacturing assets.

(12) Third quarter 2004 includes charges of $61 related to the separation of INVISTA, and $41 related to the write down of the company's investment in an equity affiliate to fair market value. Year-to-date 2004 includes an additional charge of $528, consisting of $183 due primarily to an increase in the book value of net assets sold and additional separation costs, $345 related to an agreed upon reduction in sales price and other changes in estimates associated with the sale.

Third quarter 2003 reflects INVISTA-related impairment charges of $1,236 to write down to estimated fair market value various manufacturing and other intangible assets held for sale, as well as investments in certain joint ventures, and $78 to record pension curtailment losses associated with the anticipated separation. Year-to-date 2003 includes a benefit of $16 from the favorable settlement of arbitration related to the Unifi Alliance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)
(continued)

FOOTNOTES TO CONSOLIDATED SEGMENT INFORMATION (Cont'd)

(13) Year-to-date 2004 includes a charge of $29 to write off abandoned technology.

Year-to-date 2003 includes a charge of $78 to provide for settlement of the 1995 Benlate® shareholder litigation case, partly offset by insurance proceeds of $25.

(14) Year-to-date 2003 includes an exchange gain of $30 resulting from a currency contract purchased to offset movement in the Canadian dollar in connection with the company's acquisition of minority shareholders' interest in DuPont Canada.

(15) The change principally reflects the sale of INVISTA to Koch on April 30, 2004.

For the nine months ended September 30, 2004, consolidated net sales were $21.3 billion versus $20.5 billion in the prior year, up 4 percent. The increase reflects 6 percent higher sales volumes and 5 percent higher U.S. dollar selling prices. As shown below, portfolio changes, principally the INVISTA divestiture, reduced net sales by 7 percent.

	Nine Months Ended September 30,		Percent Change Due To			
	2004 Net Sales	Percent Change vs. 2003	Local Price	Currency Effect	Volume	Other*
Worldwide	$21.3	4	1	4	6	(7)
U.S.	9.3	(1)	2	–	5	(8)
Europe	6.2	10	–	11	4	(5)
Asia Pacific	3.6	9	1	4	16	(12)
Canada & Latin America	2.2	5	–	2	7	(4)

* Reflects the impact of the April 30, 2004 sale of INVISTA, partly offset by the impact of consolidating DDE beginning in the second quarter 2004. In addition, includes the impact of a number of small acquisitions and the formation of The Solae Company in the second quarter 2003.

Other Income

Third quarter 2004 Other income totaled $287 million versus $219 million in the prior year, an increase of $68 million or 31 percent. For the nine months ended September 30, 2004, Other income was $624 million as compared to $543 million last year.

Additional information related to the company's Other income is included in Note 2 to the interim consolidated financial statements.

Cost of Goods Sold and Other Operating Charges

Cost of goods sold and other operating charges totaled $4,567 million in the third quarter versus $4,995 million in the prior year. As a percent of net sales, third quarter 2004 Cost of goods sold was 79.6 percent versus 81.3 percent in the prior year, a 1.7 percent improvement. The improvement in Cost of goods sold as a percent of net sales is primarily due to higher volumes and the favorable impact of the weaker dollar. Higher selling prices largely offset an increase in raw materials costs.

For the nine months ended September 30, 2004, Cost of goods sold were $15,779 million versus $15,549 million in the prior period. As a percent of net sales, Cost of goods sold was 74 percent and 76 percent, respectively, a 2 percentage point improvement. This principally reflects favorable currency exchange rate and higher volumes, as well as the impact of the INVISTA divestiture, including the absence of depreciation on substantially all of the Textiles & Interiors segment assets. These favorable elements were partly offset by higher raw material costs and PFOA litigation charges.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) totaled $681 million for the quarter versus $726 million in the prior year, a decrease of 6 percent. The decrease in third quarter 2004 versus the prior year primarily reflects the reduction in costs resulting from the divestiture of INVISTA and the benefit of cost reduction initiatives, partly offset by the impact

Form 10-Q

Special Items (Dollars in millions, except per share)	Pretax Benefit (Charge)	After-Tax Benefit (Charge)	Diluted Earnings (Loss) Per Share
2004			
1st Quarter			
DuPont Dow Elastomers LLC litigation	$ (150)	$ (138)	$(0.14)
Automotive Refinish litigation	(36)	(23)	(0.02)
Textiles & Interiors – Separation charges	(345)	(135)	(0.14)
1st Quarter Total	$ (531)	$ (296)	$(0.30)
2nd Quarter			
Textiles & Interiors related items:			
Separation charges	$ (183)	$ (78)	$(0.08)
Deferred tax benefits	–	124	0.12
Employee separation costs and asset impairment charges	(433)	(319)	(0.31)
PFOA class action litigation reserve	(45)	(29)	(0.03)
2nd Quarter Total	$ (661)	$ (302)	$(0.30)
3rd Quarter			
Textiles & Interiors related items:			
Separation charges	$ (61)	$ (62)	$(0.06)
Deferred tax benefits	–	13	0.01
Equity affiliate impairment	(41)	(32)	(0.03)
PFOA class action litigation reserve	(63)	(41)	(0.04)
Corporate tax-related items	35*	200	0.20
3rd Quarter Total	$ (130)	$ 78	$ 0.08
2003			
1st Quarter			
Benlate® litigation	$ (78)	$ (51)	$(0.05)
2nd Quarter			
Agriculture & Nutrition – The Solae Company non-operating gain	$ 62	$ 41	$ 0.04
Textiles & Interiors – Unifi Settlement	16	10	0.01
Gain on Canadian currency contract	30	18	0.02
Minority interest redemption	–	(17)	(0.02)

2nd Quarter Total	$ 108	$ 52	$ 0.05
3rd Quarter			
Benlate® litigation – Insurance proceeds	$ 25	$ 16	$ 0.02
Pharmaceuticals – Favorable arbitration			
ruling	23	15	0.01
Textiles & Interiors – Separation charges	(1,314)	(748)	(0.75)
Textiles & Interiors – Goodwill impairment	(291)	(291)	(0.29)
3rd Quarter Total	$(1,557)	$(1,008)	$(1.01)

* Reported as Other income on the Consolidated Income Statement.

Segment Reviews

Summarized below are comments on individual segment sales and pretax operating income (PTOI) for the three– and nine–month periods ended September 30, 2004 compared with the same periods in 2003. Segment sales include transfers and pro rata share of equity affiliate sales. Segment PTOI is defined as operating income before income taxes, minority interests, exchange gains (losses), corporate expenses, interest, and the cumulative effect of a change in accounting principle.

Agriculture & Nutrition – Third quarter sales of $1.0 billion were 21 percent higher, reflecting 7 percent higher U.S. dollar selling prices, an 11 percent benefit from higher volume and a 3 percent increase resulting from an acquisition. PTOI for the quarter was a seasonal loss of $184 million versus a loss of $214 million in the prior year. The reduction in seasonal losses versus third quarter 2003 reflects higher average selling prices and sales volumes, partly offset by higher raw material costs.

Year–to–date sales of $5.2 billion were 17 percent higher reflecting 8 percent higher U.S. dollar selling prices, 5 percent higher volume, and a 4 percent benefit attributable to additional sales from portfolio changes. PTOI was $892 million versus $805 million in the same period last year. The increase in earnings reflects higher average prices for crop production products, higher segment sales volumes and a currency benefit from the weaker U.S. dollar, partly offset by higher raw material costs, employee separation costs, and the absence of a $62 million gain associated with the formation of The Solae Company in 2003.

Coatings & Color Technologies – Third quarter sales of $1.5 billion were up 7 percent, principally reflecting 6 percent higher U.S. dollar selling prices (about half due to currency) and 1 percent higher volume. PTOI was $179 million versus $178 million in the prior year. Earnings were essentially flat as higher selling prices and sales volumes were offset by increases in raw materials and other costs.

Year–to–date sales of $4.5 billion were up 10 percent, reflecting 6 percent higher U.S. dollar selling prices (primarily due to currency), 3 percent higher volume and 1 percent from an acquisition. PTOI was $482 million versus $533 million in the prior year. Year–to–date 2004 includes charges which totaled $100 million for employee separation costs and an automotive refinish litigation settlement. The benefit to 2004 earnings from currency, higher selling prices and sales volumes was partly offset by the impact of increases in raw materials and other costs.

Electronic & Communication Technologies – Sales in the quarter of $815 million were up 12 percent, reflecting 7 percent higher volume and 5 percent higher U.S. dollar selling prices. The latter principally reflects the currency benefit from the weaker dollar. Third quarter 2004 PTOI was $34 million including a $63 million charge for PFOA litigation, versus $36 million earned in the third quarter 2003. 2004 earnings benefited from higher sales volumes, a currency benefit from the weaker dollar, and cost reductions.

Year–to–date sales of $2.5 billion were up 16 percent, reflecting 12 percent higher volumes and 4 percent higher U.S. dollar selling prices. PTOI was $99 million versus $117 million last year. The 2004 earnings benefit from substantially higher sales volumes and a weaker dollar were more than offset by $42 million in employee separation costs, $108 million related to PFOA litigation, and a $27 million charge to reflect the decline in the value of an investment security.

Performance Materials – Sales of $1.7 billion were up 29 percent, reflecting 13 percent higher volume, 4 percent higher U.S. dollar selling prices, and a 12 percent increase resulting from the consolidation of DDE as a variable interest entity beginning in April 2004. PTOI was $160 million compared to $79 million last year. The increased earnings principally reflects higher sales volumes and selling prices, partly offset by higher raw material costs.

Year–to–date sales of $4.9 billion were up 23 percent reflecting 10 percent higher volume and 5 percent higher U.S. dollar selling prices, the latter reflecting the weaker dollar, and an 8 percent benefit from the DDE consolidation. PTOI was $269 million compared to $332 million last year. The decline in 2004 earnings principally reflects a $150 million charge related to DDE antitrust litigation matters, and a $23 million charge associated with the shutdown of certain U.S. manufacturing assets. These charges more than offset the increased earnings generated from higher sales volumes and prices.

Pharmaceuticals – Third quarter PTOI of $173 million increased from the third quarter 2003 PTOI of $160 million, reflecting higher Cozaar® /Hyzaar® income. Year–to–date PTOI of $495 million was 23 percent higher than 2003 PTOI of $401 million.

Safety & Protection – Third quarter sales of $1.2 billion were up 19 percent due to 9 percent higher U.S. dollar selling prices, 8 percent higher volume and 2 percent from acquisitions. PTOI of $217 million increased from $180 million in the prior year primarily due to earnings from higher sales volumes and prices.

Year–to–date sales of $3.4 billion were up 13 percent due to 6 percent higher U.S. dollar selling prices, reflecting, in part, the weaker dollar, 6 percent from higher volume and 1 percent from acquisitions. PTOI of $612 million increased from $606 million in the prior year as the benefit of higher selling prices and sales volume was largely offset by impairment charges associated with certain European manufacturing assets.

Textiles & Interiors – Sales in the third quarter of $286 million reflect sales from equity affiliates that have not been divested as part of the INVISTA transaction. As a result of the INVISTA sale which closed on April 30, 2004, third quarter sales are 84 percent below third quarter sales of $1.7 billion last year. PTOI was a loss of $116 million including charges of $102 million related to separation activities. The third quarter 2003 pretax operating loss of $1,628 million included significant charges related to the divestiture of INVISTA.

Year–to–date sales of $3.0 billion were down 43 percent reflecting the absence of INVISTA sales since April 30. Year–to–date pretax operating losses of $479 million in 2004 and $1,598 million in 2003 reflect large separation charges associated with the INVISTA transaction.

b) Changes in Internal Control over Financial Reporting

As previously disclosed, the company is in the process of implementing an Enterprise Resource Planning (ERP) system globally; implementation is phased and is currently planned to be complete in 2006. In addition, the company is nearing completion of previously announced initiatives that will result in the realignment of job responsibilities and the elimination of approximately 3,300 positions by year–end 2004. These events are changing how transactions are processed and/or the functional areas or locations responsible for the transaction processing.

There has been no change in the company's internal control over financial reporting that occurred during the third quarter 2004 that has materially affected the company's internal control over financial reporting. The company is continuing its evaluation of its internal controls versus the standards adopted by the Public Company Accounting Oversight Board (PCAOB). In the course of its ongoing evaluation, management has identified certain deficiencies which the company is addressing. Areas identified as needing improvement include documentation of controls, timely account reconciliations, recording of transfers between the company and its subsidiaries, and controls and procedures related to the implementation of the company's global ERP system discussed above. Management will consider these matters when assessing the effectiveness of the company's internal control over financial reporting at year end.

The company continues to take appropriate steps to make necessary improvements and enhance the reliability of its internal control over financial reporting. Management has discussed with the company's Audit Committee and independent auditors the areas identified for improvement and the remediation efforts undertaken by the company.

PART II. OTHER INFORMATION

Item 1.

LEGAL PROCEEDINGS

Benlate®

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading Benlate® .

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading PFOA.

DuPont Dow Elastomers LLC

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading DuPont Dow Elastomers LLC.

Environmental Proceedings

PFOA: West Virginia and Ohio Departments of Environmental Protection

For purposes of this report, the term PFOA means collectively perfluorooctanoic acid and its salts, including the ammonium salt, and does not distinguish between the two forms. DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at its Washington Works plant in Wood County, West Virginia. Currently, DuPont recovers or destroys 98 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant.

In November 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a multimedia Consent Order (the WV Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. As a result of this process, WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report in August 2002. In the report, the WVDEP established a screening level of 150 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. None of the local sources for drinking water has tested at or above the screening level. The report established a screening level of 1 microgram per cubic meter for air. DuPont submitted to the WVDEP its initial air dispersion modeling results for the period between September 2002 and August 2003 which demonstrated that the air screening level was not exceeded during the time period.

Unless DuPont violates its terms, the WV Order does not call for sanctions. DuPont has completed all major activities currently required by the WV Order and has spent approximately $3.8 million through September 30, 2004, in connection with these activities. DuPont committed to conduct additional environmental monitoring in and around the Washington Works plant. As recommended by WVDEP, this testing began in 2004 and will end in 2006.

Environmental sampling of the PFOA levels in the groundwater and drinking water has been conducted across the Ohio River pursuant to a Memorandum of Understanding among DuPont, the Ohio Environmental Protection Agency, the WVDEP, and the Division of Health and Human Resources, (the MOU). Under the MOU, these results were shared with the Ohio EPA. Also, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia, pursuant to the MOU. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the WV Order. Since the PFOA concentrations in drinking water tested to date are significantly below the screening level, it is unlikely that DuPont will be required to provide alternative drinking water under the SDWC Order. Pursuant to discussions with, and recommendations from the Ohio EPA, DuPont is conducting additional environmental monitoring in Ohio, starting in 2004 and ending in 2006.

New Johnsonville, Tennessee

The EPA conducted a multi–media audit of DuPont's titanium dioxide plant in New Johnsonville, Tennessee in the summer of 2001. In December 2002, the EPA alleged certain potential violations by DuPont and its contractor under Section 608 of the Clean Air Act (CAA) regarding refrigerant emissions. The EPA requested substantial information and documents regarding the repair, charging and maintenance of the refrigerant machines at the New Johnsonville plant from DuPont's contractor responsible for the repair and maintenance of certain of the refrigeration machines at the plant. A substantial number of documents was provided to the EPA.

DuPont, the EPA and the Department of Justice (DOJ) are actively pursuing settlement. The EPA and DOJ concluded that DuPont's contractor would not be considered an "operator" for the refrigeration machines under the CAA and essentially dropped the contractor from further settlement discussions. On September 10, 2004, the DOJ forwarded to DuPont a draft Consent Decree, for comments, that is intended to resolve this matter. DuPont's comments on the Consent Decree will be submitted in the fourth quarter 2004. DuPont anticipates resolution of this matter in the first quarter 2005.

Grand Cal/Indiana Harbor System

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

8-K

3'04 Q EARNINGS
Filed on 10/26/2004 - Period: 09/30/2004
File Number 001-00815

particularly its latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

###

10/26/04

E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES

SCHEDULE A

	Three Months Ended		Nine Months Ended	
CONSOLIDATED INCOME STATEMENT	September 30,		September 30,	
(Dollars in millions, except per share)	2004	2003	2004	2003
NET SALES	$5,740	$ 6,142	$21,340	$20,519
Other Income(a)	287	219	624	543
Total	6,027	6,361	21,964	21,062
Cost of Goods Sold and Other Operating Charges(b)	4,567	4,995	15,779	15,549
Selling, General and Administrative Expenses	681	726	2,329	2,277
Amortization of Intangible Assets	58	61	168	178
Research and Development Expense	308	340	978	1,012
Interest Expense	86	90	252	258
Employee Separation Costs and Asset Impairment Charges(c)	–	–	433	–
Separation Charges – Textiles & Interiors(d)	102	1,314	630	1,314
Goodwill Impairment – Textiles & Interiors(e)	–	291	–	291
Gain on Sale of Interest by Subsidiary – Non-operating(f)	–	–	–	(62)
Total	5,802	7,817	20,569	20,817
INCOME (LOSS) BEFORE INCOME TAXES AND				
MINORITY INTERESTS	225	(1,456)	1,395	245
Benefit from Income Taxes(g)	(117)	(586)	(114)	(187)
Minority Interests in Earnings of Consolidated Subsidiaries(h)	11	3	7	66
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A				
CHANGE IN ACCOUNTING PRINCIPLE	331	(873)	1,502	366
Cumulative Effect of a Change in Accounting Principle,				
Net of Income Taxes(i)	–	–	–	(29)
NET INCOME (LOSS)	$ 331	$ (873)	$ 1,502	$ 337

BASIC EARNINGS (LOSS) PER SHARE OF COMMON							
STOCK(j)(k)							
Income (Loss) before Cumulative Effect of a Change in							
Accounting Principle	$ .33		$ (.88)		$ 1.50		$ .36
Cumulative Effect of a Change in Accounting Principle	–		–		–		(.03)
Net Income (Loss)	$ .33		$ (.88)		$ 1.50		$ .33
DILUTED EARNINGS (LOSS) PER SHARE OF COMMON							
STOCK(j)(k)							
Income (Loss) before Cumulative Effect of a Change in							
Accounting Principle	$ .33		$ (.88)		$ 1.49		$ .36
Cumulative Effect of a Change in Accounting Principle	–		–		–		(.03)
Net Income (Loss)	$ .33		$ (.88)		$ 1.49		$ .33
DIVIDENDS PER SHARE OF COMMON STOCK	$ .35		$ .35		$ 1.05		$ 1.05

FOOTNOTES TO CONSOLIDATED INCOME STATEMENT

(a) Year–to–date 2004 includes a charge of $150 in the Performance Materials segment to provide for the company's share of anticipated losses associated with DuPont Dow Elastomers LLC antitrust litigation matters.

Third quarter 2003 includes a $23 benefit resulting from a favorable arbitration ruling in the Pharmaceuticals segment. Year–to–date 2003 also includes an exchange gain of $30 resulting from a currency contract purchased to offset movement in the Canadian dollar in connection with the company's acquisition of minority shareholders' interest in DuPont Canada, and a benefit of $16 in the Textiles & Interiors segment from the favorable settlement of arbitration related to the Unifi Alliance.

(b) Third quarter 2004 includes a charge of $63 in the Electronic & Communication Technologies segment associated with the proposed settlement of the PFOA class action litigation in West Virginia. Year–to–date 2004 also includes a charge of $45 to establish the PFOA class action litigation reserve, as well as a charge of $36 in the Coatings & Color Technologies segment to provide for the settlement of litigation in Refinish.

Third quarter 2003 includes a $25 benefit in the Other segment from insurance proceeds related to the settled 1995 Benlate® class action suit. Year–to–date 2003 includes a charge of $78 related to this case, partly offset by the $25 in insurance proceeds.

(c) Year–to–date 2004 includes charges of $312 to sever approximately 2,700 employees in the following segments: Agriculture & Nutrition – $36; Coatings & Color Technologies – $64; Electronic & Communication Technologies – $42; Performance Materials – $45; Safety & Protection – $29; and Other – $96. Year–to–date 2004 also includes charges of $42 related to the impairment of certain European manufacturing assets in the Safety & Protection segment; $23 related to the shutdown of manufacturing assets at a U.S. facility in the Performance Materials segment; $29 to write off abandoned technology in the Other segment; and $27 to reflect a decline in the value of an investment security in the Electronic & Communication Technologies segment.

(d) Third quarter 2004 includes charges of $61 related to the separation of INVISTA and $41 related to the write–down of an equity affiliate to fair market value. Year–to–date 2004 includes an additional charge of $528, consisting of $183 due primarily to an increase in the book value of net assets sold and additional separation costs, and $345 related to an agreed upon reduction in sales price, and other changes in estimates associated with the sale.

Third quarter 2003 reflects INVISTA–related impairment charges of $1,236 to write down to estimated fair market value various manufacturing and other intangible assets held for sale, as well as investments in certain joint ventures,

E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES

SCHEDULE B

SPECIAL ITEMS(1)
(Dollars in millions, except per share)

	Pretax		After–Tax		($ Per Share)	
	2004	2003	2004	2003	2004	2003
1st Quarter – Total	$ (531)	$ (78)	$(296)	$ (51)	$(.30)	$ (.05)
2nd Quarter – Total	$ (661)	$ 108	$(302)	$ 52	$(.30)	$ .05
3rd Quarter :						
Textiles & Interiors–Related Items :						
Separation Charges	$ (61)	$(1,605)	$ (62)	$(1,039)	$(.06)	$(1.04)
Deferred Tax Benefits	–		13		.01	
Equity Affiliate Impairment	(41)		(32)		(.03)	
Total	(102)		(81)		(.08)	
PFOA Litigation Reserve	(63)		(41)		(.04)	

Insurance Proceeds – Benlate®		25		16		.02
Pharma Arbitration Ruling		23		15		.01
Corporate Tax–Related Items	35(2)		200		.20	
3rd Quarter – Total	$ (130)	$(1,557)	$ 78	$(1,008)	$ .08	$(1.01)
3rd Quarter YTD	$(1,322)	$(1,527)	$(520)	$(1,007)	$(.52)	$(1.01)

(1) See Notes to Consolidated Income Statement for additional details.
(2) Reported as Other Income on the Consolidated Income Statement.

E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES

SCHEDULE C

	Three Months Ended		Nine Months Ended	
CONSOLIDATED SEGMENT INFORMATION(1)	September 30,		September 30,	
(Dollars in millions)	2004	2003	2004	2003
SEGMENT SALES (2)				
Agriculture & Nutrition	$ 969	$ 803	$ 5,248	$ 4,479
Coatings & Color Technologies	1,476	1,378	4,453	4,066
Electronic & Communication Technologies	815	728	2,476	2,142

8-K

DD8K913
Filed on 09/13/2004 - Period: 09/13/2004
File Number 001-00815

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported) September 13, 2004

E. I. du Pont de Nemours and Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-815	51-0014090
(State or Other Jurisdiction Of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1007 Market Street
Wilmington, Delaware 19898
(Address of principal executive offices)

Registrant's telephone number, including area code: (302) 774-1000

Item 8.01 Other Events

The Registrant hereby files, in connection with Debt and/or Equity Securities that may be offered on a delayed or continuous basis under Registration Statements on Form S-3 (No. 33-53327, No. 33-60069 and No. 333-86363) the following information.

DuPont and attorneys for local residents who filed a class action lawsuit in 2001 over releases from DuPont's Washington Works plant of the chemical C-8, also known as PFOA, have reached an agreement in principle to settle the suit, officials from both parties announced today.

Critical components of the proposed settlement include C−8 water treatment facilities for area communities and creation of an expert panel to conduct a community study to assist it in evaluating whether there is a probable link between C−8 exposure and any human disease.

The settlement, which is pending approval in Wood County Circuit Court, calls for cash payments and expenditures valued at $85 million, plus attorneys' fees and expenses of $22.6 million. The settlement also addresses contingent medical monitoring funding.

The settlement proceeds will be directed into the Ohio and West Virginia communities in the vicinity of the Washington Works plant that comprise the class bringing the suit. As part of the settlement, DuPont has agreed to an initial cash payment of $70 million, $20 million of which will be used for health and education projects.

In addition, DuPont will also offer to provide six area water districts – Little Hocking, Lubeck, Belpre, Tuppers Plains, Mason County and Pomeroy – a state−of−the−art water treatment system designed to reduce the level of C−8 in the water supply to the lowest practicable levels as specified by the water districts. The company will offer the same technology or its equivalent to residents of those districts whose sole source of drinking water is a private well. The company estimates the cost for water treatment at $10 million.

The other key component to the settlement is the creation of an independent panel of experts to evaluate available scientific evidence on the extent of any probable link between exposure to PFOA and any human disease, including birth defects. Toward that end, this independent panel will also design and conduct a health study in the communities exposed to PFOA. DuPont will fund this study at an estimated cost of $5 million.

If the independent panel concludes that a probable link exists between exposure to PFOA and any diseases, DuPont will also fund a medical monitoring program for up to $235 million, in $1 million intervals, to pay for such medical testing. In this event, DuPont will not contest general causation between PFOA and any such disease in any personal injury claims that plaintiffs may pursue. If no such probable link is found, plaintiffs' personal injury claims and related punitive damage claims would be released at that point.

All of the plaintiffs' other claims for relief, including medical monitoring, injunctive relief, property damage, and all claims for punitive damage related to such claims, will be released upon final court approval of the settlement. DuPont's obligations for water treatment would cease only if the scientific panel finds no probable link between PFOA exposure and any disease.

9/13/04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E. I. DU PONT DE NEMOURS AND COMPANY
(Registrant)

/s/ D. B. Smith
D. B. Smith
Vice President & Controller

September 13, 2004

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

E. I. DU PONT DE NEMOURS AND COMPANY SECOND QUARTER 2004 10-Q
Filed on 08/05/2004 - Period: 06/30/2004
File Number 001-00815

In the 41 reopener cases, the Florida federal court dismissed the 19 cases pending before it on July 26, 2004; plaintiffs may appeal. Five additional federal cases were dismissed voluntarily and are pending court approval. Eleven of the remaining reopener cases are in various stages of development in trial and appellate courts in Florida. In February 2004, the federal district court in Hawaii dismissed the five reopener cases pending before it. The plaintiffs have filed a notice of appeal to the Ninth Circuit Court of Appeals. The remaining case is pending in state court in Hawaii.

(Dollars in millions, except per share)

In the four cases involving allegations that Benlate® caused birth defects to children exposed in utero, the federal court in West Virginia dismissed the case pending before it on the grounds of insufficient scientific support for causation. On January 27, 2004, the Fourth Circuit Court of Appeals affirmed the dismissal. Plaintiffs are seeking review by the U.S. Supreme Court. The remaining three cases are pending in Delaware. In one of these cases, DuPont argued its motion to dismiss the case due to insufficient scientific support for causation. The court has not yet ruled on the motion. The case is scheduled for trial in October 2004. The remaining two cases will be scheduled for trial after the conclusion of the October 2004 trial.

The 28 cases involving damage to shrimp are pending against the company in state court in Broward County, Florida. These cases were brought by Ecuadorian shrimp farmers who allege that Benlate® OD applied to banana plantations in Ecuador ran–off and was deposited in plaintiffs' shrimp farms, causing massive numbers of shrimp to die. DuPont contends that the injuries alleged are attributable to a virus, Taura Syndrome Virus, and in no way involve Benlate® OD. One case was tried in the fall of 2000 and another in early 2001. Both trials resulted in adverse judgments of approximately $14 each. The company appealed the judgments in both cases. On September 17, 2003, the intermediate appellate court reversed the adverse verdict against DuPont in the first case and the plaintiffs sought review of this ruling by the Florida Supreme Court. On February 11, 2004, the Florida Supreme Court declined to review the matter. The company has sought entry of judgment in its favor from the trial court. On March 31, 2004, the intermediate appellate court reversed the verdict in the second case and ordered judgment entered for DuPont. The plaintiffs are expected to seek review by the Florida Supreme Court. An accrual has not been established for either case because the company has concluded that it is not probable that the adverse judgments at the trial level ultimately will be upheld. The 26 untried cases are on hold pending the resolution of the appeal of the case tried early in 2001.

DuPont does not believe that Benlate® caused the damages alleged in each of these cases and denies the allegations of fraud and misconduct. DuPont continues to defend itself in ongoing matters. As of June 30, 2004, DuPont has incurred costs and expenses of approximately $1,900 associated with these matters. The company has recovered approximately $250 of its costs and expenses through insurance. While management recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

For purposes of this report, the term PFOA means collectively perfluorooctanoic acid and its salts, including the ammonium salt, and does not distinguish between the two forms. DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at various sites around the world, including its Washington Works plant in West Virginia. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the waste stream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there is evidence indicating that telomer chemistry can form small trace amounts of PFOA.

(Dollars in millions, except per share)

On April 14, 2003, the United States Environmental Protection Agency (EPA) issued a preliminary risk assessment on PFOA. It indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that there remains considerable scientific uncertainty regarding potential risks associated with PFOA. However, the EPA has said that it does not believe there is any reason for consumers to stop using any consumer or industrial–related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. In addition, the EPA invited interested parties to participate in publicly negotiated agreements known as enforceable consent agreements, or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont expects that this process will continue well into 2004.

Based on over fifty years of industry experience and extensive scientific study, DuPont believes there is no evidence that PFOA causes any adverse human health effects or harm to the environment. However, DuPont respects the EPA's position raising questions about exposure routes and the potential toxicity of PFOA and is undertaking voluntary programs concerning PFOA and fluorinated telomers. DuPont, as well as other companies, have outlined plans for continued research, emission reduction activities, and product stewardship activities to help address the EPA's questions.

In early July 2004, the EPA filed an administrative complaint against DuPont alleging that the company failed to comply with the technical reporting requirements of the Toxic Tort Substances Control Act (TSCA) and the Resource Conservation and Recovery Act (RCRA) regarding PFOA. The allegations relate to information about PFOA for a period beginning in June 1981 through March 2001. The complaint references the penalty provisions under the two federal laws, but it does not seek a specific penalty against DuPont at this time. It is clear that the EPA's allegations are about administrative reporting and not about the safety of PFOA or products that use PFOA in their manufacture. Furthermore, the company believes that it has complied with such reporting requirements and intends to vigorously defend its position. DuPont intends to file a formal denial to the Agency's complaint.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. In addition, the class seeks diminution of property values, and punitive damages plus injunctive relief to stop releases of PFOA. The class, which could be as large as fifty thousand individuals, has been defined as anyone who has consumed drinking water containing quantifiable levels (0.05 parts per billion) of PFOA. The Lubeck Public Service District and plaintiffs reached a settlement agreement that has been approved by the court. DuPont does not believe that consumption of drinking water with low levels of PFOA has caused or will cause deleterious health effects. September 20, 2004 has been set as the trial date for this action and DuPont intends to defend itself vigorously in this matter. While DuPont does not believe that its use of PFOA has caused or will cause any deleterious health effects, management recognizes that losses related to PFOA may be incurred and a reserve of $45 has been established.

While management recognizes that it is reasonably possible that additional losses related to PFOA may be incurred, a range of such losses cannot be reasonably estimated at this time.

(Dollars in millions, except per share)

Amortization of prior service cost		(47)		(39)		(91)		(77)
Curtailment gain		(436)*		–		(436)		–
Net periodic benefit cost		$(396)		$ 75		$(350)		$151

* Reflects a curtailment gain due to the sale of INVISTA.

The company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute approximately $300 to its pension plans other than the principal U.S. pension plan and $420 to its other postretirement benefit plans in 2004. As of June 30, 2004, contributions of $225 have been made to its pension plans other than the principal U.S. pension plan and the company anticipates additional contributions of $95 throughout 2004. In addition, the company has made benefit payments of $210 related to its other postretirement benefit plans as of June 30, 2004. No contributions are currently required to be made to the principal U.S. pension plan trust fund by funding requirements or laws. Although the company is permitted to make a tax deductible discretionary contribution to the principal U.S. pension plan trust fund in 2004, no decision has been made to make such a contribution.

Note 15. Derivatives and Other Hedging Instruments

The company's objectives and strategies for holding derivative instruments are included in Note 29 to the company's consolidated financial statements included in the company's Annual Report on Form 10–K for the year ended December 31, 2003. During the three– and six–month periods ended June 30, 2004, hedge ineffectiveness of $(1) and $1, respectively, was reported in earnings. There were no hedge gains or losses excluded from the assessment of hedge effectiveness or reclassifications to earnings for forecasted transactions that did not occur related to cash flow hedges. The table below summarizes the effect of cash flow hedges on accumulated other comprehensive income (loss) for the period:

	Three Months Ended June 30, 2004			Six Months Ended June 30, 2004		
	Pretax	Tax	After–Tax	Pretax	Tax	After–Tax
Beginning balance	$27	$(10)	$17	$(13)	$ 5	$ (8)
Additions and revaluations of derivatives designated as cash flow hedges	(6)	2	(4)	31	(12)	19
Clearance of hedge results to earnings	(6)	2	(4)	(3)	1	(2)
Ending balance	$15	$ (6)	$ 9	$ 15	$ (6)	$ 9
Portion of ending balance expected to be reclassified into earnings over the next twelve months	$12	$ (5)	$ 7	$ 12	$ (5)	$ 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)
(continued)

Note 16. Segment Information

	Three Months Ended June 30,		Six Months Ended June 30,	
CONSOLIDATED SEGMENT INFORMATION (1)	2004	2003	2004	2003

SEGMENT SALES (2)							
Agriculture & Nutrition		$2,077		$1,886		$ 4,279	$ 3,676
Coatings & Color Technologies		1,560		1,419		2,977	2,688
Electronic & Communication Technologies		845		737		1,661	1,414
Performance Materials		1,703		1,354		3,222	2,690
Safety & Protection		1,168		1,062		2,256	2,048
Textiles & Interiors		826 (3)		1,779		2,709	3,496
Other		13		3		25	5
	&bsp;						
Total Segment Sales		8,192		8,240		17,129	16,017
Elimination of Transfers		(157)		(254)		(408)	(473)
Elimination of Equity Affiliate Sales		(508)		(617)		(1,121)	(1,167)
CONSOLIDATED NET SALES		$7,527		$7,369		$15,600	$14,377
PRETAX OPERATING INCOME (LOSS) (PTOI) (4)(5)							
Agriculture & Nutrition (6)		$ 446		$ 501		$ 1,076	$ 1,019
Coatings & Color Technologies (7)		150		214		303	355
Electronic & Communication Technologies (8)		(27)		49		65	81
Performance Materials (9)		103		120		109	253
Pharmaceuticals		174		88		322	241
Safety & Protection (10)		163		220		395	426
Textiles & Interiors (11)		(168)		25		(363)	30
Other (12)		(173)		(61)		(206)	(167)
Total Segment PTOI		668		1,156		1,701	2,238
Exchange Gains and Losses (13)		(76)		(42)		(89)	(92)
Corporate Expenses & Interest		(229)		(233)		(442)	(445)
Income Before Income Taxes and Minority							
Interests		$ 363		$ 881		$ 1,170	$ 1,701

SIGNIFICANT CHANGES IN SEGMENT NET ASSETS		June 30, 2004		December 31, 2003
Textiles & Interiors (14)		$683		$4,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)
(continued)

FOOTNOTES TO CONSOLIDATED SEGMENT INFORMATION

(1) Certain reclassifications of segment data have been made to reflect 2004 changes in organizational structure.

(2) Includes transfers and pro rata share of equity affiliate sales.

(3) Reflects sales for the month of April 2004 (divestiture was completed April 30).

(4) Segment PTOI is defined as operating income before income taxes, minority interests, exchange gains (losses), corporate expenses, interest, and the cumulative effect of changes in accounting principles.

(5) Second quarter 2004 charges of $312 result from employee separations in the following segments: Agriculture & Nutrition – $36; Coatings & Color Technologies – $64; Electronic & Communication Technologies – $42; Performance Materials – $45; Safety & Protection – $29; and Other – $96.

(6) Second quarter 2003 includes a $62 non–operating gain associated with the formation of a majority–owned venture, The Solae Company, with Bunge Limited.

(7) Year–to–date 2004 includes a charge of $36 to provide for the settlement of litigation in Refinish.

(8) Second quarter 2004 includes a charge of $45 to establish a reserve in connection with PFOA class action litigation in West Virginia, and a charge of $27 to reflect a decline in the value of an investment.

(9) Second quarter 2004 includes a charge of $23 associated with the shutdown of manufacturing assets at a U.S. facility. Year–to–date 2004 includes a charge of $150 to provide for the company's share of anticipated losses associated with DDE antitrust litigation matters.

(10) During second quarter 2004, the company recorded a charge of $42 related to the impairment of certain European manufacturing assets.

(11) During second quarter 2004, the company recorded a charge of $183 related to the divestiture of INVISTA. This charge primarily reflects an increase in the book value of the net assets sold and additional separation costs. Year–to–date 2004 reflects an additional charge of $345 related to the separation, including a $240 reduction in sales price.

Second quarter 2003 includes a benefit of $16 from the favorable settlement of arbitration related to the Unifi Alliance.

(12) During second quarter 2004, the company recorded a charge of $29 to write off abandoned technology.

Year–to–date 2003 includes a charge of $78 to provide for settlement of the 1995 Benlate® shareholder litigation case.

(13)

Worldwide	$15.6	9	1	4	7	(3)
U.S.	7.1	4	2	–	5	(3)
Europe	4.6	13	–	12	4	(3)
Asia Pacific	2.4	13	–	5	15	(7)
Canada & Latin America	1.5	9	–	3	7	(1)

* Reflects the impact of the April 30, 2004 sale of INVISTA, partly offset by the impact of consolidating DDE beginning in the second quarter 2004. In addition, includes the impact of the acquisition of the remaining interest in Fibra and the formation of The Solae Company in the second quarter 2003.

Other Income

Second quarter 2004 Other income totaled $205 million versus $146 million in the prior year, an increase in $59 million or 40 percent. This reflects higher income from Cozaar® / Hyzaar® and an increase in equity earnings of affiliates, which were partly offset by higher exchange losses.

For the six months ended June 30, 2004, other income was $337 million as compared to $324 million last year. Year–to–date 2004 benefited from an increase in equity earnings of affiliates and higher income from Cozaar® /Hyzaar® . These were partly offset by a $150 million charge to provide for the company's share of estimated losses associated with the DDE antitrust litigation matters (see Note 12).

Cost of Goods Sold and Other Operating Charges

Cost of goods sold and other operating charges totaled $5,455 million in the second quarter versus $5,386 million in the prior year. For the six–month period, Cost of goods sold and other operating charges was $11,212 million and $10,554 million in 2004 and 2003, respectively. As a percent of net sales, Cost of goods sold and other operating charges was 72 percent for the three– and six–month periods ended June 30, 2004, versus 73 percent for the three– and six–month periods ended June 30, 2003. The three– and six–month periods in 2004 reflect the absence of depreciation on substantially all of the assets of the Textiles & Interiors segment and the $45 million charge to establish a reserve in connection with PFOA class action litigation.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) totaled $828 million for the quarter versus $805 million in the prior year, an increase of 3 percent. Year–to–date SG&A totaled $1,648 million versus $1,551 million in 2003, an increase of 6 percent. The overall dollar increase is primarily due to the impact of currency and the consolidation of DDE. As a percent of net sales, SG&A was approximately 11 percent for the three– and six–month periods in 2004 and 2003.

Research and Development Expense

Research and development expense (R&D) totaled $333 million for the second quarter of 2004 versus $357 million in the prior year, a decrease of almost 7 percent primarily due to the sale of INVISTA. Year–to–date R&D was $670 million and $672 million in 2004 and 2003, respectively.

including a $240 million reduction of the sales price.

The company also has plans underway to sell the remaining assets of the Textiles & Interiors segment not purchased by Koch.

Provision for Income Taxes

The effective income tax rates (EITR) for the second quarter 2004 and 2003 were (33.9) percent and 19.1 percent, respectively. Year–to–date EITR for 2004 and 2003 were 0.3 percent and 23.5 percent, respectively. The most significant impact on the EITR for both the quarter and year–to–date were 2004 tax benefits recorded on the special items noted in the table on the following page. In second quarter 2004, these were primarily an increase in the deferred tax assets in two European subsidiaries for their tax basis investment losses and other tax benefits associated with the separation of INVISTA. For year–to–date 2004, these benefits plus additional tax benefits on the separation of INVISTA recorded in the first quarter 2004 were offset in part by a minimal tax benefit recorded on the DDE litigation expense.

Minority Interests in Earnings of Consolidated Subsidiaries

Minority interests reflects benefits of $17 million for second quarter 2004 and $4 million for the six months ended June 30, 2004 as compared to charges of $38 million and $63 million for the same periods last year. Second quarter 2004 reflects a minority interest adjustment related to accounting for the company's consolidation of DDE as a variable interest entity.

Net Income

Second quarter net income was $503 million, or $0.50 per share, compared to $675 million, or $0.67 per share, in the second quarter of 2003. The decrease in income principally reflects significant current period net charges related to the sale of INVISTA, employee separations, litigation, and asset impairments totaling $302 million after–tax. (See summary of special items in the table below.) Improvements to net income were derived from higher sales volumes and selling prices, as well as increased Pharmaceuticals earnings.

Net income for the six months ended June 30, 2004 was $1,171 million, or $1.16 per share, compared to $1,210 million, or $1.21 per share, for the same period in 2003. The decrease in income reflects, in part, net charges related to the sale of INVISTA, employee separations, litigation, and asset impairments totaling $598 million after–tax, or $0.60 per share, as summarized in the special items table below. Nearly offsetting these charges were improvements to net income resulting from higher sales volumes and selling prices, currency benefit, increased Pharmaceuticals earnings, and a lower income tax rate.

						Diluted
		Pretax		After–Tax		Earnings
Special Items		Benefit		Benefit		(Loss)
(Dollars in millions, except per share)		(Charge)		(Charge)		Per Share
2004						
1st Quarter						

DuPont Dow Elastomers LLC litigation	$(150)	$(138)	$(0.14)
Automotive Refinish litigation	(36)	(23)	(0.02)
INVISTA separation charges	(345)	(135)	(0.14)
1st Quarter Total	$(531)	$(296)	$(0.30)
2nd Quarter			
INVISTA–related items:			
Separation charges	$(183)	$ (78)	$(0.08)
Deferred tax benefits	–	124	0.12
Employee separation costs and asset			
impairment charges	(433)	(319)	(0.31)
PFOA class action litigation reserve	(45)	(29)	(0.03)
2nd Quarter Total	$(661)	$(302)	$(0.30)
2003			
1st Quarter			
Benlate® litigation	$ (78)	$ (51)	$(0.05)
2nd Quarter			
Agriculture & Nutrition – The Solae			
Company non–operating gain	$ 62	$ 41	$ 0.04
Textiles & Interiors – Unifi Settlement	16	10	0.01
Gain on Canadian currency contract	30	18	0.02
Minority interest redemption	–	(17)	(0.02)
2nd Quarter Total	$ 108	$ 52	$ 0.05

Segment Reviews

Summarized below are comments on individual segment sales and pretax operating income (PTOI) for the three– and six–month periods ended June 30, 2004 compared with the same periods in 2003. Segment PTOI is defined as operating income before income taxes, minority interests, exchange gains (losses), corporate expenses, interest, and the cumulative effect of changes in accounting principles.

Agriculture & Nutrition – Second quarter sales of $2.1 billion were 10 percent higher reflecting 5 percent higher U.S. dollar selling prices and 5 percent higher volume. PTOI for the quarter was $446 million versus $501 million in the prior year, which included a non–operating gain of $62 million associated with the formation of The Solae Company. The current quarter earnings reflect employee separation charges of $36 million, more than offset by increased earnings from higher average prices for crop production products and higher segment sales volumes, partly offset by higher raw material costs.

Year–to–date sales of $4.3 billion were 16 percent higher reflecting 8 percent higher U.S. dollar selling prices, 5 percent higher volume, and a 3 percent benefit attributable to additional sales from The Solae Company. For the seasonally high first half of the year, PTOI was $1,076 million versus $1,019 million in the same period last year. The increase in earnings reflects higher average prices for crop production products, higher segment sales volumes and a currency benefit from the weaker U.S. dollar, partly offset by higher raw material costs, employee separation costs, and the absence of the second quarter 2003 gain on the formation of The Solae Company.

Coatings & Color Technologies – Second quarter sales of $1.6 billion were up 10 percent, principally reflecting 6 percent higher U.S. dollar selling prices (primarily due to currency) and 4 percent higher volume. PTOI was $150 million versus $214 million in the prior year. The decline in earnings reflects $64 million in charges for employee separation costs. The benefit of higher selling prices and sales volumes was offset by increases in raw material and other costs.

Year–to–date sales of $3.0 billion were up 11 percent, principally reflecting 7 percent higher U.S. dollar selling prices (primarily due to currency) and 4 percent higher volume. PTOI was $303 million versus $355 million in the prior year. Year–to–date 2004 included charges which totaled $100 million for employee separation costs and an automotive refinish litigation settlement. The benefit to earnings from currency, selling prices and sales volumes was partly offset by the impact of increases in raw materials and other costs.

Electronic & Communication Technologies – Sales in the quarter of $845 million were up 15 percent, reflecting 14 percent higher volumes and 1 percent higher U.S. dollar selling prices. The latter reflects the currency benefit from a weaker dollar, partly offset by lower local currency selling prices. PTOI was a loss of $27 million versus earnings of $49 million last year. The earnings decline reflects charges in the quarter totaling $114 million for employee separation costs, the PFOA class action litigation reserve and write–down of an investment. These charges were partly offset by the increased earnings from substantially higher sales volumes as well as a currency benefit from the weaker dollar.

Year–to–date sales of $1.7 billion were up 17 percent, reflecting 15 percent higher volumes and 2 percent higher U.S. dollar selling prices. The latter reflects the currency benefit from a weaker dollar, partly offset by lower local currency selling prices. PTOI was $65 million versus $81 million last year. The earnings decline reflects the charges discussed above for the second quarter, largely offset by the earnings benefit from substantially higher sales volumes and a weaker dollar.

Performance Materials – Sales of $1.7 billion were up 26 percent reflecting 10 percent higher volume, 4 percent higher U.S. dollar selling prices, and a 12 percent increase resulting from consolidating DDE beginning in April 2004. PTOI was $103 million compared to $120 million last year. The decline in earnings principally reflects second quarter charges totaling $68 million for employee separation costs and shutdown of manufacturing assets at a U.S. plant, largely offset by earnings from higher sales volumes and currency benefit.

Year–to–date sales of $3.2 billion were up 20 percent reflecting 9 percent higher volume and 5 percent higher U.S. dollar selling prices, the latter reflecting the weaker dollar, and a 6 percent benefit from consolidating DDE sales. PTOI was $109 million compared to $253 million last year. The decline in earnings principally reflects a $150 million charge related to the DDE antitrust litigation matters, in addition to the $68 million second quarter charges discussed above. These charges were partly offset by earnings generated from higher sales volumes and a currency benefit.

Pharmaceuticals – Second quarter PTOI of $174 million increased substantially from the second quarter 2003 PTOI of $88 million, reflecting higher Cozaar® /Hyzaar® income. Year–to–date PTOI of $322 million was 34 percent higher than 2003 PTOI of $241 million.

Safety & Protection – Second quarter sales of $1.2 billion were up 10 percent due to 3 percent higher U.S. dollar selling prices, principally reflecting the weaker dollar, and 7 percent higher volume. PTOI of $163 million decreased from $220 million in the prior year reflecting employee separation charges of $29 million and a $42 million impairment charge for certain European manufacturing assets. These charges were partly offset by earnings from higher sales volumes.

Year–to–date sales of $2.3 billion were up 10 percent due to 4 percent higher U.S. dollar selling prices, principally reflecting the weaker dollar, and 6 percent higher volume. PTOI of $395 million decreased

These matters have been discussed with the company's Audit Committee, and the company is taking appropriate steps to make necessary improvements and enhance the reliability of its internal control over financial reporting.

PART

II. OTHER INFORMATION

Item 1.

LEGAL PROCEEDINGS

Benlate®

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading Benlate® .

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading PFOA.

DuPont Dow Elastomers LLC

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading DuPont Dow Elastomers LLC.

Environmental Proceedings

PFOA: West Virginia and Ohio Departments of Environmental Protection

For purposes of this report, the term PFOA means collectively perfluorooctanoic acid and its salts, including the ammonium salt, and does not distinguish between the two forms. DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at its Washington Works plant in Wood County, West Virginia. Currently, DuPont recovers or destroys 98 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant.

In November 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a multimedia Consent Order (the WV Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. As a result of this process, WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report in August 2002. In the report, the WVDEP established a screening level of 150 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. None of the local sources for drinking water has tested at or above the screening level. The report established a screening level of 1 microgram per cubic meter for air. DuPont recently submitted to the WVDEP its initial air dispersion modeling results for the period between September 2002 and August 2003 which demonstrated that the air screening level was not exceeded during the time period.

Unless DuPont violates its terms, the WV Order does not call for sanctions. DuPont has completed all major activities currently required by the WV Order and has spent approximately $3.7 million through June 30, 2004, in connection with these activities. DuPont committed to conduct additional environmental monitoring in and around the Washington Works plant. As recommended by WVDEP, this testing began in 2004 and will end in 2006.

Environmental sampling of the PFOA levels in the groundwater and drinking water has been conducted across the Ohio River pursuant to a Memorandum of Understanding among DuPont, the Ohio Environmental Protection Agency, the WVDEP, and the Division of Health and Human Resources, (the MOU). Under the MOU, these results were shared with the Ohio EPA. Also, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia, pursuant to the MOU. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the WV Order. Since the PFOA concentrations in drinking water tested to date are significantly below the screening level, it is unlikely that DuPont will be required to provide alternative drinking water under the SDWC Order. Pursuant to discussions with, and recommendations from the Ohio EPA, DuPont is conducting additional environmental monitoring in Ohio, starting in 2004 and ending in 2006.

New Johnsonville, Tennessee

The EPA conducted a multi–media audit of DuPont's titanium dioxide plant in New Johnsonville, Tennessee in the summer of 2001. In December 2002, the EPA alleged certain potential violations by DuPont and its contractor under Section 608 of the Clean Air Act (CAA) regarding refrigerant emissions. The EPA requested substantial information and documents regarding the repair, charging and maintenance of the refrigerant machines at the New Johnsonville plant from DuPont's contractor responsible for the repair and maintenance of certain of the refrigeration machines at the plant. A substantial number of documents was provided to the EPA.

DuPont, the EPA and the Department of Justice (DOJ) are actively pursuing settlement. The EPA and DOJ concluded that DuPont's contractor would not be considered an "operator" for the refrigeration machines under the CAA and essentially dropped the contractor from further settlement discussions. DuPont anticipates resolution of this matter in the third quarter of 2004.

Item 2. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

Issuer Purchases of Equity Securities

The following table provides information with respect to purchases of common stock of the company made during the period ended June 30, 2004, by the company.

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program (2)	Approximate Dollar Value of Shares That May Yet be Purchased Under the Program
April 1, 2004 – April 30, 2004	762	$43.74	–	N/A
May 1, 2004 – May 31, 2004	2,075	43.15	–	N/A
June 1, 2004 – June 30, 2004	1,756,121	43.68	1,751,000	$1,923,478,200
Total	1,758,958	43.68	1,751,000	$1,923,478,200

(1) Includes shares related to net option exercises to pay the exercise price of options.

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

8-K

DUPONT REPORTS SECOND QUARTER 2004 EARNINGS
Filed on 07/27/2004 - Period: 06/30/2004
File Number 001-00815

SCHEDULE A

	Three Months Ended			Six Months Ended	
CONSOLIDATED INCOME STATEMENT	June 30,			June 30,	
(Dollars in millions, except per share)	2004	2003		2004	2003
NET SALES	$7,527	$7,369		$15,600	$14,377
Other Income(a)	205	146		337	324
Total	7,732	7,515		15,937	14,701
Cost of Goods Sold and Other Operating Charges(b)	5,455	5,386		11,212	10,554
Selling, General and Administrative Expenses	828	805		1,648	1,551
Amortization of Intangible Assets	56	61		110	117
Research and Development Expense	333	357		670	672
Interest Expense	81	87		166	168
Employee Separation Costs and Asset Impairment Charges(c)	433	–		433	–
Separation Charges – Textiles & Interiors(d)	183	–		528	–
Gain on Sale of Interest by Subsidiary – Non–operating(e)	–	(62)		–	(62)
Total	7,369	6,634		14,767	13,000
INCOME BEFORE INCOME TAXES AND					
MINORITY INTERESTS	363	881		1,170	1,701
Provision for (Benefit from) Income Taxes(f)	(123)	168		3	399
Minority Interests in Earnings of Consolidated Subsidiaries(g)	(17)	38		(4)	63
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE					
IN ACCOUNTING PRINCIPLE	503	675		1,171	1,239
Cumulative Effect of a Change in Accounting Principle,					
Net of Income Taxes(h)	–	–		–	(29)
NET INCOME	$ 503	$ 675		$ 1,171	$ 1,210
BASIC EARNINGS PER SHARE OF COMMON STOCK(i)(j)					
Income before Cumulative Effect of a Change in					
Accounting Principle	$ 0.50	$ 0.67		$ 1.17	$ 1.24
Cumulative Effect of a Change in Accounting Principle	–	–		–	(0.03)
Net Income	$ 0.50	$ 0.67		$ 1.17	$ 1.21
DILUTED EARNINGS PER SHARE OF COMMON STOCK(i)(j)					
Income before Cumulative Effect of a Change in					
Accounting Principle	$ 0.50	$ 0.67		$ 1.16	$ 1.24
Cumulative Effect of a Change in Accounting Principle	–	–		–	(0.03)
Net Income	$ 0.50	$ 0.67		$ 1.16	$ 1.21
DIVIDENDS PER SHARE OF COMMON STOCK	$ 0.35	$ 0.35		$ 0.70	$ 0.70

NOTES TO CONSOLIDATED INCOME STATEMENT

(a) Year–to–date 2004 includes a charge of $150 to provide for the company's share of anticipated losses associated with DuPont Dow Elastomers LLC antitrust litigation matters.

Second quarter 2003 includes an exchange gain of $30 resulting from a currency contract purchased to offset movement in the Canadian dollar in connection with the company's acquisition of minority shareholders' interest in DuPont Canada, and a benefit of $16 from the favorable settlement of arbitration related to the Unifi Alliance.

(b) Second quarter 2004 includes a charge of $45 to establish a reserve in connection with PFOA class action litigation in West Virginia. Year–to–date 2004 also includes a charge of $36 to provide for the settlement of litigation in Refinish. Year–to–date 2003 includes a charge of $78 to provide for settlement of the 1995 Benlate® shareholder litigation case.

(c) During second quarter 2004, the company recorded corporate restructuring and asset impairment charges totaling $433. This includes $312 associated with the separation costs for approximately 2,700 employees. In addition, charges include $42 related to the impairment of certain European manufacturing assets, $23 related to the shutdown of manufacturing assets at a U.S. facility, $29 to write off abandoned technology, and $27 to reflect a decline in the value of an investment security.

(d) During second quarter 2004, the company recorded a charge of $183 related to the divestiture of INVISTA. This charge primarily reflects an increase in the book value of the net assets sold and additional separation costs. Year–to–date 2004 reflects an additional INVISTA–related charge of $345 which includes an agreed upon reduction in sales price of $240, and other changes in estimates associated with the sale.

(e) Second quarter 2003 includes a $62 non–operating gain associated with the formation of a majority–owned venture, The Solae Company, with Bunge Limited.

(f) Second quarter 2004 reflects benefits of $105 associated with the separation of INVISTA and $124 associated with recording an increase in deferred tax assets in two European subsidiaries for their tax basis investment losses recognized on local tax returns. Year–to–date 2004 includes additional INVISTA–related tax benefits of $210.

(g) Second quarter 2004 reflects a minority interest adjustment related to accounting for the company's consolidation of DuPont Dow Elastomers LLC as a variable interest entity.

Second quarter 2003 includes a charge of $17 for the early extinguishment of the company's Minority Interest Structures in preparation for the planned separation of INVISTA.

(h) The company's adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," resulted in a cumulative effect adjustment to income of $29 effective January 1, 2003.

(i) Earnings per share are calculated on the basis of the following average number of common shares outstanding:

	Three Months Ended		Six Months Ended	
	June 30		June 30	
	Basic	Diluted	Basic	Diluted
2004	1,000,559,397	1,005,278,448	999,901,079	1,004,484,286
2003	996,617,369	1,000,066,463	996,187,018	999,131,670

(j) Year–to–date earnings per share do not equal the sum of quarterly earnings per share due to changes in average share calculations.

E. I. DU PONT DE NEMOURS AND COMPANY AND CONSOLIDATED SUBSIDIARIES

SCHEDULE C

	Three Months Ended				Six Months Ended		
CONSOLIDATED SEGMENT INFORMATION(a)	June 30,				June 30,		
(Dollars in millions)	2004		2003		2004		2003
SEGMENT SALES (b)							
Agriculture & Nutrition	$2,077		$1,886		$ 4,279		$ 3,676
Coatings & Color Technologies	1,560		1,419		2,977		2,688
Electronic & Communication Technologies	845		737		1,661		1,414
Performance Materials	1,703		1,354		3,222		2,690
Safety & Protection	1,168		1,062		2,256		2,048
Textiles & Interiors	826		1,779		2,709		3,496
Other	13		3		25		5
Total Segment Sales	8,192		8,240		17,129		16,017
Elimination of Transfers	(157)		(254)		(408)		(473)
Elimination of Equity Affiliate Sales	(508)		(617)		(1,121)		(1,167)
CONSOLIDATED NET SALES	$7,527		$7,369		$15,600		$14,377
PRE-TAX OPERATING INCOME							
(LOSS) (PTOI)(c)							
Agriculture & Nutrition(d)	$ 446		$ 501		$ 1,076		$ 1,019
Coatings & Color Technologies(e)	150		214		303		355

Electronic & Communication Technologies(f)	(27)	49	65	81
Performance Materials(g)	103	120	109	253
Pharmaceuticals	174	88	322	241
Safety & Protection(h)	163	220	395	426
Textiles & Interiors(i)	(168)	25	(363)	30
Other(j)	(173)	(61)	(206)	(167)
Total Segment PTOI	668	1,156	1,701	2,238
Exchange Gains and Losses(k)	(76)	(42)	(89)	(92)
Corporate Expenses & Interest	(229)	(233)	(442)	(445)
INCOME BEFORE INCOME TAXES AND				
MINORITY INTERESTS	$ 363	$ 881	$ 1,170	$ 1,701

NOTES TO CONSOLIDATED SEGMENT INFORMATION

(a) Certain reclassifications of segment data have been made to reflect changes in organizational structure.

(b) Includes transfers and pro rata share of equity affiliate sales.

(c) Second quarter 2004 charges of $312 result from employee separations in the following segments: Agriculture & Nutrition – $36; Coatings & Color Technologies – $64; Electronic & Communications Technologies – $42; Performance Materials – $45; Safety & Protection – $29; and Other – $96.

(d) Second quarter 2003 includes a $62 non–operating gain associated with the formation of a majority–owned venture, The Solae Company, with Bunge Limited.

(e) Year–to–date 2004 includes a charge of $36 to provide for the settlement of litigation in Refinish.

(f) Second quarter 2004 includes a charge of $45 to establish a reserve in connection with PFOA class action litigation in West Virginia, and a charge of $27 to reflect a decline in the value of an investment security.

(g)

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

E. I. DU PONT DE NEMOURS AND COMPANY FIRST QUARTER 10-Q
Filed on 05/07/2004 - Period: 03/31/2004
File Number 001-00815

(Dollars in millions, except per share)
(continued)

In the four cases involving allegations that Benlate® caused birth defects to children exposed in utero, the federal court in West Virginia dismissed the case pending before it on the grounds of insufficient scientific support for causation. On January 27, 2004, the Fourth Circuit Court of Appeals affirmed the dismissal. Plaintiffs are seeking review by the U.S. Supreme Court. The remaining three cases are pending in Delaware. Two of these cases were dismissed for not being timely filed and were appealed to the Delaware Supreme Court. In April of 2003, the Delaware Supreme Court reversed the dismissals and remanded these two cases, involving six plaintiffs, to the trial court for further proceedings. In the third case pending in Delaware, DuPont argued its motion to dismiss the case due to insufficient scientific support for causation. The court has not yet ruled on the motion. The case is scheduled for trial in October of 2004. A trial date has been set in April 2005 for two of the remaining six plaintiffs in Delaware. A fifth case tried in Florida, ultimately resulted in a ruling for the plaintiffs. In 2003, DuPont paid the judgment of approximately $6.8 and the case has been closed. DuPont does not expect the Florida Supreme Court's decision to have precedential value in the three cases pending in Delaware since Florida uses a different standard to determine admissibility.

The 28 cases involving damage to shrimp are pending against the company in state court in Broward County, Florida. These cases were brought by Ecuadorian shrimp farmers who allege that Benlate® OD applied to banana plantations in Ecuador ran–off and was deposited in plaintiffs' shrimp farms, causing massive numbers of shrimp to die. DuPont contends that the injuries alleged are attributable to a virus, Taura Syndrome Virus, and in no way involve Benlate® OD. One case was tried in the fall of 2000 and another in early 2001. Both trials resulted in adverse judgments of approximately $14 each. The company appealed the judgments in both cases. On September 17, 2003, the intermediate appellate court reversed the adverse verdict against DuPont in the first case and the plaintiffs sought review of this ruling by the Florida Supreme Court. On February 11, 2004, the Florida Supreme Court declined to review the matter. The company has sought entry of judgment in its favor from the trial court. On March 31, 2004, the intermediate appellate court reversed the verdict in the second case and ordered judgment entered for DuPont. The plaintiffs are expected to seek review by the Florida Supreme Court. An accrual has not been established for either case because the company has concluded that it is not probable that the adverse judgments at the trial level ultimately will be upheld. The 26 untried cases are on hold pending the resolution of the appeal of the case tried early in 2001.

DuPont does not believe that Benlate® caused the damages alleged in each of these cases and denies the allegations of fraud and misconduct. DuPont continues to defend itself in ongoing matters. As of March 31, 2004, DuPont has incurred costs and expenses of approximately $1,900 associated with these matters. The company has recovered approximately $250 of its costs and expenses through insurance. While management recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

DuPont uses perfluorooctanoic acid and its salts (collectively referred to herein as PFOA), as processing aids to manufacture fluoropolymer resins and dispersions at various sites around the world, including its Washington Works plant in West Virginia. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the wastestream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also

(Dollars in millions, except per share)
(continued)

manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there is evidence indicating that telomer chemistry can form small trace amounts of PFOA.

On April 14, 2003, the United States Environmental Protection Agency (EPA) issued a preliminary risk assessment on PFOA. It indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that there remains considerable scientific uncertainty regarding potential risks associated with PFOA. However, the EPA has said that it does not believe there is any reason for consumers to stop using any consumer or industrial–related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. In addition, the EPA invited interested parties to participate in publicly negotiated agreements known as enforceable consent agreements, or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont expects that this process will continue well into 2004.

Based on over fifty years of industry experience and extensive scientific study, DuPont believes there is no evidence that PFOA causes any adverse human health effects or harms the environment. However, DuPont respects the EPA's position raising questions about exposure routes and the potential toxicity of PFOA and is undertaking voluntary programs concerning PFOA and fluorinated telomers. DuPont, as well as other companies, have outlined plans for continued research, emission reduction activities, and product stewardship activities to help address the EPA's questions.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. In addition, the class seeks diminution of property values, and punitive damages plus injunctive relief to stop releases of PFOA. The class, which could be as large as fifty thousand individuals, has been defined as anyone who has consumed drinking water containing quantifiable levels (0.05 parts per billion) of PFOA. The Lubeck Public Service District and plaintiffs reached a settlement agreement that has been approved by the court. DuPont does not believe that consumption of drinking water with low levels of PFOA has caused or will cause deleterious health affects. September 20, 2004 has been set as the trial date for this action and DuPont intends to defend itself vigorously in this matter.

While DuPont does not believe that its use of PFOA has caused or will cause any deleterious health affects, management recognizes that it is reasonably possible that losses related to PFOA may be incurred; however, a range of such losses cannot be reasonably estimated at this time.

DuPont Dow Elastomers LLC

Authorities in the United States, the European Union and Canada are investigating the synthetic rubber markets for possible criminal antitrust violations, which may include price fixing. DuPont Dow Elastomers LLC (DDE), a 50/50 joint venture between DuPont and The Dow Chemical Company, has been subpoenaed in connection with the investigations. Related civil litigation has been filed against DDE and others, including DuPont.

DuPont and Dow have concluded that it is in the best interest of all parties involved to consolidate control over directing DDE's response to these investigations and the related litigation. Consequently, in April 2004, DuPont and Dow entered into a series of agreements that are described below. As a result of these agreements, DuPont has obtained complete control over directing DDE's response to these investigations and the related litigation.

Item 4.

CONTROLS AND PROCEDURES

a) Evaluation of Disclosure Controls and Procedures

The company maintains a system of disclosure controls and procedures for financial reporting to give reasonable assurance that information required to be disclosed in the company's reports submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. These controls and procedures also give reasonable assurance that information required to be disclosed in such reports is accumulated and communicated to management to allow timely decisions regarding required disclosures.

As of March 31, 2004, the company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), together with management, conducted an evaluation of the effectiveness of the company's disclosure controls and procedures pursuant to Rules 13a–15(e) and 15d–15(e) of the Exchange Act. Based on that evaluation, the CEO and CFO concluded that these disclosure controls and procedures are effective.

b) Changes in Internal Controls over Financial Reporting

As previously disclosed, the company is currently in the process of implementing an Enterprise Resource Planning (ERP) system globally; implementation is phased and is currently planned to be complete in 2006. In addition, the company recently announced that it will undertake restructuring initiatives that may result in the realignment of job responsibilities and the elimination of approximately 3,500 positions. These events are changing how transactions are processed and/or the functional areas or locations responsible for the transaction processing.

There has been no change in the company's internal controls over financial reporting that occurred during the first quarter 2004 that has materially affected the company's internal controls over financial reporting. The company is currently assessing its internal controls versus the new standards that were recently issued by the Public Company Accounting Oversight Board. Management has identified and discussed with the company's Audit Committee certain control improvements necessary to enhance the reliability of the company's internal controls over financial reporting. The company is actively addressing these.improvement initiatives.

PART

II. OTHER INFORMATION

Item 1.

LEGAL PROCEEDINGS

Benlate®

Information related to this matter is included within Note 9 to the company's interim consolidated financial statements under the heading Benlate® .

PFOA: U.S. Environmental Protection Agency (EPA) and Class Action

Information related to this matter is included within Note 9 to the company's interim consolidated financial statements under the heading PFOA.

DuPont Dow Elastomers LLC

Information related to this matter is included within Note 9 to the company's interim consolidated financial statements under the heading DuPont Dow Elastomers LLC.

Environmental Proceedings

Grand Cal/Indiana Harbor System

The Indiana Departments of Natural Resources and Environmental Management and the United States Department of Interior are in the process of conducting a natural resource damage assessment of the Grand Calumet River and the Indiana Harbor Canal System under the Comprehensive Environmental Response, Compensation, and Liability Act, (CERCLA), and the Oil Pollution Act. The company's plant in East Chicago, Indiana, which discharges industrial wastewater into these waterways, was identified as one of seventeen potentially responsible parties (PRPs) for the cost of the assessment and any determined natural resource damages. DuPont and eight other PRPs will enter a consent decree to resolve this matter. As a result, DuPont will (i) reimburse about $500,000 of assessment costs incurred by the Departments, (ii) pay $10,000,000 over a five–year period into a Department of Natural Resources restoration fund, and (iii) place approximately 172 acres of natural dune and swale land along the Grand Calumet into a conservation easement. The company expects that the Consent Decree will be entered in the third quarter of 2004.

PFOA: West Virginia and Ohio Departments of Environmental Protection

DuPont uses perfluorooctanoic acid and its salts (PFOA) as a processing aid to manufacture fluoropolymer resins and dispersions at its Washington Works plant in Wood County, West Virginia. Currently, DuPont recovers or destroys 85 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant. By the end of 2004, the company expects that more than 90 percent will be recovered or destroyed.

In November 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a multimedia Consent Order (the WV Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. As a result of this process, WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report in August 2002. In the report, the WVDEP established a screening level of 150 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. None of the local sources for drinking water has tested at or above the screening level. The report established a screening level of 1 microgram per cubic meter for air. DuPont recently submitted to the WVDEP its initial air dispersion modeling results for the period between September 2002 and August 2003 which demonstrated that the air screening level was not exceeded during the time period.

Unless DuPont violates its terms, the WV Order does not call for sanctions. DuPont has completed all major activities currently required by the WV Order and has spent approximately $3.6 million through March 31, 2004, in connection with these activities. DuPont expects to continue to monitor public drinking water supplies in and around the Washington Works plant on a quarterly and/or annual basis. The scope and extent of this monitoring has yet to be determined. In addition, the company may perform other environmental monitoring as suggested by results received from studies performed under the WV Order.

Environmental sampling of the PFOA levels in the groundwater and drinking water has been conducted across the Ohio River pursuant to a Memorandum of Understanding among DuPont, the Ohio Environmental Protection Agency, the WVDEP, and the Division of Health and Human Resources, (the MOU). Under the MOU, these results were shared with the Ohio EPA. Also, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia, pursuant to the MOU. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the WV Order. Since the PFOA concentrations in drinking water tested to date are significantly below the screening level, it is unlikely that DuPont will be required to provide alternative drinking water under the SDWC Order.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Business transacted at the annual meeting:

A total of 828,183,215 shares of common stock were voted in person or by proxy at the annual meeting of stockholders on April 28, 2004, or 82.8 percent of the shares entitled to be voted. The following are the voting results on proposals considered and voted upon at the meeting, all of which are described in the 2004 proxy statement.

1. ELECTION OF DIRECTORS: The 12 nominees listed below were elected to serve on the Board of Directors for the ensuing year. The vote tabulation with respect to each nominee follows:

Director	Votes Cast For	Votes Cast Against Or Withheld
A. J. P. Belda	807,327,836	20,855,379
R. H. Brown	807,408,633	20,774,582
C. J. Crawford	800,027,040	28,156,175
J. T. Dillon	807,438,578	20,744,637
L. C. Duemling	804,816,661	23,366,554
C. O. Holliday, Jr.	803,378,528	24,804,687
D. C. Hopkins	803,406,041	24,777,174
L. D. Juliber	804,087,354	24,095,861
M. Naitoh	807,387,575	20,795,640
W. K. Reilly	802,640,486	25,542,729
H. R. Sharp, III	795,216,436	32,966,779
C. M. Vest	798,146,652	30,036,563

2. RATIFICATION OF INDEPENDENT ACCOUNTANTS: The proposal to ratify the appointment of PricewaterhouseCoopers LLP as independent accountants for 2004 was approved by a vote of 787,281,776 shares for, 14,042,843 shares against, and 26,858,596 abstentions and broker non–votes.

3. GOVERNMENT SERVICE: A stockholder proposal requesting that DuPont furnish to stockholders, a list of employees, consultants, and advisors, who previously served in any governmental capacity, and to disclose whether such persons were engaged in any matter which had a bearing on the business of the company was defeated by a vote of 524,724,053 shares against, 52,780,003 shares for, and 250,679,159 abstentions and broker non–votes.

4 INTERNATIONAL WORKPLACE STANDARDS: A stockholder proposal recommending that DuPont adopt and implement an enforceable human rights policy based on certain conventions of the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, including Conventions 29, 87, 98, 100, 105, 111, 138 and 182 was defeated by a vote of 492,979,853 shares against, 74,178,346 shares for, and 261,025,016 abstentions and broker non–votes.

5. EXECUTIVE COMPENSATION: A stockholder proposal requesting that DuPont prepare a report to shareholders that reviews the compensation packages provided to senior executives and addresses specific topics was defeated by a vote of 546,574,233 shares against, 72,888,123 shares for, and 208,720,859 abstentions and broker non–votes.

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-K

Filed on 03/03/2004 - Period: 12/31/2003
File Number 001-00815

ITEM 1. BUSINESS-CONTINUED

ENVIRONMENTAL MATTERS

Information related to environmental matters is included in several areas of this report: (1) Environmental Proceedings on pages 8-10, (2) Management's Discussion and Analysis on pages 22 and 39-41, and (3) Notes 1 and 24 to the Consolidated Financial Statements.

ITEM 2. PROPERTIES

DuPont's corporate headquarters are located in Wilmington, Delaware. In addition, the company owns and operates manufacturing, processing, marketing and research and development facilities, as well as, regional purchasing offices and distribution centers.

Information regarding research and development facilities is incorporated by reference to Item 1, Business - Research and Development. Additional information with respect to the company's property, plant and equipment, and leases is contained in Notes 14 and 24 to the company's Consolidated Financial Statements.

The company's investment in property, plant and equipment in the United States and Puerto Rico related to operations is located at over 100 major sites, some of which are as follows:

TEXAS	DELAWARE	VIRGINIA
Bayport	Edge Moor	Front Royal
Beaumont	Newark	Hopewell
Corpus Christi	Seaford*	Richmond
LaPorte	Wilmington	Waynesboro*
Orange		
Victoria		
WEST VIRGINIA	**TENNESSEE**	**NORTH CAROLINA**
Belle	Chattanooga	Fayetteville
Parkersburg	Memphis	Kinston*
	New Johnsonville	Research Triangle Park
	Old Hickory	
NEW JERSEY	**SOUTH CAROLINA**	**NEW YORK**
Deepwater	Camden*	Buffalo
Parlin	Charleston	Niagara Falls
	Florence	
MICHIGAN	**IOWA**	**PUERTO RICO**
Mt. Clemens	Fort Madison	Manati
Troy	Johnston	

* Included in the pending sale of INVISTA.

Property, plant and equipment outside the United States and Puerto Rico is also located at over 100 major sites, principally in the United Kingdom, Canada, Germany, the Netherlands, Taiwan, Spain, Singapore, Luxembourg, France, Mexico, Brazil, Belgium, China, Argentina, Japan and Korea.

The company's plants and equipment are well maintained and in good operating condition. Sales as a percent of capacity were 80 percent in 2003, 81 percent in 2002 and 78 percent in 2001. Properties are primarily directly owned by the company; however, certain properties are leased. Although no title examination of the properties has been made for the purpose of this report, the company knows of no material defects in title to any of these properties.

ITEM 3. LEGAL PROCEEDINGS

LITIGATION

BENLATE(R)

Information related to this matter is included in Note 24 to the company's Consolidated Financial Statements under the heading Benlate(R).

PFOA: U.S. ENVIRONMENTAL PROTECTION AGENCY AND CLASS ACTION

Information related to this matter is included in Note 24 to the company's Consolidated Financial Statements under the heading PFOA.

DUPONT DOW ELASTOMERS LLC

Information related to this matter is included in Note 24 to the company's Consolidated Financial Statements under the heading DuPont Dow Elastomers LLC.

ENVIRONMENTAL PROCEEDINGS

GRAND CAL/INDIANA HARBOR SYSTEM

The Indiana Departments of Natural Resources and Environmental Management and the United States Department of Interior are in the process of conducting a natural resource damage assessment of the Grand Calumet River and the Indiana Harbor Canal System under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), and the Oil Pollution Act. The company's plant in East Chicago, Indiana, which discharges industrial wastewater into these waterways, was identified as one of 17 potentially responsible parties (PRPs) for the cost of the assessment and any determined natural

ITEM 3. LEGAL PROCEEDINGS-CONTINUED

resource damages. The trustees have indicated that their preferred remedy is to dredge the entire Grand Cal/Indiana Harbor system. DuPont has joined with eight other PRPs to contest the remedy. A settlement offer has been tendered to the trustees and negotiations are ongoing.

PFOA: WEST VIRGINIA AND OHIO DEPARTMENTS OF ENVIRONMENTAL PROTECTION

DuPont uses perfluorooctanoic acid and its salts (PFOA) as a processing aid to manufacture fluoropolymer resins and dispersions at its Washington Works plant in Wood County, West Virginia. Currently, DuPont recovers or destroys over 85 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant. By the end of 2004, the company expects that more than 90 percent will be recovered or destroyed.

In November 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a multimedia Consent Order (the WV Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. As a result of this process, WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report in August 2002. In the report, the WVDEP established a screening level of 150 micrograms of PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. None of the local sources for drinking water has tested at or above the screening level. The report established a screening level of 1 microgram per cubic meter for air. DuPont recently submitted to the WVDEP its initial air dispersion modeling results for the period September 2002 through August 2003 which demonstrated that the air screening level was not exceeded during the time period.

Unless DuPont violates its terms, the WV Order does not call for sanctions. DuPont has completed all major activities currently required by the WV Order and has spent approximately $3.5 million through December 31, 2003, in connection with these activities. DuPont expects to continue to monitor public drinking water supplies in and around the Washington Works plant on a quarterly and/or annual basis. The scope and extent of this monitoring has yet to be determined. In addition, the company may perform other environmental monitoring as suggested by results received from studies performed under the WV Order.

Environmental sampling of the PFOA levels in the groundwater and drinking water has been conducted across the Ohio River pursuant to a Memorandum of Understanding among DuPont, the Ohio Environmental Protection Agency, the WVDEP, and the Division of Health and Human Resources (the MOU). Under the MOU, these results were shared with the Ohio EPA. Also, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia, pursuant to the MOU. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the WV Order. Since the PFOA concentrations in drinking water tested to date are significantly below the screening level, it is unlikely that DuPont will be required to provide alternative drinking water under the SDWC Order.

NEW JOHNSONVILLE, TENNESSEE

The U.S. Environmental Protection Agency (EPA) conducted a multi-media audit of DuPont's titanium dioxide plant in New Johnsonville, Tennessee in the summer of 2001. In December 2002, the EPA alleged certain potential violations by DuPont and its contractor under Section 608 of the Clean Air Act (CAA) regarding refrigerant emissions.

The EPA requested substantial information and documents regarding the repair, charging and maintenance of the refrigerant machines at the New Johnsonville plant from DuPont's contractor responsible for the repair and maintenance of certain refrigeration machines at the plant. A substantial number of documents were provided to the EPA. In addition, DuPont and its contractor have had numerous discussions with the EPA since January 2003 to obtain more specificity regarding the alleged violations and to respond to the EPA's various inquiries.

DuPont and its contractor continue to discuss the matter with the EPA in an effort to reach a clear understanding of the facts associated with the EPA's alleged CAA regulatory violations. The EPA and the Department of Justice have presented DuPont and its contractor with a proposed settlement approach. DuPont is considering its options and anticipates resolution of this matter in 2004.

ment recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

PFOA

DuPont uses perfluorooctanoic acid and its salts (collectively referred to as PFOA), as processing aids to manufacture fluoropolymer resins and dispersions at various sites around the world, including its Washington Works plant in West Virginia. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the wastestream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there is evidence indicating that telomer chemistry can form small trace amounts of PFOA.

On April 14, 2003, the United States Environmental Protection Agency (EPA) issued a preliminary risk assessment on PFOA. It indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that there remains considerable scientific uncertainty regarding potential risks associated with PFOA. However, the EPA has said that it does not believe there is any reason for consumers to stop using any consumer or industrial-related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment and to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. In addition, the EPA invited interested parties to participate in publicly negotiated agreements, known as enforceable consent agreements or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont expects that this process will continue well into 2004.

Based on over fifty years of industry experience and extensive scientific study, DuPont believes there is no evidence that PFOA causes any adverse human health effects or harms the environment. However, DuPont respects the EPA's position raising questions about exposure routes and the potential toxicity of PFOA and is undertaking voluntary programs concerning PFOA and fluorinated telomers. DuPont, as well as other companies, have outlined plans for continued research, emission reductions activities, and product stewardship activities to help address the EPA's questions.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. In addition, the class seeks diminution of property values, and punitive damages plus injunctive relief to stop releases of PFOA. The class has been defined as anyone who has consumed drinking water contaminated by PFOA from operations of the Washington Works plant, which could be as large as fifty thousand individuals. The Lubeck Public Service District and plaintiffs recently reached a settlement agreement that has been approved by the court. DuPont does not believe that consumption of drinking water with low levels of PFOA has caused or will cause deleterious health effects. On May 1, 2003, the court entered an order requiring that DuPont sample and analyze the blood for PFOA of the individual class members electing to participate. In addition, the court made certain findings of fact including a finding that PFOA is toxic and hazardous to humans. In response to DuPont's appeal, the West Virginia Supreme Court set aside the trial court's order, including the findings of fact. DuPont intends to defend itself vigorously in this matter. Since DuPont does not believe that its use of PFOA has caused or will cause any deleterious health effects, the company has not established a reserve related to the final outcome of the lawsuit. September 20, 2004 has been set as the trial date for this action.

While management recognizes that it is reasonably possible that losses related to PFOA may be incurred, a range of such losses cannot be reasonably estimated at this time.

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

DUPONT THIRD QUARTER 10-Q
Filed on 11/12/2003 - Period: 09/30/2003
File Number 001-00815

There are currently four cases pending involving allegations that Benlate® caused birth defects to children exposed in utero. Of these four cases, the federal court in West Virginia has dismissed one case on the grounds of insufficient scientific support for causation. It has been appealed to the Fourth Circuit Court of Appeals. The remaining three cases are pending in Delaware. Two of these cases were dismissed for not being timely filed and were appealed to the Delaware Supreme Court. In April of 2003, the Delaware Supreme Court reversed the dismissals and remanded these two cases, involving six plaintiffs, to the trial court for further proceedings. In the third case pending in Delaware and scheduled for trial in November of 2003, DuPont argued its motion to dismiss the case due to insufficient scientific support for causation. The court has not yet ruled on the motion. A fifth case was tried in Florida resulting in a $4 verdict against DuPont. The verdict was reversed at the intermediate appellate level because the plaintiffs' scientific support for causation was insufficient. The case was appealed to the Florida Supreme Court and the verdict for the plaintiffs was reinstated with interest. Further appellate review was denied and the judgment of approximately $6.8 has been paid and the case closed. DuPont does not expect the Florida Supreme Court's decision to have precedential value in the four pending cases because Florida uses a different standard to determine admissibility than the federal courts and the majority of state courts.

The twenty–eight cases involving damage to shrimp are pending against the company in state court in Broward County, Florida. These cases were brought by Ecuadorian shrimp farmers who allege that Benlate® OD applied to banana plantations in Ecuador ran–off and was deposited in plaintiffs' shrimp farms, causing massive numbers of shrimp to die. Two cases were tried in the fall of 2000 and in early 2001, which resulted in adverse judgments of approximately $14 in each case. DuPont contends that the injuries alleged are attributable to a virus, Taura Syndrome Virus, and in no way involve Benlate® OD.

(Dollars in millions, except per share)

The company appealed both cases. On September 17, 2003, the intermediate appellate court reversed the adverse verdict against DuPont in the first case. Plaintiffs are expected to seek a further appeal of this ruling. DuPont has not established an accrual for either case because the company has concluded that it is not probable that the adverse judgments at the trial level ultimately will be upheld. The 26 untried cases are on hold pending the resolution of the appeal of the case tried in the fall of 2000. Oral arguments on the second case that DuPont appealed were heard by the intermediate appellate court on July 2, 2003, but no decision has been rendered.

A securities fraud class action was filed in September 1995 by a shareholder in federal district court in Florida against the company and the then–Chairman. The plaintiffs in this case alleged that DuPont made false and misleading statements and omissions about Benlate® 50 DF, with the alleged effect of inflating the price of DuPont's stock between June 19, 1993, and January 27,1995. The district court certified the case as a class action. In March 2003, DuPont entered into an agreement to settle this case for $77.5. On March 14, 2003, the court gave preliminary approval to the settlement. The court granted final approval of the settlement on May 30, 2003. The settlement amount has been paid and the case has been closed.

DuPont does not believe that Benlate® caused the damages alleged in each of these cases and denies the allegations of fraud and misconduct. DuPont continues to defend itself in ongoing matters. As of September 30, 2003, DuPont has incurred costs and expenses of approximately $1,900 associated with these matters. The company has recovered approximately $250 of its costs and expenses through insurance, including $25 received in August 2003 from insurance covering the securities fraud class action mentioned above. While management recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

PFOA

In the second half of 2002, the United States Environmental Protection Agency (EPA) initiated a priority review of perfluorooctanoic acid and its salts (collectively referred to herein as PFOA), which to date have not been regulated by the EPA. As part of this review, on November 4, 2002, the EPA issued a revised draft hazard assessment of PFOA and on April 14, 2003, it issued a preliminary risk assessment on PFOA. The EPA's preliminary risk assessment indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that considerable scientific uncertainty remains regarding potential risks associated with PFOA. However, the EPA has said it does not believe there is any reason for consumers to stop using any consumer or industrial–related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment and to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. The EPA also invited interested parties to participate in publicly negotiated agreements, known as enforceable consent agreements or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring.

(Dollars in millions, except per share)

DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at various sites around the world. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the waste stream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, but studies have indicated that trace amounts of PFOA may be present.

Based on over fifty years of industry experience and extensive scientific study, DuPont does not believe there is any evidence that PFOA causes any adverse human health affects or harms the environment. However, DuPont respects the EPA's position raising questions about exposure routes and the potential toxicity of PFOA. Therefore, before April 14, 2003, DuPont and other interested companies filed Letters of Intent with the EPA specifying on–going voluntary programs concerning PFOA and fluorinated telomers. In addition, the companies have outlined plans for continued research, emission reduction activities, and product stewardship activities to help address the EPA's questions. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont estimates that this process will continue into 2004.

DuPont's Washington Works plant in Wood County, West Virginia, is one of the sites at which the company uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions. Currently, DuPont recovers or destroys 75 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant. By the end of 2004, the company expects that more than 90 percent will be recovered or destroyed. In November of 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a Multimedia Consent Order (the Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. As a result of this process, WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report in August 2002. In the report, the WVDEP established a screening level of 140 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. None of the local sources for drinking water has tested at or above the screening level. The report established a screening level of 1 microgram per cubic meter for air. In the fall of 2003, the WVDEP determined that compliance with the air screening level is to be demonstrated by air dispersion modeling with initial compliance to be demonstrated by air dispersion modeling for the time period starting in September 2002 and ending in August 2003. DuPont recently submitted to the WVDEP its initial modeling results; they show that the air screening level was not exceeded during the time period. Unless DuPont violates its terms, the Order does not call for sanctions. DuPont has completed all major activities currently required by the Order and has spent approximately $3.3 million through September 30, 2003, in connection with these activities. DuPont expects to continue to monitor public drinking water supplies in and around the Washington Works plant on a quarterly and/or annual basis. The scope and extent of this monitoring has yet to be determined. In addition, the company may perform other environmental monitoring as suggested by results received from studies performed under the Order.

Environmental sampling has also been conducted across the Ohio River pursuant to a Memorandum of Understanding (MOU) amongst DuPont, the Ohio EPA, the WVDEP, and the Division of Health and Human Resources. This sampling has disclosed PFOA levels in groundwater and drinking water in Ohio. Under the MOU, these results were shared with the Ohio EPA. Although the Order does not apply in Ohio, under the MOU, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with the EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the Order. Since PFOA concentrations in drinking water tested to date are significantly below the screening level, it is unlikely that DuPont will be required to provide alternative drinking water under the SDWC Order.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. The class has been defined as anyone who has consumed drinking water contaminated by PFOA from operation of the Washington Works plant, which could be as large as fifty thousand individuals. The Lubeck Public Service District and plaintiffs recently reached a settlement agreement that has been approved by the court. DuPont does not believe that the consumption of drinking water with low levels of PFOA has caused or will cause deleterious health effects. On May 1, 2003, the court entered an order requiring that DuPont sample and analyze the blood of the individual class members electing to participate for the existence of PFOA. In addition, the court made certain findings of fact, including a finding that PFOA is toxic and hazardous to humans. It is the company's position that the scientific evidence does not support the court's finding. DuPont appealed the court's order and finding of fact to the West Virginia Supreme Court. Oral arguments were heard in September 2003 and a ruling is expected during the fourth quarter of 2003. As a result, the trial that was originally scheduled for the third quarter of 2003 will be rescheduled. DuPont intends to defend itself vigorously. Since DuPont does not believe that its use of PFOA has caused or will cause any deleterious health affects, the company has not established a reserve related to the final outcome of the lawsuit.

While management recognizes that it is reasonably possible that losses may be incurred related to PFOA, a range of such losses cannot be reasonably estimated at this time.

<u>DuPont Dow Elastomers LLC</u>

Authorities in the United States, the European Union and Canada are investigating the synthetic rubber markets for possible antitrust violations. DuPont Dow Elastomers LLC (DDE), a 50/50 joint venture, has been subpoenaed in connection with these investigations. Related civil litigation has been filed against DDE and other manufacturers. Management recognizes that it is probable that DDE will incur a loss as a result of the investigations and civil litigation. However, a range of such losses cannot be reasonably estimated at this time.

DuPont is also named as a defendant in certain of the related civil cases. Management does not believe it is reasonably possible that DuPont will incur losses as a result of being named as a defendant in these civil cases.

Environmental Proceedings

Grand Cal/Indiana Harbor System

The Indiana Departments of Natural Resources and Environmental Management and the United States Department of Interior are in the process of conducting a natural resource damage assessment of the Grand Calumet River and the Indiana Harbor Canal System under the Comprehensive Environmental Response, Compensation, and Liability Act, (CERCLA), and the Oil Pollution Act. The company's plant in East Chicago, Indiana, which discharges industrial wastewater into these waterways, was identified as one of seventeen potentially responsible parties (PRPs) for the cost of the assessment and any determined natural resource damages. The trustees recently indicated that their preferred remedy is to dredge the entire Grand Cal/Indiana Harbor System. DuPont has joined with eight other PRPs to contest the remedy. A settlement offer has been tendered to the trustees and negotiations are ongoing.

PFOA

Information related to this matter is included within Note 16 to the company's interim consolidated financial statements under the heading PFOA.

Deepwater, New Jersey

In the second quarter of 2003, the EPA expressed its intention to penalize DuPont under the Clean Air Act for exceeding permitted annual emission rates of hazardous air pollutants during the year 2000 at its commercial wastewater treatment plant in Deepwater, New Jersey. After extensive negotiations DuPont and the EPA have reached an agreement in principle to settle this matter for a penalty of $322,000.

New Johnsonville, Tennessee

The EPA conducted a multimedia audit of DuPont's titanium dioxide plant in New Johnsonville, Tennessee in the summer of 2001. In December 2002, the EPA alleged certain potential violations by DuPont and its contractor under Section 608 of the Clean Air Act (CAA) regarding refrigerant emissions.

The EPA requested and was provided with substantial information and documents regarding the repair, charging and maintenance of the refrigerant machines at the New Johnsonville plant from DuPont's contractor responsible for the repair and maintenance of certain of the refrigeration machines at the plant.

DuPont and its contractor have had numerous discussions with the EPA since January 2003 to obtain more specificity regarding the EPA's alleged violations and to respond to the EPA's various inquiries and clarifying questions. In addition, DuPont and its contractor met with the EPA on March 27, 2003 to further discuss the issues.

DuPont and its contractor continue to discuss the matter with the EPA in an effort to reach a clear understanding of the facts associated with the EPA's alleged CAA regulatory violations. A resolution of this matter is not anticipated until late 2003 or early 2004.

Fort Hill New Source Review Enforcement Action

The EPA has issued a "Notice of Violation and Finding of Violation" for the DuPont Fort Hill sulfuric acid plant in North Bend, Ohio. The EPA conducted a review of capital projects at the plant over the past twenty years. Based on its review, the

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

DUPONT QUARTERLY 10-Q
Filed on 08/12/2003 - Period: 06/30/2003
File Number 001-00815

In August 2001, a Florida jury found DuPont liable under Florida's racketeering statute and for product defect involving alleged crop damage. In March 2002, pursuant to DuPont's motion, the judge withdrew the jury's finding of liability under the racketeering statute and entered judgment for the plaintiffs in the amount of $29. The judgment was later reduced to $26. DuPont has appealed. The company has concluded that it is not probable that the adverse judgment in this case will ultimately be upheld; therefore, DuPont has not established a reserve for this matter. The remaining crop cases are in various stages of development, principally in trial and appellate courts in Florida.

In forty–one cases, plaintiffs who previously settled with the company seek to reopen their settlements through cases alleging fraud and other misconduct relating to the litigation and settlement of their Benlate® 50 DF claims. The Florida federal court has dismissed the lead case of the twenty–eight reopener cases pending before it. Plaintiffs have appealed. The thirteen remaining reopener cases are in various stages of development in trial and appellate courts in Florida and Hawaii.

There are currently five cases pending involving allegations that Benlate® caused birth defects to children exposed in utero. One case was tried in Florida resulting in a verdict of $4 against DuPont. The verdict was reversed at the intermediate appellate level because the plaintiffs' scientific support for causation was insufficient. The case was appealed to the Florida Supreme Court and the verdict for the plaintiffs was reinstated with interest. DuPont does not expect the Florida Supreme Court's decision to have precedential value in the other four cases because Florida uses a different standard to determine admissibility than the federal courts and the majority of state courts. Of these four cases, the federal court in West Virginia has dismissed one case on the grounds of insufficient scientific support for

(Dollars in millions, except per share)

causation. It has been appealed to the Fourth Circuit Court of Appeals. The remaining three cases are pending in Delaware. Two of these cases were dismissed for not being timely filed and were appealed to the Delaware Supreme Court. In April of 2003, the Delaware Supreme Court reversed the dismissals and remanded these two cases, involving six plaintiffs, to the trial court for further proceedings. In the third case pending in Delaware and scheduled for trial in November of 2003, DuPont argued its motion to dismiss the case due to insufficient scientific support for causation. The court has not yet ruled on the motion.

The twenty–eight cases involving damage to shrimp are pending against the company in state court in Broward County, Florida. These cases were brought by Ecuadorian shrimp farmers who allege that Benlate® OD applied to banana plantations in Ecuador ran–off and was deposited in plaintiffs' shrimp farms, causing massive numbers of shrimp to die. Two cases were tried in the fall of 2000 and in early 2001, which resulted in adverse judgments of approximately $14 in each case. DuPont contends that the injuries alleged are attributable to a virus, Taura Syndrome Virus, and in no way involve Benlate® OD. The company has appealed both cases. DuPont has not established an accrual for either case because the company has concluded that it is not probable that the adverse judgments ultimately will be upheld. The 26 untried cases are on hold pending the resolution of the appeal of the case tried in the fall of 2000. Oral arguments on this appeal took place at the intermediate appellate court in October 2002. Oral arguments on the second case that DuPont appealed were heard by the intermediate appellate court on July 2, 2003.

A securities fraud class action was filed in September 1995 by a shareholder in federal district court in Florida against the company and the then–Chairman. The plaintiffs in this case alleged that DuPont made false and misleading statements and omissions about Benlate® 50 DF, with the alleged effect of inflating the price of DuPont's stock between June 19, 1993, and January 27,1995. The district court certified the case as a class action. In March 2003, DuPont entered into an agreement to settle this case for $77.5. On March 14, 2003, the court gave preliminary approval to the settlement. The court granted final approval of the settlement on May 30, 2003. The settlement amount has been paid and the case has been closed.

DuPont does not believe that Benlate® caused the damages alleged in each of these cases and denies the allegations of fraud and misconduct. DuPont continues to defend itself in ongoing matters. As of June 30, 2003, DuPont has incurred costs and expenses of approximately $1,900 associated with these matters, of which approximately $200 has been recovered through insurance. While management recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

In August 2003, DuPont will receive insurance proceeds of $25 related to the settled securities fraud class action suit.

PFOA

In the second half of 2002, the United States Environmental Protection Agency (EPA) initiated a priority review of perfluorooctanoic acid and its salts (collectively referred to herein as PFOA), which to date have not been regulated by the EPA. As part of this review, on November 4, 2002, the EPA issued a revised draft hazard assessment of PFOA and on April 14, 2003, it issued a preliminary risk assessment on

(Dollars in millions, except per share)

PFOA. The EPA's preliminary risk assessment indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that considerable scientific uncertainty remains regarding potential risks associated with PFOA. However, the EPA has said it does not believe there is any reason for consumers to stop using any consumer or industrial-related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment and to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. The EPA also invited interested parties to participate in publicly negotiated agreements, known as enforceable consent agreements or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring.

DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at various sites around the world. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the waste stream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there have been some reports suggesting that telomer chemistry can form trace amounts of PFOA.

Based on over fifty years of industry experience and extensive scientific study, DuPont does not believe there is any evidence that PFOA causes any adverse human health affects or harms the environment. However, DuPont respects the EPA's position that questions related to exposure routes and the potential toxicity of PFOA remain. Therefore, before April 14, 2003, DuPont and other interested companies filed Letters of Intent with the EPA specifying on-going voluntary programs concerning PFOA and fluorinated telomers. In addition, the companies have outlined plans for continued research, emission reduction activities, and product stewardship activities to help address the EPA's questions. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont estimates that this process will continue through the end of 2003.

DuPont's Washington Works plant in Wood County, West Virginia, is one of the sites at which the company uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions. In November of 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a Multimedia Consent Order (the Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. The Order requires that DuPont investigate the levels of PFOA in the local environment and drinking water and fund a study by toxicologists, supervised by the WVDEP, to determine acceptable levels of PFOA in the environment and drinking water. Through this process, a screening level of 150 micrograms of PFOA per liter of drinking water was established in May 2002. None of the local sources of drinking water have tested near the screening level. Currently, DuPont recovers or destroys 75 percent of the PFOA that potentially could be emitted or discharged during the manufacturing process at the Washington Works plant. By the end of 2004, the company expects that more than 90 percent will be recovered or destroyed.

In August 2002, the WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report. In the report, the WVDEP affirmed the 150 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. It further provided a screening level of 1 microgram per cubic meter for air, as based upon the inhalation reference concentration. DuPont is working with the WVDEP to address issues related to the implementation of and compliance with the air screening level. Unless DuPont violates its terms, the Order does not call for sanctions. DuPont has completed all major activities currently required by the Order and has spent approximately $3.2 million through June 30, 2003, in connection with these activities. As part of its agreement with the WVDEP, DuPont will continue to monitor public drinking water supplies in and around the Washington Works plant on a quarterly and/or annual basis. The scope and extent of this monitoring has yet to be determined. In addition, the company may perform other environmental monitoring as suggested by results received from studies performed under the Order.

Environmental sampling has also been conducted across the Ohio River pursuant to a Memorandum of Understanding (MOU) amongst DuPont, the Ohio EPA, the WVDEP, and the Division of Health and Human Resources. This sampling has disclosed PFOA levels in groundwater and drinking water in Ohio. Under the MOU, these results were shared with the Ohio EPA. Although the Order does not apply in Ohio, under the MOU, DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with the EPA Region III (which includes West Virginia) and Region V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the Order. Since PFOA concentrations in drinking water tested to date are significantly below the screening level that has been established under the SDWC Order, it is unlikely that DuPont will be required to provide alternative drinking water to anyone.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. The class has been defined as anyone who has consumed drinking water contaminated by PFOA from operation of the Washington Works plant, which could be as large as fifty thousand individuals. The Lubeck Public Service District and plaintiffs recently reached a settlement agreement that has been approved by the court. DuPont does not believe that the consumption of drinking water with low levels of PFOA has caused or will cause deleterious health effects. On May 1, 2003, the court entered an order requiring that DuPont sample and analyze the blood for PFOA of the individual class members electing to participate. In addition, the court made certain findings of fact, including a finding that PFOA is toxic and hazardous to humans. It is the company's position that the scientific evidence does not support the court's finding. DuPont appealed the court's order and finding of fact to the West Virginia Supreme Court, which has agreed to hear the appeal. As a result, the company expects that the trial, originally scheduled for the third quarter of 2003, will be rescheduled. DuPont intends to defend itself vigorously. Since DuPont does not believe that its use of PFOA has caused or will cause any deleterious health affects, the company has not established a reserve related to the final outcome of the lawsuit.

While management recognizes that it is reasonably possible that losses may be incurred related to PFOA, a range of such losses cannot be reasonably estimated at this time.

Form 10–Q

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share)
(continued)

The Indiana Departments of Natural Resources and Environmental Management and the United States Department of Interior are in the process of conducting a natural resource damage assessment of the Grand Calumet River and the Indiana Harbor Canal System under the Comprehensive Environmental Response, Compensation, and Liability Act, (CERCLA), and the Oil Pollution Act. The company's plant in East Chicago, Indiana, which discharges industrial wastewater into these waterways, was identified as one of seventeen potentially responsible parties (PRPs) for the cost of the assessment and any determined natural resource damages. The trustees recently indicated that their preferred remedy is to dredge the entire Grand Cal/Indiana Harbor System. DuPont has joined with eight other PRPs to contest the remedy. A settlement offer has been tendered to the trustees and negotiations are ongoing.

PFOA

Information related to this matter is included within Note 12 to the company's interim consolidated financial statements under the heading PFOA.

Florida Wastewater Release

DuPont's mining operations in Starke, Florida, use water impoundment ponds to hold industrial wastewater for treatment and discharge. Between July and September of 2002, there were discharges from these ponds, which resulted in water permit violations for water quality standards. In January of 2003, two of the berms, and in March of 2003, four of the berms surrounding the ponds failed partially due to significant rainfall over a short period of time. As a result, wastewater containing organic suspended solids that turn the water dark brown was released into a local tributary and through connecting waterways. None of the wastewater released contained hazardous materials and no effects on the environment or human health are expected as a result of these releases.

The Florida Department of Environmental Protection (FDEP) and DuPont executed a final Consent Order, effective July 31, 2003 related to water permit violations. DuPont and the FDEP have agreed on a penalty of $700,000 to be paid in three installments. The Consent Order would allow a possible land donation in lieu of one or more of the payments, and this option is currently being investigated. The Consent Order requires the company to complete a study regarding actions necessary at the plant to enable it to meet the water permit requirements and to reclaim relevant wetlands.

Deepwater, New Jersey

In the second quarter of 2003, the EPA expressed its intention to penalize DuPont under the Clean Air Act for exceeding permitted annual emission rates of hazardous air pollutants during the year 2000 at its commercial wastewater treatment plant in Deepwater, New Jersey. The EPA verbally informed DuPont of its belief that a penalty amount of approximately $850,000 is appropriate under the EPA's penalty policy. DuPont believes that this would be an excessive penalty since the company reported the excesses to the EPA and responded rapidly to correct the situation by significantly upgrading its screening process. DuPont continues to negotiate with the EPA.

New Johnsonville, Tennessee

The EPA conducted a multimedia audit of DuPont's titanium dioxide plant in New Johnsonville, Tennessee in the summer of 2001. In December 2002, the EPA alleged certain potential violations by DuPont and its contractor under Section 608 (40 CFR 82.156, 82.162, and 82.166) of the Clean Air Act (CAA) regarding refrigerant emissions.

The EPA requested substantial information and documents regarding the repair, charging and maintenance of the refrigerant machines at the Johnsonville plant from DuPont's contractor responsible for the repair and maintenance of certain of the refrigeration machines at the plant. A substantial number of documents were provided to the EPA.

DuPont and its contractor have been in numerous discussions with the EPA since January 2003 to obtain more specificity regarding the EPA's alleged violations and to respond to the EPA's various inquiries and clarifying questions. In addition, DuPont and its contractor met with the EPA on March 27, 2003 to further discuss the issues.

DUPONT E I DE NEMOURS & CO (DD)

1007 MARKET ST
WILMINGTON, DE 19898
302. 774.1000
http://www.dupont.com

10-Q

FIRST QUARTER 2003 10-Q
Filed on 05/13/2003 - Period: 03/31/2003
File Number 001-00815

DuPont believes that Benlate® did not cause the damages alleged in each of these cases and denies the allegations of fraud and misconduct. DuPont continues to defend itself in ongoing matters. As of March 31, 2003, DuPont has incurred costs and expenses of almost $1,900 associated with these matters, including the settlement of the securities fraud class action discussed above. The company has recovered approximately $200 of its costs and expenses through insurance. While management recognizes that it is reasonably possible that additional losses may be incurred, a range of such losses cannot be reasonably estimated at this time.

(Dollars in millions, except per share)

PFOA

In the second half of 2002, the United States Environmental Protection Agency (EPA) initiated a priority review of perfluorooctanoic acid and its salts (collectively referred to herein as PFOA), which to date have not been regulated by the EPA. As part of this review, on November 4, 2002, the EPA issued a revised draft hazard assessment of PFOA and on April 14, 2003, it issued a preliminary risk assessment on PFOA. The EPA's preliminary risk assessment indicates potential exposure of the U.S. general population to PFOA at very low levels and states that there could be a potential risk of developmental and other effects associated with PFOA exposure. The EPA states that considerable scientific uncertainty remains regarding potential risks associated with PFOA. However, the EPA has said it does not believe there is any reason for consumers to stop using any consumer or industrial-related products because of questions about PFOA. The EPA also started a public process to identify and generate additional information to develop a more accurate risk assessment and to identify what voluntary or regulatory mitigation or other actions, if any, might be appropriate. The EPA also invited interested parties to participate in publicly negotiated agreements, known as enforceable consent agreements or ECAs, with the EPA to develop information that enhances the understanding of the sources of PFOA in the environment and the pathways by which human exposure to PFOA is occurring.

DuPont uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions at various sites around the world. DuPont purchased PFOA from a third party until it began manufacturing PFOA in North Carolina in the fall of 2002. Some of the waste stream from the manufacture of PFOA is treated at DuPont's Chambers Works site in New Jersey. DuPont also manufactures fluorinated telomers that are used in soil, stain and grease repellants for the paper, apparel, upholstery and carpet industries. DuPont does not use PFOA as a processing aid in the manufacture of these telomers, although there have been some reports suggesting that telomer chemistry can form trace amounts of PFOA.

Based on over fifty years of industry experience and extensive scientific study, DuPont believes there is no evidence that PFOA causes any adverse human health affects or harms the environment. However, DuPont respects the EPA's position that questions on exposure routes and the potential toxicity of PFOA remain. Therefore, before April 14, 2003, DuPont and other interested companies filed Letters of Intent with the EPA specifying on-going voluntary programs concerning PFOA and fluorinated telomers. In addition, the companies have outlined plans for continued research, emission reductions activities, and product stewardship activities to help address the EPA's questions. The result of the process that the EPA has put in place will be a refined risk assessment, including comments and recommendations by the agency's Science Advisory Board, and a determination as to what, if any, regulations are appropriate regarding PFOA. DuPont estimates that this process will continue through the end of 2003.

DuPont's Washington Works plant in Wood County, West Virginia, is one of the sites at which the company uses PFOA as a processing aid to manufacture fluoropolymer resins and dispersions. In November of 2001, the West Virginia Department of Environmental Protection (WVDEP) and DuPont signed a Multimedia Consent Order (the Order) that requires environmental sampling and analyses and the development of screening levels for PFOA that is used or managed by the Washington Works plant. The Order requires that DuPont investigate the levels of PFOA in the local environment and drinking water and fund a study by toxicologists, supervised by the WVDEP, to determine acceptable levels of PFOA in the environment and drinking water. Through this process, a screening level of 150 micrograms

(Dollars in millions, except per share)

of PFOA per liter of drinking water was established in May 2002. None of the local sources of drinking water have tested near the screening level. Currently, DuPont recovers or destroys 75 percent of the PFOA used at the Washington Works plant. By 2004, the company expects that more than 90 percent will be recovered or destroyed.

In August 2002, the WVDEP issued its Final Ammonium Perfluorooctanoate Assessment of Toxicity Team Report. In the report, the WVDEP affirmed the 150 micrograms PFOA per liter screening level for drinking water and a soil screening level of 240 parts per million. It further provided a screening level of 1 microgram per cubic meter for air, as based upon the inhalation reference concentration. DuPont is working with the WVDEP to address issues related to implementation of and compliance with the air screening level. Unless DuPont violates its terms, the Order does not call for sanctions. DuPont has completed all major activities currently required by the Order and has spent approximately $3 million through April 30, 2003, in connection with these activities. As part of its agreement with the WVDEP, DuPont will continue to monitor public drinking water supplies in and around the Washington Works plant on a quarterly and/or annual basis. The scope and extent of this monitoring has yet to be determined. In addition, the company may perform other environmental monitoring as suggested by results received from studies performed under the Order.

Environmental sampling has also been conducted across the Ohio River pursuant to a Memorandum of Understanding (MOU) amongst DuPont, the Ohio EPA, the WVDEP, and the Division of Health and Human Resources. This sampling has disclosed PFOA levels in groundwater and drinking water in Ohio. Under the MOU, these results were shared with the Ohio EPA. Although the Order does not apply in Ohio, under the MOU DuPont is funding investigations of ground and drinking water in that state comparable to the studies in West Virginia. In addition, DuPont signed a Safe Drinking Water Consent (SDWC) Order with the EPA Regions III (which includes West Virginia) and Regions V (which includes Ohio) in March of 2002 to assure provision of alternative drinking water if supplies are found to exceed screening levels established under the Order. Since PFOA concentrations in drinking water tested to date are significantly below the screening level that has been established under the SDWC Order, it is unlikely that DuPont will be required to provide alternative drinking water to anyone.

A class action was filed in West Virginia state court against DuPont and the Lubeck Public Service District. The action alleges that the class has or may suffer deleterious health effects from exposure to PFOA in drinking water and seeks medical monitoring. The class has been defined as anyone who has consumed drinking water contaminated by PFOA from operation of the Washington Works plant, which could be as large as fifty thousand individuals. The Lubeck Public Service District and plaintiffs recently reached a settlement agreement that has been approved by the court. DuPont does not believe that the consumption of drinking water with low levels of PFOA has caused or will cause deleterious health effects. On May 1, 2003, the court entered an order requiring that DuPont sample and analyze the blood for PFOA of the individual class members electing to participate. In addition, the court made certain findings of fact, including a finding that PFOA is toxic and hazardous to humans. This finding was based on unsubstantiated claims made by plaintiffs during oral arguments without the benefit of any scientific testimony. It is the company's position that the scientific evidence does not support the court's finding. DuPont plans to appeal the order and intends to take every action to assure that the science is presented in this case. Trial has been scheduled for the third quarter of 2003 and DuPont intends to defend itself vigorously. Since DuPont does not believe that its use of PFOA has caused or will cause any deleterious health affects, the company has not established a reserve related to the final outcome of the lawsuit.

While management recognizes that it is reasonably possible that losses may be incurred related to PFOA, a range of such losses cannot be reasonably estimated at this time.

(Dollars in millions, except per share)

Environmental

released from DuPont's Louisville, Kentucky, fluoroproducts facility. This release lasted about forty minutes. There were no on–site injuries, and only one off–site person reported any exposure. No toxic tort suits were filed as a result of this release. DuPont's incident investigation concluded that an inadequate valve stem design was a key factor contributing to the release (the valve stem twisted and the valve indicated it was in a closed position, when it was actually open). DuPont's process isolation procedures were also reviewed and modified as a result of this incident. The Department of Justice (DOJ) proposed a settlement prior to filing its action for $1,700,000. Subsequently, by letter dated July 13, 1999, the DOJ provided "formal notice" to DuPont that, due to the May 1997 HF release, the DOJ intended to bring a "federal court action" against DuPont under the Clean Air Act Section 112(r) – General Duty Clause. DuPont contested the proposed $1,700,000 fine as excessive and unreasonable because there was no environmental harm or human health impacts associated with the May 1997 incident. DuPont presented a settlement offer to the DOJ and the Environmental Protection Agency (EPA) in December 2000. DuPont has reached an agreement with the DOJ and EPA to settle this matter for $1,102,000. This settlement consists of $552,000 in supplemental environmental projects supporting local Louisville governmental and nongovernmental environmental agencies and $550,000 as a cash penalty. The DOJ has prepared a Consent Decree and Complaint that DuPont is currently reviewing. Settlement is expected to be completed in the second quarter of 2003.

Grand Cal/Indiana Harbor System

The Indiana Departments of Natural Resources and Environmental Management and the United States Department of Interior are in the process of conducting a natural resource damage assessment of the Grand Calumet River and the Indiana Harbor Canal System under the Comprehensive Environmental Response, Compensation, and Liability Act, (CERCLA), and the Oil Pollution Act. The company's plant in East Chicago, Indiana, which discharges industrial wastewater into these waterways, was identified as one of seventeen potentially responsible parties (PRPs) for the cost of the assessment and any determined natural resource damages. The trustees recently indicated that their preferred remedy is to dredge the entire Grand Cal/Indiana Harbor System. DuPont has joined with eight other PRPs to contest the remedy. A settlement offer has been tendered to the trustees and negotiations are ongoing.

PFOA

Information related to this matter is included within Note 7 to the company's consolidated financial statements under the heading PFOA.

Automotive Refinish

The San Joaquin Valley Unified Air Pollution Control District has recently filed a complaint in California Superior Court for the County of Fresno. The complaint alleges that DuPont distributed noncompliant automotive refinish coatings for sale throughout the year of 1999 in violation of District Rule 4602. The District is seeking a permanent injunction against future sales and civil penalties of $75,000 per day. District Rule 4602 permits the sale of noncompliant coatings within the District as long as the coating are clearly labeled as noncompliant and are used only in districts in which the coatings would be deemed compliant. DuPont labeled its coatings in compliance with District Rule 4602 and provided educational material about the District Rule to coatings users. The District and DuPont have agreed in principal to settle this matter for $35,000.

Florida Wastewater Release

DuPont's mining operations in Starke, Florida, use water impoundment ponds to hold industrial wastewater for treatment and discharge. Between July and September of 2002, there were discharges from these ponds, which resulted in water permit violations for water quality standards. In January of 2003, two of the berms, and in March of 2003, four of the berms surrounding the ponds failed partially due to significant rainfall over a short period of time. As a result, wastewater containing organic suspended solids that turn the water dark brown was released into a local tributary and through connecting waterways. None of the wastewater released contained hazardous materials and no effects on the environment or human health are expected as a result of these releases.

The Florida Department of Environmental Protection issued a draft Consent Order to the

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 29, 2004

The proposal urges the board to report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PFOA exposures, to DuPont's remediation of sites where PFOA is present, and PFOA-related litigation.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel